Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

INETXPERTS, CORP.,

EACH OF THE PERSONS LISTED ON SCHEDULE A

ATTACHED HERETO, as Sellers,

the Sellers’ Representative,

and

COMPUTER PROGRAMS AND SYSTEMS, INC., as Buyer

April 23, 2019

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		2

ARTICLE II SALE AND TRANSFER OF THE PURCHASED STOCK		2
2.1	Purchase of Purchased Stock and Cancellation of the Company Options	2
2.2	Transaction Consideration; Allocation	2
2.3	Closing Payments	3
2.4	Closing	4
2.5	Closing Obligations	4
2.6	Purchase Price Adjustment	6
2.7	Tax Withholding	8

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE SELLERS		9
3.1	Organization and Good Standing; Capitalization	9
3.2	Authority; No Conflict	9
3.3	Proceedings	10
3.4	Brokers or Finders	10

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		10
4.1	Organization and Good Standing; Capitalization	10
4.2	Authority; No Conflict	11
4.3	Financial Information	12
4.4	Assets	13
4.5	Real Property	13
4.6	Intellectual Property; Information Systems	14
4.7	Material Customers and Material Suppliers	18
4.8	Contracts; No Defaults	19
4.9	Warranties and Guaranties	21
4.10	Insurance	21
4.11	Proceedings; Orders	21
4.12	Governmental Authorizations	22
4.13	Compliance with Laws	22
4.14	Environmental Matters	23
4.15	Business Associates	23
4.16	Benefit Plans	25
4.17	Taxes	27
4.18	Related Persons	29
4.19	Powers of Attorney; Bank Accounts	29
4.20	Absence of Certain Changes, Events and Conditions	30
4.21	Brokers or Finders	32
4.22	International Trade Laws	32
4.23	No Other Representations or Warranties	33

ARTICLE V REPRESENTATIONS AND WARRANTIES REGARDING BUYER		33
5.1	Organization and Good Standing	33
5.2	Authority, No Conflict	33
5.3	Proceedings; Orders	34
5.4	Brokers or Finders	34
5.5	Financing	34
5.6	No Other Representations or Warranties	34
5.7	Independent Investigation	34

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ARTICLE VI PRE-CLOSING COVENANTS		35
6.1	Access and Investigation	35
6.2	Conduct of Business by the Company During Executory Period	35
6.3	[RESERVED]	36
6.4	Exclusivity	36
6.5	Notification of Certain Matters	37
6.6	Notices, Consents and Filings; Compliance	37
6.7	Monthly Financial Statements	38
6.8	Tail Policy; Indemnification of Directors and Officers	38
6.9	Termination of Certain Contracts	38
6.10	Reasonable Best Efforts	38

ARTICLE VII ADDITIONAL COVENANTS		39
7.1	Tax Returns	39
7.2	Amended Tax Returns and Carrybacks	40
7.3	Tax Refunds	40
7.4	Transfer Taxes	40
7.5	Confidentiality	40
7.6	Public Announcements	41
7.7	Restrictive Covenants	41
7.8	Foreign Employees	42
7.9	Further Assurances	42
7.10	Waiver of Transfer Restrictions and Conditions	43
7.11	Company Benefit Plans	43

ARTICLE VIII CONDITIONS TO CLOSING		43
8.1	Conditions to Obligations of the Parties	43
8.2	Conditions to Obligations of Buyer	43
8.3	Conditions to Obligations of Sellers and the Company	44

ARTICLE IX INDEMNIFICATION		45
9.1	Survival	45
9.2	Indemnification Obligations of Sellers	45
9.3	Indemnification Obligations of Buyer	46
9.4	Time Limitations	47
9.5	Certain Other Limitations and Guidelines	47
9.6	Procedure for Indemnification – Third-Party Claims	49
9.7	Procedure for Indemnification – Direct Claims	50
9.8	Payment; Escrow	51
9.9	Exclusive Remedies	52
9.10	Tax Treatment of Indemnification Payments	52
9.11	Certain Waivers and Releases	52

ARTICLE X TERMINATION		52
10.1	Termination Events	52
10.2	Effect of Termination	53

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ARTICLE XI GENERAL PROVISIONS		53
11.1	Expenses	53
11.2	Successors and Assigns; No Third Party Beneficiaries	53
11.3	Notices	54
11.4	Entire Agreement; Modification	55
11.5	Waiver; Remedies	55
11.6	Severability	55
11.7	Governing Law; Venue	55
11.8	Waiver of Jury Trial	56
11.9	Counterparts; Execution of Agreement	56
11.10	Enforcement of Agreement	56
11.11	The Sellers’ Representative	56
11.12	Rules of Construction	58

Annexes:

Annex A	-	Defined Terms
Annex B	-	Earnout Payment
Annex C	-	Capitalization Table
Annex D	-	Accounting Principles; Example Calculation of Net Working Capital
Annex E	-	Contracts to be Terminated
Annex F	-	Company Benefit Plans

Schedules

Schedule A	-	Stockholders of the Company
Schedule B	-	Optionholders
Schedule C	-	Warrantholder

Exhibits:

Exhibit A	-	Form of Option Cancellation Agreement
Exhibit B	-	Form of Warrant Cancellation Agreement
Exhibit C	-	Form of Escrow Agreement

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STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”), dated as of April 23, 2019 (the “Execution Date”), is by and among iNetXperts, Corp., a Maryland corporation doing business as Get Real Health (the “Company”), Computer Programs and Systems, Inc., a Delaware corporation (“Buyer”), the stockholders of the Company listed on Schedule A (each a “Seller” and, collectively, “Sellers”), and Kevin M. Plessner, not as a Seller but in his capacity as a representative of Sellers (the “Sellers’ Representative”).

RECITALS

A.    As of the date hereof, Sellers collectively own (i) 1,000 shares of “Class A Common Stock”, par value $0.001 per share, and 76,971 shares of “Class B Common Stock”, par value $0.001 per share (collectively, the “Common Stock”), and (ii) 17,516 shares of “Series A Convertible Preferred Stock”, par value $0.001 per share (the “Series A Preferred Stock”), which shares represent all of the issued and outstanding capital stock of the Company (collectively, the “Purchased Stock”);

B.    The holders of options listed on Schedule B attached hereto (the “Optionholders”) are the record owners of options to purchase an aggregate of 11,350 shares of Common Stock (the “Company Options”) granted pursuant to the Company’s 2012 Stock Incentive Plan (the “Stock Incentive Plan”);

C.    The holder of the warrant listed on Schedule C attached hereto (the “Warrantholder”) is the record owner of a warrant to purchase an aggregate of 350.31 shares of Series A Preferred Stock (the “Warrant”);

D.    On the terms and subject to the conditions contained in this Agreement, Sellers desire to sell all of the Purchased Stock to Buyer and to receive in exchange therefor the Transaction Consideration payable to Sellers (as set forth and subject to adjustment as provided in this Agreement);

E.    The Optionholders desire to surrender the Company Options for consideration pursuant to the terms of the Option Cancellation Agreements and to receive in exchange therefor the Option Consideration (as set forth and subject to adjustment as provided in this Agreement);

F.    The Warrantholder desires to surrender the Warrant for consideration pursuant to the terms of the Warrant Cancellation Agreements and to receive in exchange therefor the Transaction Consideration payable to the Warrantholder (as set forth and subject to adjustment as provided in this Agreement); and

G.    As an inducement to Buyer entering into this Agreement, the Company and each of the Key Employees have entered into employment agreements (the “Employment Agreements”), dated as of the Execution Date, but effective only if the Closing occurs, in which case each such Employment Agreement will be effective as of the Closing Date.

AGREEMENT

The Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Set forth on Annex A are the definitions of certain capitalized terms used in this Agreement, as well as cross-references to the applicable portions of this Agreement where certain other capitalized terms are defined.

ARTICLE II

SALE AND TRANSFER OF THE PURCHASED STOCK

2.1    Purchase of Purchased Stock and Cancellation of the Company Options. On the terms and subject to the conditions set forth in this Agreement, at the Closing, (i) Sellers shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase, acquire and accept from Sellers, all of Sellers’ right, title and interest in and to all of the Purchased Stock, free and clear of all Encumbrances, except the Statutory Transfer Restrictions, (ii) the Optionholders shall surrender the Company Options for cancellation pursuant to the Option Cancellation Agreements, (iii) the Warrantholder shall surrender the Warrant for cancellation pursuant to the Warrant Cancellation Agreement, and (iv) Buyer shall pay and deliver the Transaction Consideration as provided in this Agreement, the Option Cancellation Agreements and the Warrant Cancellation Agreement. The Transaction Consideration (as set forth and subject to adjustment as provided in this Agreement) will be allocated among the Securityholders pursuant to the Allocation Certificate. Effective upon consummation of the Closing, (i) all outstanding options and warrants to purchase shares of capital stock of the Company shall be cancelled and terminated and become null, void and of no further effect, and (ii) the Stock Incentive Plan shall be terminated and of no further force or effect. The aggregate amount payable to all Optionholders in accordance with this Agreement and the Allocation Certificate is referred to as the “Option Consideration.” As promptly as practicable after Closing, the Company shall pay such portion of the Option Consideration to the applicable Optionholder (subject to applicable withholding Tax) to an account or accounts designated by such Optionholder in accordance with the Company’s standard payroll process. Before the Closing Date, the board of directors of the Company will adopt resolutions authorizing cancellation of the Stock Incentive Plan in accordance with the terms of this Agreement.

2.2    Transaction Consideration; Allocation.

(a)    The aggregate purchase price (the “Transaction Consideration”) for the Purchased Stock and cancellation of the Company Options and the Warrant shall be an amount equal to (x) $11,000,000 (the “Base Purchase Price”), plus or minus, as the case may be, (y) an adjustment amount as determined in accordance with Section 2.6, (the amounts set forth in (x) and (y) together are the “Closing Consideration”) plus (z) the Earnout Payment, if any.

(b)    The Earnout Payment, if any, shall be earned and paid in accordance with Annex B. Each Securityholder shall be eligible to receive payment of such Securityholder’s pro rata portion of the Earnout Payment, if any.

(c)    No fewer than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Buyer a statement (in form and substance reasonably acceptable to Buyer) (the “Estimated Closing Statement”) setting forth (i) Sellers’ good faith estimates of (A) Net Working Capital (the “Estimated Net Working Capital”), (B) Closing Cash (the “Estimated Closing Cash”), (C) Closing Indebtedness (the “Estimated Closing Indebtedness”), (D) Closing Transaction Expenses (the “Estimated Closing Transaction Expenses”), and (E) Estimated Cash Consideration. After delivery to Buyer of the Estimated Closing Statement and prior to the Closing, Sellers and the Company shall, and Sellers shall cause the Company to, provide Buyer and its Representatives with a reasonable opportunity, in a manner that does not unreasonably interfere with the businesses and operations of the Company, to review any books and records used in preparing the Estimated Closing Statement.

(d)    Attached to Annex C is a table (the “Capitalization Table”) that sets forth, as of the Execution Date, the following: (i) the name of each Seller, the number and class of shares of Purchased Stock held by each Seller (including the applicable liquidation preference), and such Seller’s Pro Rata Share; (ii) the name of each Optionholder, the number of shares of Purchased Stock subject to the Company Options held by such Optionholder and the related exercise price, and a notation of whether such Optionholder is “in the money” or “out of the money” based upon the Base Purchase Price; and (ii) the name of the Warrantholder, the number of shares of Purchased Stock subject to Warrant held by the Warrantholder and the related exercise price, and a notation of whether the Warrantholder is “in the money” or “out of the money” based upon the Base Purchase Price.

(e)    At least three (3) Business Days prior to the Closing and concurrently with the delivery of the Estimated Closing Statement, Sellers shall prepare and deliver to Buyer a certificate (as updated pursuant to this Agreement, the “Allocation Certificate”) that sets forth (i) all of the information set forth on the Capitalization Table updated as of the Closing Date; (ii) the amount of the Estimated Cash Consideration payable to each Seller; (iii) the amount of the Estimated Cash Consideration payable to each Optionholder; (iv) the amount of the Estimated Cash Consideration payable to the Warrantholder; (v) for each Securityholder, the percentage of the Transaction Consideration due to such Securityholder relative to the Transaction Consideration due to all Securityholders in the aggregate (the “Allocation Percentage”); (vi) a notation of whether each Optionholder and the Warrantholder is “in the money” or “out of the money” based upon the Closing Consideration; and (vii) the effective price per share due to be paid for each share of Common Stock (taking into account the shares of stock that are subject to Company Options and the Warrant that, in each case, are “in the money,” including, for purposes of the updates to the Allocation Certificate required herein, Company Options and the Warrant that were “out of the money” but became “in the money” after determination of the Final Cash Consideration pursuant to Section 2.6 or the Earnout Payment pursuant to Annex B). The Allocation Certificate shall be executed by each Seller and shall include a statement that: (x) such Seller has reviewed the Allocation Certificate; (y) the information set forth on the Allocation Certificate is true and correct; and (z) such Seller waives any and all claims against Buyer, the Company, and Sellers’ Representative with respect to the accuracy of the Allocation Certificate. The Parties agree that Buyer shall be entitled to rely on the Allocation Certificate in making payments under Article II and Annex B and Buyer shall not be responsible for the calculations or the determinations regarding such calculations in such Allocation Certificate (including any update thereto).

2.3    Closing Payments. On the terms and conditions herein set forth, at the Closing, Buyer shall pay (or cause to be paid) the Transaction Consideration as follows (the “Closing Payments”):

(a)    deposit with the Escrow Agent an amount equal to $300,000 (the “NWC Escrow Fund”), and an amount equal to $1,850,000 (the “Indemnity Escrow Fund” and, together with the NWC Escrow Fund, the “Escrow Fund”), each into a separate escrow account to be governed by the terms of this Agreement and the Escrow Agreement, and, to the extent not paid pursuant to Section 2.3(c), pay to the Escrow Agent the Escrow Fee, in each case, by wire transfer of immediately available funds to the accounts designated by the Escrow Agent.

(b)    pay to the Lenders, on behalf of Sellers and the Company, the amounts necessary to pay off the Estimated Closing Indebtedness owed to the Lenders by wire transfer of immediately available funds to the accounts designated by the Lenders in the Debt Payoff Letters;

(c)    pay to the Persons identified in the Invoices, on behalf of Sellers and the Company, the amounts necessary to pay off the Estimated Closing Transaction Expenses owed to such Persons by wire transfer of immediately available funds to the accounts designated in the Invoices;

(d)    pay to the Company, for distribution to the Optionholders (or, with respect to the amount described in clause (ii) below, for payment by the Company in accordance with its obligations described in clause (ii)), in accordance with the Company’s payroll practices and subject to applicable withholding, (i) the aggregate amount (subject to applicable withholding Tax) set forth opposite each Optionholder’s name on the Allocation Certificate upon execution of an Option Cancellation Agreement by such Optionholder, plus (ii) an amount equal to the Company’s payroll tax and benefit plan obligations with respect to the amounts to be paid to the Optionholders; and

(e)    pay to the Sellers’ Representative, for distribution to the Warrantholder, the amount set forth opposite the Warrantholder’s name on the Allocation Certificate upon execution of a Warrant Cancellation Agreement by the Warrantholder, in cash by wire transfer of immediately available funds to the Transaction Consideration Bank Account;

(f)    the balance of the Estimated Cash Consideration, after subtracting the amounts paid pursuant to Sections 2.3(d) and Section 2.3(e), to the Sellers’ Representative for the benefit of Sellers in cash by wire transfer of immediately available funds to the Transaction Consideration Bank Account.

2.4    Closing. Subject to the terms of this Agreement, the Parties shall consummate the Transactions (the “Closing”) no later than three (3) Business Days after the last of the conditions to the Closing set forth in Article VIII have been satisfied or waived (other than conditions that by their nature are to be satisfied on the Closing Date, but subject to the satisfaction or waiver (if legally permissible) of such conditions), and the Parties shall, and shall cause their respective Representatives to, conduct the Closing remotely through the exchange of Transaction Documents and signatures thereto by facsimile, e-mail or other means of electronic transmission (or by such other method, at such other time, on such other date or at such other place as Buyer and Sellers mutually agree upon in writing), effective as of 11:59:59 p.m. (Central Time) on the Closing Date (the “Effective Time”). All Transactions that are to occur on and as of the Closing Date are to be deemed to have occurred simultaneously as of the Closing.

2.5    Closing Obligations. In addition to any other documents to be delivered under other provisions of this Agreement, at the Closing:

(a)    Sellers and the Company shall, and Sellers shall cause the Company to, deliver, or cause to be delivered, to Buyer the following:

(i)    certificate(s) representing the Purchased Stock, duly endorsed for transfer (or accompanied by duly executed stock powers) or, in the event of a lost certificate, an affidavit with respect to same indemnifying Buyer against any claim from any other Person asserting that it owns any Purchased Stock through such Seller;

(ii)    an option cancellation agreement, dated as of the Closing Date, in substantially the form attached hereto as Exhibit A, duly executed by each Optionholder and the Company (the “Option Cancellation Agreement”);

(iii)    a warrant cancellation agreement, dated as of the Closing Date, in substantially the form attached hereto as Exhibit B, duly executed by the Warrantholder and the Company (the “Warrant Cancellation Agreement”);

(iv)    an escrow agreement substantially in the form of Exhibit C (the “Escrow Agreement”), duly executed by the Sellers’ Representative;

(v)    instruments evidencing the resignation of each director, manager and officer of the Company that Buyer has requested to resign as of the Closing (with such request being given by Buyer to Sellers no fewer than five (5) Business Days prior to the Closing Date), in form and substance reasonably acceptable to Buyer, duly executed by each such director, manager and officer;

(vi)    a statement pursuant to § 1.897-2(h) of the Treasury Regulations, duly executed by the Company, certifying that the Securities being transferred under this Agreement do not constitute a U.S. real property interest;

(vii)    payoff letters (the “Debt Payoff Letters”), in form and substance reasonably acceptable to Buyer, duly executed by the Lenders, providing for, upon the payment of all Closing Indebtedness owed by the Company to such Lender at the Closing, the termination of all Encumbrances held by such Lender with respect to the Assets of the Company (including the authorization of the filing of all necessary UCC-3 termination statements and other necessary documentation in connection with the termination of such Encumbrances);

(viii)    evidence, in form and substance reasonably acceptable to Buyer, that all Encumbrances on the Purchased Stock (other than Statutory Transfer Restrictions) and all Encumbrances on the Assets of the Company (other than Permitted Encumbrances) have been released and all Indebtedness has been paid, in each case, at or prior to the Closing;

(ix)    invoices (the “Invoices”) from the applicable Persons, dated no more than two (2) Business Days prior to the Closing Date, with respect to all Closing Transaction Expenses due and payable to such applicable Persons as of the Closing Date;

(x)    copies of those notices required to be given and Consents required to be obtained by either of Sellers or the Company in connection with the execution and delivery of the Transaction Documents and the consummation of the Transactions that are set forth on Schedule 2.5(a)(x) to the Seller Disclosure Letter, in each case, in form and substance reasonably acceptable to Buyer;

(xi)    with respect to the Leased Real Property, estoppel certificates and landlord waivers, in each case, in form and substance reasonably acceptable to Buyer, duly executed by the lessors leasing the Leased Real Property;

(xii)    the Constitutive Documents of the Company and certificates of good standing (or the equivalent) from the jurisdiction of incorporation, organization or formation of the Company and each other jurisdiction in which the Company is qualified to do business, all issued by the Secretary of State or Commonwealth (or other applicable Governmental Authority) of such jurisdiction, all of which are to be dated within ten (10) Business Days prior to the Closing Date;

(xiii)    a certificate, in form and substance reasonably acceptable to Buyer, duly executed by an authorized officer of the Company (A) certifying as accurate and complete as of the Closing, attached copies of the Governance Documents of the Company, (B) attaching all requisite resolutions of the board of directors and shareholders of the Company approving the execution and delivery of the Transaction Documents and the consummation of the Transactions, and certifying that all such resolutions were duly adopted, have not been amended, modified or rescinded in any respect and remain in full force and effect as of the Closing, and (C) certifying as to the names, titles and signatures of the officers of the Company authorized to sign the Transaction Documents on behalf of the Company;

(xiv)    the Constitutive Documents of each Seller that is an entity and a certificate of good standing (or the equivalent) from the jurisdiction of incorporation, organization or formation of such Seller issued by the Secretary of State or Commonwealth (or other applicable Governmental Authority) of such jurisdiction, which are to be dated within ten (10) Business Days prior to the Closing Date;

(xv)    a certificate, in form and substance reasonably acceptable to Buyer, duly executed by an authorized officer of each Seller that is an entity (A) attaching all requisite resolutions of the board of directors and shareholders of such Seller approving the execution and delivery of the Transaction Documents and the consummation of the Transactions, and certifying that all such resolutions were duly adopted, have not been amended, modified or rescinded in any respect and remain in full force and effect as of the Closing, and (B) certifying as to the names, titles and signatures of the officers of such Seller authorized to sign the Transaction Documents on behalf of such Seller;

(xvi)    the Allocation Certificate in accordance with Section 2.2(e), duly executed by each Seller;

(xvii)    evidence satisfactory to Buyer that the loan made by the Company to Robin Wiener has been satisfied and paid in full; and

(xviii)    such other Contracts, documents and certificates necessary to consummate the Transactions, as Buyer reasonably requests, each in form and substance reasonably acceptable to Buyer, and each duly executed by the applicable Person.

(b)    Buyer shall deliver, or cause to be delivered, the following:

(i)    the Closing Payments, to the respective Persons, in the respective form and in the respective amounts, in each case, in accordance with Section 2.3;

(ii)    to Sellers, the Escrow Agreement, duly executed by Buyer;

(iii)    the Constitutive Documents of Buyer and a certificate of good standing, all issued by the Secretary of State of Delaware, all of which are to be dated within ten (10) Business Days prior to the Closing Date; and

(iv)    a certificate, in a form reasonably acceptable to Sellers, duly executed by an authorized officer of Buyer (A) certifying as accurate and complete as of the Closing, attached copies of the Governance Documents of Buyer, (B) attaching all requisite resolutions or actions of the board of directors of Buyer approving the execution and delivery of the Transaction Documents and the consummation of the Transactions, and certifying that all such resolutions were duly adopted, have not been amended, modified or rescinded in any respect and remain in full force and effect as of the Closing, and (C) certifying as to the names, titles and signatures of the officers of Buyer authorized to sign the Transaction Documents on behalf of Buyer.

2.6    Purchase Price Adjustment.

(a)    As promptly as practicable, but in no event later than sixty (60) days after the Closing Date, Buyer shall prepare and deliver to the Sellers’ Representative a statement (the “Closing Statement”) setting forth Buyer’s good faith calculation of (i) Net Working Capital (the “Revised Net Working Capital”), (ii) Closing Cash (the “Revised Closing Cash”), (iii) Closing Indebtedness (the “Revised Closing Indebtedness”), (iv) Closing Transaction Expenses (the “Revised Closing Transaction

Expenses”), and (v) Revised Cash Consideration. During the (30) thirty day period immediately following the delivery of the Closing Statement by Buyer to the Sellers’ Representative (the “Objection Period”), Buyer shall provide the Sellers’ Representative and its respective Representatives with a reasonable opportunity, in a manner that does not unreasonably interfere with the businesses and operations of Buyer and its Affiliates (including the Company), to review any work papers, books and records used in preparing the Closing Statement and have an opportunity to discuss the Closing Statement with the employees of the Buyer who prepared the statements.

(b)    If, prior to 5:00 p.m. (Central Time) on the last day of the Objection Period (the “Objection Deadline”), the Sellers’ Representative has not given Buyer written notice of any good faith objection to the Closing Statement or any component thereof specifying in reasonable detail the nature and basis of such objection, as well as the specific matters in dispute (the “Disputed Matters”) and the amount of any proposed adjustments (an “Objection Notice”), then the Closing Statement and all components thereof are to be deemed final and are to be binding and conclusive on the Parties for all purposes under this Agreement and not subject to further dispute or challenge.

(c)    If, prior to the Objection Deadline, the Sellers’ Representative has given Buyer an Objection Notice, then Buyer and the Sellers’ Representative shall in good faith attempt to resolve the Disputed Matters (and, for avoidance of doubt, all other matters with respect to, and all other components of, the Closing Statement are to be binding and conclusive on the Parties for all purposes under this Agreement and not subject to further dispute or challenge). If Buyer and the Sellers’ Representative fail to resolve all of the Disputed Matters within thirty (30) days following Buyer’s receipt of such Objection Notice, then Buyer and the Sellers’ Representative shall submit the Disputed Matters remaining in dispute (and only such Disputed Matters, as all other matters with respect to, and all other components of, the Closing Statement (including those Disputed Matters resolved by Buyer and the Sellers’ Representative in accordance with the immediately preceding sentence) are to be binding and conclusive on the Parties for all purposes under this Agreement and not subject to further dispute or challenge) to the Independent Accounting Firm for resolution in accordance with the guidelines and procedures set forth in this Agreement. If Disputed Matters are submitted to the Independent Accounting Firm for resolution in accordance with the immediately preceding sentence, (i) Buyer and the Sellers’ Representative shall furnish, or cause to be furnished, to the Independent Accounting Firm such work papers and other documents and information relating to such Disputed Matters as the Independent Accounting Firm requests and as are available to such Party or such Party’s Representatives and Buyer and the Sellers’ Representative are to be afforded the opportunity to present to the Independent Accounting Firm any material relating to such Disputed Matters, (ii) Buyer and the Sellers’ Representative shall instruct the Independent Accounting Firm to deliver the Independent Accounting Firm’s determination in a written notice to Buyer and the Sellers’ Representative within thirty (30) days of the submission to the Independent Accounting Firm of such Disputed Matters, and such determination is to be final, binding and conclusive on the Parties for all purposes under this Agreement and not subject to further dispute or challenge and is to be used in the calculation of the Final Net Working Capital and the determination of the Final Closing Cash, Final Closing Indebtedness and Final Closing Transaction Expenses, as applicable, and (iii) the fees and expenses of the Independent Accounting Firm are to be allocated and payable by Buyer, on the one hand, and the Sellers’ Representative, on the other hand, in proportion to the amounts by which the proposals of Buyer and the Sellers’ Representative, respectively, differed from the Independent Accounting Firm’s final determination of such Disputed Matters, and Buyer and the Sellers’ Representative shall instruct the Independent Accounting Firm to determine such proportions in the Independent Accounting Firm’s final determination.

(d)    Within three (3) Business Days following the determination of the Final Cash Consideration, the Sellers’ Representative shall prepare (or cause to be prepared) and deliver to Buyer, an updated Allocation Certificate that reflects any changes to the information set forth therein resulting from any adjustment to the Transaction Consideration pursuant to this Section 2.6.

(e)    If the Estimated Cash Consideration exceeds the Final Cash Consideration (the amount of such excess, the “Downward Adjustment Amount”), then within five (5) Business Days of the final determination of the Final Cash Consideration, (i) the Parties shall jointly instruct the Escrow Agent to distribute the Downward Adjustment Amount from the NWC Escrow Fund to Buyer, and (ii) the Parties shall jointly instruct the Escrow Agent to distribute any funds remaining in the NWC Escrow Fund after such payment of the Downward Adjustment Amount to (A) to the Transaction Consideration Bank Account, on behalf of Sellers and the Warrantholder and (B) the Company, to be distributed by the Company through a special Company payroll, to each Optionholder (such distributions to be in accordance with each Sellers’, Optionholders’ and the Warrantholder’s Allocation Percentage (as reflected in the updated Allocation Certificate)).

(f)    If the Final Cash Consideration equals or exceeds the Estimated Cash Consideration (the amount of such excess, the “Upward Adjustment Amount”), then within five (5) Business Days of the final determination of the Final Cash Consideration, (i) the Parties shall jointly instruct the Escrow Agent to distribute the NWC Escrow Fund to (A) to the Transaction Consideration Bank Account, on behalf of Sellers and the Warrantholder, and (B) the Company, to be distributed by the Company through a special Company payroll (subject to and reduced by applicable withholding Taxes), to each Optionholder (such distributions to be in accordance with the Allocation Percentages (as reflected in the updated Allocation Certificate), and (ii) the Purchaser shall pay, or cause the Company to pay, as applicable, by wire transfer of immediately available funds, (A) to an account designated by the Sellers’ Representative, on behalf of Sellers and the Warrantholder, an amount equal to each Seller’s and the Warrantholder’s Allocation Percentage (as reflected in the updated Allocation Certificate) of the Upward Adjustment Amount, and (B) through a special Company payroll, to each Optionholder, their respective Allocation Percentages (as reflected in the updated Allocation Certificate) of the Upward Adjustment Amount (subject to and reduced by applicable withholding Taxes).

(g)    The Estimated Closing Statement and the Closing Statement, as well as all estimates, calculations and determinations therein, are to be prepared and calculated on a consolidated basis for the Company using the accounting principles, practices, classifications, procedures, policies and methods set forth on Annex D (the “Accounting Principles”). An example calculation of Net Working Capital using the Accounting Principles is also set forth on Annex D.

(h)    The Parties shall treat each payment made under this Section 2.6 as an adjustment to the Transaction Consideration for Tax purposes, unless (i) a final determination (which includes the execution of a Form 870-AD or successor form) with respect to any such payment causes such payment not to be treated as an adjustment to the Transaction Consideration for Tax purposes or (ii) as otherwise required by applicable Legal Requirements.

2.7    Tax Withholding. Notwithstanding anything in this Agreement to the contrary, Buyer (and the Company with respect to payments to the Optionholders) is entitled to deduct and withhold from any amounts payable pursuant to this Agreement to any Securityholder or any other Person such amounts that are required to be deducted and withheld under the Code or any other Legal Requirement with respect to the making of such payment. To the extent that amounts are so deducted and withheld, such amounts are to be deemed for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE SELLERS

Except as set forth in the Seller Disclosure Letter (with each Schedule to the Seller Disclosure Letter qualifying the correspondingly numbered and lettered Section of this Article III and any other Section of this Article III to the extent it is reasonably apparent that the disclosure on such Schedule is responsive to such other Section of this Article III), each Seller, severally and not jointly, represents and warrants to Buyer as of the Execution Date and as of the Closing (except for representations and warranties that address matters only as of a specified date, in which case as of such specified date) as follows:

3.1    Organization and Good Standing; Capitalization.

(a)    To the extent such Seller is not a natural Person, such Seller is duly formed, validly existing and in good standing under the Legal Requirements of the jurisdiction of such Seller’s organization or formation.

(b)    Such Seller owns of record and beneficially the number of shares of capital stock and other securities of the Company (collectively, “Securities”), including Company Options and the Warrant, as set forth next to such Seller’s name on the Capitalization Table.    Such Seller owns such Securities free and clear of all Encumbrances (other than Statutory Transfer Restrictions and restrictions pursuant to the 2012 Employee Stock Option Plan) and has good, valid and marketable title to such Securities. Except as set forth on Schedule 3.1(b) to the Seller Disclosure Letter, such Seller is not a party to, nor is such Seller otherwise bound by, any voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Securities owned by such Seller.

3.2    Authority; No Conflict.

(a)    This Agreement has been duly and validly executed by such Seller, and this Agreement (assuming due authorization, execution and delivery by the other parties hereto) constitutes the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as enforceability is limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies (the “Enforceability Exceptions”). Upon the delivery (and execution, if applicable) by such Sellers of each of the documents and instruments to be delivered at the Closing pursuant to Section 2.5(a) (collectively, the “Seller Closing Documents”), each of the Seller Closing Documents to which such Seller is a party (assuming due authorization, execution and delivery by the other party or parties thereto, if applicable) will constitute the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with their respective terms, except as enforceability is limited by the Enforceability Exceptions. Such Seller has the right, power and authority to execute and deliver this Agreement and the Seller Closing Documents to which such Seller is a party and to perform such Seller’s obligations under this Agreement and the Seller Closing Documents to which such Seller is a party, and such actions have been duly authorized by all necessary partnership, company or other governing action by such Seller.

(b)    Except as set forth on Schedule 3.2(b) to the Seller Disclosure Letter, neither the execution and delivery of this Agreement or any of the other Transaction Documents by such Seller nor the consummation or performance of any of the Transactions by such Seller will, directly or indirectly (with or without notice or lapse of time or both), (i) contravene, conflict with or result in a violation or breach of any provision of any of the Constitutive Documents or Governance Documents of such Seller or the Company, (ii) contravene, conflict with or result in a violation or breach of any Legal Requirement to which such Seller is subject, or (iii) result in the creation or imposition of any Encumbrance upon any of the Securities held by such Seller (other than Statutory Transfer Restrictions).

(c)    Except as set forth on Schedule 3.2(c) to the Seller Disclosure Letter, such Seller is not and will not be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or any of the other Transaction Documents, or the consummation or performance of the Transactions. Such Seller has not taken any action, agreed to take any action and, to the knowledge of such Seller, there are no facts or circumstances that could materially impede or delay receipt of any Consents from any Person in connection with such Seller’s execution and delivery of this Agreement or any of the other Transaction Documents, or such Seller’s consummation or performance of the Transactions.

3.3    Proceedings. There are no Proceedings pending or, to the knowledge of such Seller, threatened by or against such Seller that challenges, or that would have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Transactions.

3.4    Brokers or Finders. No investment banker, financial advisor, broker, finder or other intermediary retained by or authorized to act on behalf of such Seller is or could be entitled to any fee, commission or other similar payment from Buyer or the Company or any of their respective Affiliates in connection with the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

Except as set forth in the Seller Disclosure Letter (with each Schedule to the Seller Disclosure Letter qualifying the correspondingly numbered and lettered Section of this Article IV and any other Section of this Article IV to the extent it is reasonably apparent that the disclosure on such Schedule is responsive to such other Section of this Article IV), the Company represents and warrants to Buyer as of the Execution Date and as of the Closing (except for representations and warranties that address matters only as of a specified date, in which case as of such specified date) as follows:

4.1	Organization and Good Standing; Capitalization.

(a)    The Company is duly incorporated, validly existing and in good standing under the Legal Requirements of the State of Maryland and has full power and authority to own and lease its Assets as they are now owned and leased, and to carry on its business as it is now being conducted. The Company is duly qualified and licensed to do business and is in good standing in all jurisdictions where the character of the Assets owned or leased by it or the nature of its activities makes such qualification necessary, and each jurisdiction where the Company is qualified and licensed to do business is set forth on Schedule 4.1(a) to the Seller Disclosure Letter.

(b)    The Capitalization Table sets forth all of the authorized, issued and outstanding Securities, along with the name of each record holder of the Securities, the number of Securities held by each such record holder and the address of each such record holder. No Person, except as set forth on the Capitalization Table, has any ownership, investment, financial or governance rights or interest, or option or warrant to acquire any such right or interest in the Company. All of the Securities were duly authorized and validly issued, and are fully paid and non-assessable. None of the Securities were offered, sold or issued in violation of the Securities Act, any other applicable Legal Requirements relating to the offer, sale or issuance of securities or any Preferential Right. The Company is not under any obligation, contingent or otherwise, to register any of the Securities under the Securities Act or any applicable state securities Legal Requirements. Except as set forth on the Capitalization Table, there are no outstanding options, warrants, calls, rights, convertible or exchangeable securities, stock appreciation rights, phantom stock, profit participation rights or other rights, agreements, arrangements, obligations or commitments of any character relating to any of the Securities or any other interest in the Company. Other than the Company’s Governance Documents and Constitutive Documents, there are no rights or commitments, contingent or otherwise, of the Company to purchase, redeem or otherwise acquire any of the Securities. Except as set forth on Schedule 4.1(b) to the Seller Disclosure Letter, there are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Securities. The Company does not own any securities of, or any other interest in, any Person.

4.2    Authority; No Conflict.

(a)    This Agreement has been duly and validly executed by the Company, and this Agreement (assuming due authorization, execution and delivery by the other parties hereto) constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability is limited by the Enforceability Exceptions. Upon the delivery (and execution, if applicable) by the Company of each of the Seller Closing Documents, each of the Seller Closing Documents to which the Company is a party (assuming due authorization, execution and delivery by the other party or parties thereto, if applicable) will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except as enforceability is limited by the Enforceability Exceptions. The Company has the right, power and authority to execute and deliver this Agreement and the Seller Closing Documents to which it is a party and to perform its obligations under this Agreement and the Seller Closing Documents to which it is a party, and such actions have been duly authorized by all necessary partnership, company or other governing action by the Company.

(b)    Except as set forth on Schedule 4.2(b) to the Seller Disclosure Letter, neither the execution and delivery of this Agreement or any of the other Transaction Documents by the Company nor the consummation or performance of any of the Transactions the Company will, directly or indirectly (with or without notice or lapse of time or both), (i) contravene, conflict with or result in a violation or breach of any provision of any of the Constitutive Documents or Governance Documents of the Company, (ii) contravene, conflict with or result in a violation or breach of any Legal Requirement to which the Company is subject, (iii) contravene, conflict with or result in a violation or breach of, constitute a default under, or give any Person the right to declare a default or exercise any remedy under, accelerate the maturity or performance of or payment under, or cancel, terminate, or modify any Material Company Contract, or (iv) result in the creation or imposition of any Encumbrance upon any of the Assets of the Company (other than Permitted Encumbrances).

(c)    Except as set forth on Schedule 4.2(c) to the Seller Disclosure Letter, the Company is not and will not be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or any of the other Transaction Documents, or the consummation or performance of the Transactions. The Company has not taken any action, agreed to take any action and, to the Knowledge of the Company, there are no facts or circumstances that could materially impede or delay receipt of any Consents from any Person in connection with the execution and delivery of this Agreement or any of the other Transaction Documents, or the consummation or performance of the Transactions.

4.3    Financial Information.

(a)    Attached to Schedule 4.3(a) to the Seller Disclosure Letter are copies of the audited financial statements of the Company as of and for each of the years ended December 31, 2015, 2016 and 2017 (collectively, the “Audited Financial Statements”) and the unaudited financial statements of the Company as of and for the year ended December 31, 2018 (the “Latest Financial Statements”). The Financial Statements (i) are accurate and complete in all material respects and reflect only actual transactions, (ii) fairly present in all material respects the financial position, results of operations and changes in financial position and cash flows of the Company as of the dates and for the periods specified, and (iii) have been prepared in accordance with applicable Legal Requirements, the books and records of the Company, the historic accounting practices of the Company, and GAAP on a consistent basis throughout the periods covered by such Financial Statements (except, in the case of the Latest Financial Statements, for normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the absence of footnotes (that, if presented, would not differ materially from those included in the Audited Financial Statements)).

(b)    The Company has established and maintained a system of internal controls, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the Assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations of management and the managers or boards of directors, as applicable, of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Assets of the Company that could have a material effect on their financial statements.

(c)    All the accounts and notes receivable owing to the Company (the “Accounts Receivable”) arose from bona fide transactions in the Ordinary Course and, to the Knowledge of the Company, there are no claims, valid legal defenses, refusals to pay or other rights of offset against any of the Accounts Receivable, except as have arisen or will arise in the Ordinary Course and for which adequate reserves have been established in the Financial Statements. There has not been a materially adverse change in the composition of the Accounts Receivable arising after the Latest Balance Sheet Date, in terms of aging, as reflected in the accounting records of the Company as of the Closing as compared to the Accounts Receivable as reflected on the Latest Balance Sheets. The reserve for bad debts established on the Latest Balance Sheets or, with respect to those Accounts Receivable arising after the Latest Balance Sheet Date, on the accounting records of the Company, has been determined in accordance with GAAP applied on a consistent basis, except for normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material). All accounts and notes payable owing by the Company (the “Accounts Payable”) arose in the Ordinary Course and none of the Accounts Payable is delinquent in its payment, except those contested in good faith and for which adequate reserves have been established in the Financial Statements. Schedule 4.3(c) to the Seller Disclosure Letter sets forth all outstanding Accounts Receivable and Accounts Payable due from or payable to, respectively, any Related Person as of the Execution Date, other than routine advances made to or by employees of the Company in the Ordinary Course.

(d)    Except as set forth on Schedule 4.3(d) to the Seller Disclosure Letter, the Company has no Liabilities of a type required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, except for (i) Liabilities reflected or reserved against on the Latest Balance Sheet, (ii) current Liabilities incurred in the Ordinary Course since the Latest Balance Sheet Date, which are not material in amount (either individually or in the aggregate) and none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of Contract, breach of warranty, tort, infringement, violation of any Legal Requirement, or any Proceeding, or (iii) Liabilities disclosed by the Company in other representations or warranties in this Agreement or the Schedules applicable thereto.

(e)    Except as set forth on Schedule 4.3(e) to the Seller Disclosure Letter, there are no capital expenditures that the Company will need to make during the current fiscal year or the following fiscal year in order to comply with existing Legal Requirements or to continue the businesses of the Company following the Closing in substantially the same manner as currently conducted by the Company. The Company has not foregone or otherwise materially altered any planned material capital expenditure in anticipation of the Transactions.

4.4    Assets. Except as set forth on Schedule 4.4 to the Seller Disclosure Letter, the Company has good, valid and marketable title to, or a valid and enforceable leasehold interest in, all of the Assets used or held for use by the Company, including all such Assets reflected in the Latest Balance Sheet or acquired since the Latest Balance Sheet Date, free and clear of all Encumbrances (other than Permitted Encumbrances). The tangible Assets of the Company are in good operating condition and repair, ordinary wear and tear excepted, and none of which are in need of maintenance or repair, except for ordinary, routine maintenance and repair that are not material in nature or cost. At the Closing, the Assets of the Company will include all of those Assets necessary to conduct the businesses of the Company as presently conducted and Sellers do not have and will not have possession or title to any such Assets.

4.5    Real Property.

(a)    The Company has not owned and does not currently own any real property and the Company does not hold any options or rights to acquire any real property or is obligated or bound by any options, obligations or rights of first refusal or contractual rights to sell, lease (other than the Real Property Leases) or purchase any real property. The Company leases all real property used in its business. Schedule 4.5(a) to the Seller Disclosure Letter sets forth an accurate and complete description of all leasehold interests in real property held by the Company, including the street address of each parcel of leased real property (collectively, the “Leased Real Property”), and a list of all real property leases (including all master leases, subleases, amendments, modifications, supplements, extensions, renewals, guaranties and other Contracts with respect thereto) to which the Company is a party or is otherwise bound (whether as a (sub)lessor, (sub)lessee, guarantor or otherwise) (collectively, the “Real Property Leases”), along with the street address, approximate rentable square footage, monthly rent, expiration date and termination rights with respect to the Real Property Leases.

(b)    Except as set forth on Schedule 4.5(b) to the Seller Disclosure Letter, with respect to the Leased Real Property and the Real Property Leases, (i) accurate and complete copies of each Real Property Lease and material correspondence related thereto have been made available to Buyer in the Virtual Data Room, (ii) the Real Property Leases are valid, binding, enforceable (except as enforceability is limited by the Enforceability Exceptions) and in full force and effect, and the Company enjoy peaceful and undisturbed possession of the Leased Real Property, (iii) the Company and, to the Knowledge of the Company, the other parties to the Real Property Leases are not in breach of or default under the Real Property Leases, and, to the Knowledge of the Company, no event has occurred or circumstance exists that, with or without notice or lapse of time or both, would constitute such breach or default, or permit the termination of the Real Property Leases or the modification or acceleration of rent under the Real Property Leases, (iv) the Company has timely paid all rent and other charges due and payable under the Real Property Leases, (v) none of Sellers or the Company has received or given any notice of any default or event that, with or without notice or lapse of time or both, would constitute a default by the Company under any of the Real Property Leases, and no other party to any of the Real Property Leases has exercised any termination rights with respect to such Real Property Lease, (vi) there are no debts or other Liabilities of the Company relating to the Real Property Leases or the Leased Real Property, including tenant improvement costs and leasing commissions, vesting, accruing and/or arising prior to or in connection with the Closing, (vii) the Company has not subleased, assigned or otherwise granted to any Person the right to use or occupy any of the Leased Real Property or any portion thereof, (viii) the Company has not pledged, mortgaged or otherwise granted an Encumbrance on the Company’s leasehold interest in any Leased Real Property, (ix) all space and improvements covered by the Real Property Leases have been completed and furnished to the satisfaction of the Company, all conditions required under the Leases have been satisfied, and the Company has accepted and taken possession of and presently occupy the Leased Real Property, (x) the buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Leased Real Property under the Real Property Leases are structurally sound and in good condition and repair, ordinary wear and tear excepted, none of which are in need of maintenance or repair, except for ordinary, routine maintenance and repair that are not material in nature or cost, and all of which are sufficient for the operation of the businesses conducted thereon, (xi) the Leased Real Property has adequate rights of access to dedicated public ways and is served by water, electric, sewer, telephone, gas and other services necessary for the operation of the businesses of the Company, (xii) no rent has been paid by the Company in advance under the Real Property Leases, the Company has no charge or claim of offset under the Real Property Leases or otherwise against rents or other amounts due or to become due thereunder, and no “discounts,” “free rent” or “discounted rent” have been agreed to or are in effect, (xiii) the Company has no claim against any lessor under the Real Property Leases for any deposit or prepaid rent, (xiv) the lessors under the Real Property Leases have satisfied all commitments, arrangements and understandings made to induce the Company to enter into the applicable Real Property Lease, and no lessor is in any respect in default in the performance of the terms and provisions of the applicable Real Property Lease nor, to the Knowledge of the Company, is there any fact or condition that, with or without notice or lapse of time or both, would become such a default, and (xv) except as expressly provided in the applicable Real Property Lease, the Company (A) does not have any right to renew or extend the term of such Real Property Lease, (B) does not have any Preferential Right to purchase all or any portion of the Leased Real Property or all or any portion of the buildings, structures, improvements, fixtures, building systems and equipment, or all or any components thereof, or premises of which the Leased Real Property is a part, and (C) does not have any right, title or interest with respect to the Leased Real Property other than as lessee under the Real Property Leases.

4.6    Intellectual Property; Information Systems.

(a)    Schedule 4.6(a) to the Seller Disclosure Letter is an accurate and complete list of all registered Copyrights, Marks and Net Names, and the material unregistered Copyrights and Marks, that comprise the Company IP Rights, and indicates for any such registered Company IP Right, where applicable, the jurisdictions, dates issued, dates filed, registration numbers and the owners of record. The Company does not owns any Patents. To the best of Company’s knowledge, all products and materials containing a Mark or Copyright constituting a Company IP Right bear the proper registration notices and proprietary legends where permitted by applicable Legal Requirements.

(b)    Schedule 4.6(b) to the Seller Disclosure Letter is an accurate and complete list of all Intellectual Property Rights licensed to the Company, except for any commercially available off-the-shelf Software products licensed under non-exclusive end-user object code license agreements and any marks or logos of customers or vendors used on any websites of the Company, and sets forth a reference to an accurate and complete written Company Contract evidencing such license (each such Company Contract, an “Inbound License Agreement”). Except as otherwise set forth on Schedule 4.6(b) to the Seller Disclosure Letter, each Inbound License Agreement (i) is a valid and binding agreement and is in full force and effect, (ii) is enforceable in accordance with its terms against the other party thereto, except as enforceability is limited by the Enforceability Exceptions, (iii) is not currently being breached in any material respect by any party thereto, and (iv) upon consummation of the Transactions, will not be breached or defaulted under or otherwise result in the modification, cancellation, termination, suspension or acceleration of any payment obligations of such Inbound License Agreement. None of Sellers or the Company has received any notice of (A) termination or cancellation under any Inbound License Agreement, or (B) a breach or default under any Inbound License Agreement.

(c)    Schedule 4.6(c) to the Seller Disclosure Letter is an accurate and complete list of all Contracts by which the Company licenses any Company IP Rights to another Person, except for non-exclusive licenses entered into in the Ordinary Course with customers of the Company.

(d)    Schedule 4.6(d) to the Seller Disclosure Letter is an accurate and complete list (by name and version number) of all product and service offerings (including Software) of the Company that have been offered for sale, sold, leased, licensed, distributed or otherwise made available in return for consideration or that the Company intends to offer for sale, sell, lease, license, distribute or otherwise make available in return for consideration in the future, including any products or service offerings under development (collectively, the “Company Products”). Schedule 4.6(d) to the Seller Disclosure Letter also lists all third party Intellectual Property Rights that are incorporated into, integrated into, or bundled with the Company Products and identifies (i) the applicable Inbound License Agreement under which such third party Intellectual Property Rights are licensed to the Company, and (ii) the Company Product into or with which the third party Intellectual Property Rights are incorporated, integrated, or bundled. Except as set forth on Schedule 4.6(d) to the Seller Disclosure Letter, each such Inbound License Agreement listed includes a valid, written, perpetual and non-terminable (except for cause) license to the third party Intellectual Property Rights incorporated, integrated or bundled into the Company Products.

(e)    The Company owns all right, title and interest in and to all Company IP Rights. In each case in which the Company has acquired, other than through a license, any Intellectual Property Rights from any Person, the Company obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in and to such Intellectual Property Rights to the Company. Except as described on Schedule 4.6(e) to the Seller Disclosure Letter, all Company IP Rights were either (i) created by an employee or contractor of the Company within the scope of such employee’s or contractor’s employment or engagement, or (ii) assigned to the Company by an employee or contractor of the Company, and, to the Knowledge of the Company, no current or former employee or contractor of the Company owns (or claims to own) any rights in any Company IP Rights. None of the subject matter of any Copyright constituting Company IP Rights is a derivative work based upon the work of any other Person.

(f)    The Company owns or holds a license for, and in any event possess sufficient and legally enforceable rights with respect to, all Intellectual Property Rights that are used or exploited in, or that are necessary to conduct, the businesses of the Company without any infringement, misappropriation or other violation of the Intellectual Property Rights of any Person.

(g)    The Company IP Rights and any Intellectual Property Rights licensed, used or exploited by the Company are valid and subsisting, in full force and effect, and have not been cancelled, expired or abandoned. Except as set forth on Schedule 4.6(g) to the Seller Disclosure Letter, no actions must be taken within ninety (90) days of the Execution Date, including the payment of any registration, maintenance or renewal fees or the filing of any response to an official action of a Governmental Authority or the filing of any application for the purpose of obtaining, maintaining, perfecting, preserving or renewing any of the Company IP Rights.

(h)    The Company is not infringing, misappropriating, diluting or violating any of the Intellectual Property Rights of another Person and, to the Knowledge of the Company, no Person is

infringing, misappropriating, diluting or violating any of the Company IP Rights. Except as set forth on Schedule 4.6(h) to the Seller Disclosure Letter, the Company has not received any written communications in the past six (6) years (i) alleging that the Company has infringed, misappropriated, diluted or violated any Intellectual Property Rights of any Person, or (ii) that have offered to license or grant any other rights or immunities under any Intellectual Property Rights of any Person other than Intellectual Property Rights subject to the Inbound License Agreements. No Proceeding is pending or has otherwise been made, asserted or, to the Knowledge of the Company, threatened against the Company related to any of the Company IP Rights or any of the Intellectual Property Rights of another Person, including based upon, challenging or seeking to deny or restrict the use or exploitation by the Company of any of the Company IP Rights or Intellectual Property Rights licensed to the Company.

(i)    The Company has not entered into any Contract under which it has granted (i) any covenant not to sue, assert or exploit any Company IP Rights, or (ii) any Person the right to bring a Proceeding for infringement, misappropriation, dilution or violation of any Company IP Rights. Except as set forth on Schedule 4.6(i) to the Seller Disclosure Letter, the Company has not entered into any Contract to indemnify any other Person against a claim or allegation of infringement, misappropriation, dilution or violation of any Intellectual Property Right except for contracts with customers, end users and resellers in the Ordinary Course.

(j)    All disclosures of confidential Intellectual Property Rights by the Company to other Persons have been made pursuant to non-disclosure agreements that protect the confidentiality of such Intellectual Property Rights and restrict the use of such Intellectual Property Rights to an identified purpose.

(k)    The Company has obtained and possess valid licenses to use all of the Software programs present on the computers and other software-enabled electronic devices and Information Systems that the Company use in connection with their businesses. The Company are in compliance with, and have paid in full, a sufficient number of licenses for the operation of such Information Systems.

(l)    Neither this Agreement nor the Transactions will result in any Person being granted rights or access to, or the placement in or release from escrow or similar arrangement, any Company IP Rights, including source code for any Software owned or used by the Company. Except as set forth on Schedule 3.6(l), the Company has not disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company IP Rights, including source code for any Software owned or used by the Company that the Company does not, in the Ordinary Course, provide or make available in source code or human readable form. With the exception of the grant of non-exclusive licenses of the Company Products by the Company in the Ordinary Course, to the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company to any Person of any Company IP Rights, including source code for any Software owned or used by the Company. Except for disclosures to the employees, contractors and consultants of the Company in the Ordinary Course, Schedule 4.6(l) to the Seller Disclosure Letter identifies each Contract pursuant to which the Company has deposited, or is or could be required to deposit, with an escrow-holder or any other Person, any Company IP Rights, including source code for any Software owned or used by the Company, and describes whether the execution of this Agreement or any of the Transactions, in and of itself, would reasonably be expected to result in the release from escrow of any Company IP Rights, including source code for any Software owned or used by the Company.

(m)    The Software products and computer-based services of the Company are free from any computer programs, instructions, routines, features or code intended to adversely affect the operation, integrity or function of, or provide unauthorized access to, or use of, any computer system, computer program (including the software products and computer-based services themselves) or data operated upon, processed by, or stored by, any computer system, including viruses, worms, Trojan horses, time bombs, spyware and trap doors. The Company has in place appropriate disaster recovery plans, procedures and facilities and have acted in a commercially reasonable manner to safeguard the Information Systems utilized by the Company in the operation of their businesses and restrict unauthorized access thereto.

(n)    Except as set forth on Schedule 4.6(n) to the Seller Disclosure Letter, the Company has not used or distributed or incorporated into any Company Products any Software subject to open source, copyleft or community source code licenses (e.g., the GNU General Public License) in a manner that would (i) grant, purport to grant or require the Company to grant to any other Person any rights or immunities under any Company IP Rights, or (ii) require the Company to disclose, make available or distribute the source code for any Company proprietary Software to any other Person.

(o)    The Company has maintained and protected the source code for the Software that it owns with appropriate proprietary notices and confidentiality agreements as are necessary to protect the information therein.

(p)    With respect to trade secrets owned by the Company that are material to its businesses as presently conducted by the Company, the Company has taken all reasonable precautions to protect the secrecy, confidentiality and value of such trade secrets. Such trade secrets are not part of the public knowledge or literature and, to the Knowledge of the Company, have not been used, divulged or appropriated either for the benefit of any Person other than the Company or to the detriment of the Company.

(q)    To the Knowledge of the Company, except as set forth on Schedule 4.6(q) to the Seller Disclosure Letter, there are no problems, defects or deficiencies in the Software owned by the Company that (i) prevent such Software from operating substantially as described in its related documentation or specifications, (ii) prevent such Software from operating in all material respects as warranted to any Person, or (iii) prevent the Company from conducting their businesses as presently conducted. The Company IP Rights include all source code, object code and other documentation and materials necessary to compile and operate the Company Products, including installation and user documentation, engineering specifications, flow charts and know-how reasonably necessary for the use, maintenance, enhancement, development and other exploitation of the Company Products. The Company Products operate and perform in accordance with their documentation and functional specifications, and otherwise as required in connection with the conduct of the businesses of the Company.

(r)    The Company and, to the Knowledge of the Company, each of their respective current and former directors, managers, officers and employees (in their capacity as such), are, and at all times have been, in compliance in all material respects with (i) all Legal Requirements regarding Personally Identifiable Information (“Privacy Laws and Standards”), and (ii) all of the Company Contracts and the Company’s internal and external privacy policies (collectively, the “Company Privacy Requirements”) relating to (A) the privacy of users of Company Products and Company Sites, and (B) the access, use, collection, storage, maintenance, disclosure, transfer and any other processing of any Personally Identifiable Information accessed, used, collected, stored, maintained, disclosed, transferred or otherwise processed by or for the Company or by or for any other Persons having authorized access to the records of the Company. Attached to Schedule 4.6(r) to the Seller Disclosure Letter are accurate and complete copies of all internal and external privacy policies of the Company that apply to the Company Products and/or the Company Sites. Each of the Company Sites and all materials distributed or marketed by the Company has at all times made all disclosures to users or customers required by Privacy Laws and

Standards and the Company Privacy Requirements, and none of such disclosures made or contained in any of the Company Sites or in any such materials have been inaccurate, misleading or deceptive or in violation of any Privacy Laws and Standards or Company Privacy Requirements. The Company has at all times taken all steps reasonably necessary (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure that Personally Identifiable Information is protected against loss and against unauthorized access, use, collection, storage, maintenance, disclosure, transfer, modification or other misuse, and there has been no unauthorized access, use, collection, storage, maintenance, disclosure, transfer, modification or other misuse of such Personally Identifiable Information. The execution, delivery and performance of this Agreement and the consummation of the Transactions comply with all Privacy Laws and Standards and with the Company Privacy Requirements. No Proceeding is pending or has otherwise been made, asserted or, to the Knowledge of the Company, threatened against the Company by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under any Privacy Laws and Standards or Company Privacy Requirements. The Company has not received a written complaint regarding its collection, use or disclosure of Personally Identifiable Information.

(s)    Other than via customer agreements in the Ordinary Course, the Company is not under any obligation, whether written or otherwise, to develop any Intellectual Property Rights (including any Software products) for any Person (including any customer or end user).

4.7    Material Customers and Material Suppliers.

(a)    Schedule 4.7(a) to the Seller Disclosure Letter sets forth an accurate and complete list of the top customers of the Company (collectively, the “Material Customers”) constituting at least ninety percent (90%) of the revenue of the Company based on the aggregate revenue of the Company for the years ended December 31, 2017 and December 31, 2018, and the amount of revenue attributable to each Material Customer during such periods.

(b)    Schedule 4.7(b) to the Seller Disclosure Letter sets forth an accurate and complete list of the top suppliers of the Company (collectively, the “Material Suppliers”) constituting at least ninety percent (90%) of the Dollar value of purchases by the Company based on the aggregate Dollar value of purchases of the Company for the years ended December 31, 2017 and December 31, 2018, and the Dollar value of purchases attributable to each Material Supplier during such periods.

(c)    Except as set forth on Schedule 4.7(c) to the Seller Disclosure Letter, no Material Customer or Material Supplier (i) has provided either of Sellers or the Company with any notice or communication terminating, suspending or reducing in any material respect, or specifying an intention to terminate, suspend or reduce in any material respect in the future, or otherwise reflecting a materially adverse change (including pricing) in, the business relationship between such Material Customer or Material Supplier and the Company, or (ii) has cancelled or otherwise terminated or materially amended, modified or reduced any Company Contract.

4.8    Contracts; No Defaults.

(a)    As of the Execution Date, Schedule 4.8(a) to the Seller Disclosure Letter sets forth an accurate and complete list of each of the following Contracts (collectively, the “Material Company Contracts”) (with the Material Company Contracts being categorized on Schedule 3.8(a) to the Seller Disclosure Letter in a manner that corresponds with the following numbered clauses of this Section 4.8(a)):

(i)    any active Company Contract having a value per Contract, or involving payments by or to the Company, of at least (A) $15,000 during any twelve (12) month period, or (B) $25,000 in the aggregate;

(ii)    any active Company Contract with a Material Customer or Material Supplier;

(iii)    any Company Contract that requires the Company to purchase its total requirements of any product or service from another Person or contains “take or pay” provisions;

(iv)    any Company Contract that grants any “most favored nations” or similar rights;

(v)    any Company Contract that provides for payments based, in whole or in part, on profits, revenues, fee income or other financial performance measures of the Company;

(vi)    any dealer, distribution, joint venture, strategic alliance, partnership or other similar Contract involving co-investment with another Person to which the Company is a party or is otherwise bound;

(vii)    any Company Contract that restricts the Company from acquiring any security or business;

(viii)    any Company Contract that grants any Preferential Right or that limits or purports to limit the ability of the Company to own, operate, sell, transfer, pledge or otherwise dispose of any of its Assets or business;

(ix)    any Company Contract that involves the liquidation or dissolution of the Company, the sale of any Securities or Assets of the Company, or the acquisition of any securities or Assets of any Person by the Company, in any business combination transaction (whether by merger, sale of securities, sale of Assets or otherwise);

(x)    any Company Contract that provides for the payment of any cash or other compensation or benefits upon the consummation of the Transactions;

(xi)    any Company Contract pursuant to which the Company is a (sub)lessor, (sub)lessee or guarantor of (A) any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property that by its terms requires the payment of more than $15,000 during any twelve (12) month period, or (B) any real property, including the Real Property Leases;

(xii)    any note, indenture, loan agreement, credit agreement, security agreement, financing agreement, or other evidence of Indebtedness or Company Contract relating to the borrowing of money by the Company, any guarantee made by the Company in favor of any Person guaranteeing obligations of such Person, or any letter of credit issued for the account of the Company;

(xiii)    any Company Contract that provides for capital expenditures or the acquisition or construction of fixed Assets involving the future payment in excess of $25,000;

(xiv)    any fidelity or surety bond or completion bond covering the Company;

(xv)    any Company Contract with any Union, including with respect to collective bargaining;

(xvi)    any Company Contract with any Governmental Authority;

(xvii)    any settlement, conciliation or similar Contract to which the Company is a party or is otherwise bound and either (A) contains ongoing or future obligations on the part of the Company or (B) has a value or involves payments in excess of $15,000;

(xviii)    any Company Contract containing covenants that in any way purports to (A) restrict the business activity of the Company, or (B) limit the freedom of the Company to engage in any line of business, to compete with any Person or to solicit any potential customer, supplier, distributor, lessor, lessee, licensor, or licensee;

(xix)    any Company Contract that provides for the indemnification of any Person other than in the Ordinary Course or the assumption or guarantee of any Tax, environmental or other Liability of any Person;

(xx)    any power of attorney or proxy (revocable or irrevocable) granted by or on behalf of the Company;

(xxi)    any Company Contract that grants any license to manufacture or reproduce the products, services or technology of the Company, including the Company Products;

(xxii)    any active Company Contract with any employee or independent contractor of the Company or any Related Person; and

(xxiii)    each commitment to enter into any of the foregoing.

(b)    The Company has made available to Buyer in the Virtual Data Room accurate and complete copies of each written Material Company Contract (or summaries of coverage in the case of the insurance policies), and has provided Buyer with an accurate and complete description of the material terms of each oral Material Company Contract.

(c)    Except as set forth on Schedule 4.8(c) to the Seller Disclosure Letter, (i) each of the Material Company Contracts is in full force and effect, and is a legal, valid, binding and enforceable (except as enforceability is limited by the Enforceability Exceptions) obligation of the Company, a party thereto and, to the Knowledge of the Company, each other party thereto, (ii) the Company and, to the Knowledge of the Company, each other party to the Material Company Contracts have complied with the terms of the Material Company Contracts in all material respects, and (iii) the Company and, to the Knowledge of the Company, each other party to the Material Company Contracts (A) have performed all material obligations required to be performed by them respectively under the Material Company Contracts and (B) are not currently, and for the prior two (2) years have not been, in breach of or default under, in any material respect, the Material Company Contracts and, to Knowledge of the Company, no event has occurred or circumstance exists that, with or without notice or lapse of time or both, would give rise to, or serve as a basis for, any such breach or default or would give any Person the right to declare a default or exercise any remedy under, accelerate the maturity or performance of or payment under, or cancel, terminate or modify any Material Company Contract. During the prior two (2) years, the Company has not released or waived any material rights under any Material Company Contract except for pursuant to the January 10, 2019 Termination and Release Agreement between Company and SignatureMD.

(d)    There are no renegotiations regarding or outstanding rights to negotiate any amounts to be paid or payable to or by the Company under any of the Material Company Contracts, except with respect to immaterial amounts in the Ordinary Course, and no Person has made a demand for such negotiations. The Company has no any outstanding bid or sale or service proposal that was bid as a loss leader or anticipated or reasonably likely to result in a loss to the Company upon fulfillment.

4.9    Warranties and Guaranties. Each product manufactured, sold, leased, licensed, distributed or delivered by the Company, including the Company Products, and each service performed by the Company, has been in conformity with all applicable contractual commitments and all express and implied warranties in all material respects, the Company does not have any material Liability, and, to the Knowledge of the Company, there is no basis for any present or future Proceeding against the Company that would give rise to any material Liability, for replacement or repair thereof or other Damages in connection therewith. Schedule 4.9 to the Seller Disclosure Letter includes accurate and complete copies of the standard terms and conditions of sale, lease, license, distribution or delivery for the Company (containing applicable warranty, guaranty and indemnity provisions). Except as set forth on Schedule 4.9 to the Seller Disclosure Letter, no product manufactured, sold, leased, licensed, distributed or delivered by the Company, including the Company Products, or services to be performed by the Company is subject to any active warranty, guaranty or other indemnity beyond the applicable standard terms and conditions of sale, lease or license set forth on Schedule 4.9 to the Seller Disclosure Letter.

4.10    Insurance. Schedule 4.10 to the Seller Disclosure Letter sets forth an accurate and complete list of all insurance policies (including “self-insurance” programs) and fidelity bonds covering the Company (the “Insurance Policies”), including policy numbers, names of insurers, liability or risk covered, amounts of coverage, limitations and deductions and expiration dates, together with a list of all pending claims and claims paid under the insurance policies of the Company, including the Insurance Policies, on or after January 1, 2016. Sellers have made available to Buyer in the Virtual Data Room accurate and complete copies or binders of all of the Insurance Policies. The Insurance Policies are in full force and effect and all premiums payable under the Insurance Policies have been paid when due. The Company are otherwise in compliance, in all material respects, with the terms and conditions of the Insurance Policies and no claim for coverage under any of the insurance policies of the Company, including the Insurance Policies, has been denied on or after January 1, 2016. None of Sellers or the Company has received any written notice of cancellation or intent to cancel, reduce coverage, materially increase premiums or fail to renew any existing policy or binder with respect to the Insurance Policies. The Insurance Policies are (a) sufficient for compliance with all Company Contracts, Governmental Authorizations and applicable Legal Requirements, and (b) are valid, outstanding and enforceable policies or bonds. To the Knowledge of the Company, no circumstances exist that are reasonably likely to give rise to a claim under any of the Insurance Policies.

4.11    Proceedings; Orders.

(a)    Except as set forth on Schedule 4.11(a) to the Seller Disclosure Letter, there is, and for the past five (5) years there has been, no Proceedings pending or, to the Knowledge of the

Company, threatened by or against the Company, and, to the Knowledge of the Company, no event has occurred or circumstance exists that, with or without notice or lapse of time or both, would give rise to, or serve as a basis for, any such Proceeding. There are no Proceedings pending or, to the Knowledge of the Company, threatened by or against the Company that challenges, or that would have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Transactions.

(b)    Except as set forth on Schedule 4.11(b) to the Seller Disclosure Letter, there is no Order to which the Company is subject or bound, or that otherwise affects the Assets, Liabilities or business activities of the Company, other than rules promulgated by a Governmental Authority of general applicability to other participants in the industries in which the Company operate, and, to the Knowledge of the Company, no event has occurred or circumstance exists that, with or without notice or lapse of time or both, would give rise to, or serve as a basis for, any such Order.

4.12    Governmental Authorizations.

(a)    The Company holds all material permits, licenses, franchises, approvals, authorizations, registrations, certifications, qualifications, memberships, variances, immunities and other rights required by any Legal Requirement or any Governmental Authority necessary to own or lease, operate and use its Assets and carry on and conduct its businesses as currently conducted (collectively the “Governmental Authorizations”). Set forth on Schedule 4.12(a) to the Seller Disclosure Letter is an accurate and complete list of all of the Governmental Authorizations. Each of the Governmental Authorizations is valid and in full force and effect, and the consummation of the Transactions will not terminate or adversely affect any of the Governmental Authorizations.

(b)    Except as set forth on Schedule 4.12(b) to the Seller Disclosure Letter, (i) the Company is currently, and at all times has been, in compliance in all material respects with all of the terms and requirements of each of the Governmental Authorizations, (ii) no conditions have been imposed in relation to any of the Governmental Authorizations, and, to the Knowledge of the Company, no event has occurred or circumstance exists that, with or without notice or lapse of time or both, would give rise to, or serve as a basis for, the revocation, withdrawal, suspension, variation or non-renewal of any of the Governmental Authorizations, and (iii) all applications required to have been filed for the renewal of each of the Governmental Authorizations have been duly filed on a timely basis with the appropriate Governmental Authorities, and all other Filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Authorities.

4.13    Compliance with Laws.

(a)    The Company and, to the Knowledge of the Company, each of their respective current and former directors, managers, officers and employees (in their capacity as such), are, and at all times during the past five (5) years have been, in compliance in all material respects with all Legal Requirements that are or were applicable to the them or their respective businesses or by which any of the Assets, Liabilities, businesses or operations of the Company is bound or affected. The Company has not received any written notice from any Governmental Authority or other Person (i) regarding any actual, alleged or potential violation of or failure to comply with any Legal Requirement, (ii) threatening to revoke any Governmental Authorization, or (iii) requiring the Company to enter into or consent to the issuance of any cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any resolutions or similar undertakings. To the Knowledge of the Company, no investigation or inquiry is being or has been conducted by any Governmental Authority with respect to the Company or the Business. The Company has in place adequate “whistle blowing” policies.

(b)    Neither the Company nor any Representative of the Company with respect to any matter relating to the Company has, directly or indirectly, (i) used any funds for unlawful contributions, loans, donations, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made or agreed to make any unlawful payment to domestic or foreign government officials or employees or to domestic or foreign political parties or campaigns, (iii) taken any action that would constitute a violation of the FCPA, or (iv) made or agreed to make any other unlawful payment. The Company has instituted and maintained policies, procedures and controls designed to ensure, and that are reasonably expected to continue to ensure, continued compliance with the FCPA (and with all other similar Legal Requirements) by the Company and the Representatives of the Company.

4.14    Environmental Matters.

(a)    The Company and, to the Knowledge of the Company, each of their respective current and former directors, managers, officers and employees (in their capacity as such), are, and at all times during the past five (5) years have been, in compliance in all material respects with all Environmental Laws. The Company has not received from any Person any (i) Environmental Notice or Environmental Claim, or (ii) written request for information pursuant to any Environmental Law. No Environmental Claim is currently pending or has been filed against the Company alleging any failure to comply with any Environmental Law or any term or condition of any Environmental Permit.

(b)    The Company has not treated, stored, disposed of, arranged or permitted the disposal of, transported, handled or Released any substances, including any Hazardous Materials, in a manner that has given or would give rise to any Environmental Claim, including any claim for response costs, corrective action costs, personal injury, property damage, or natural resource damage, pursuant to any applicable Environmental Law. There has been no Release of Hazardous Materials in contravention of any applicable Environmental Law by or on behalf of the Company or involving any real property currently or formerly owned or leased by the Company, including the Leased Real Property, and the Company has not received any Environmental Notice that any such real property or any off-site real property owned by any Person (including soils, groundwater, surface water, buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, located on any such real property) has been contaminated with any Hazardous Material that would reasonably be expected to result in an Environmental Claim against, or a violation of any applicable Environmental Law or any term or condition of any Environmental Permit by, the Company.

(c)    The Leased Real Property, including the buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Leased Real Property, does not contain (i) underground storage tanks, (ii) asbestos-containing materials in any form or condition, (iii) materials or equipment containing polychlorinated biphenyls, or (iv) landfills, surface impoundments or disposal areas.

(d)    The Company has not, either expressly or by operation of law, assumed or undertaken any Liability or Environmental Claim, including any obligation for corrective or remedial action, of any Person relating to any Environmental Law.

4.15    Business Associates.

(a)    Schedule 4.15(a) to the Seller Disclosure Letter sets forth an accurate and complete list of all employees (including those on leave of absence or layoff status) and independent contractors of the Company (collectively, the “Business Associates”), and sets forth for each of the Business Associates the following information, as applicable: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) a description of the fringe benefits provided to each such Business Associate.

(b)    Except as set forth on Schedule 4.15(b) to the Seller Disclosure Letter, the employment of each employee and engagement of each independent contractor of the Company is terminable at the will of the Company, and the Company is not a party to any employment, independent contractor, non-competition or severance Contract with any current or former employee or independent contractor of the Company. All compensation, including wages, commissions and bonuses due and payable to the Business Associates for services performed have been paid in full. No offer of employment or engagement has been made by the Company that has not yet been accepted, or that has been accepted where the employment or engagement has not yet begun. No Business Associate has given notice terminating such Business Associate’s employment or engagement or is under notice of dismissal and, to the Knowledge of the Company, no Business Associate has any plans to terminate employment or engagement with the Company, including as a result of the Transactions. No Business Associate is subject to any current disciplinary warnings or procedures.

(c)    The Company and, to the Knowledge of the Company, each of their respective current and former directors, managers, officers and employees (in their capacity as such), are, and at all times during the past five (5) years have been, in compliance in all material respects with all Legal Requirements relating to the Company’s employment of their respective employees and engagement of their respective independent contractors, including relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance. All Business Associates are either citizens of the United States or have the requisite authorizations to legally work in the United States. All individuals characterized and treated by the Company as independent contractors are properly treated as independent contractors under all applicable Legal Requirements. All Business Associates classified as exempt under the FLSA and state and local wage and hour Legal Requirements are properly classified. Except as set forth on Schedule 4.15(c) to the Seller Disclosure Letter, (i) there are no material Proceedings (whether individually or in the aggregate) pending, or to the Knowledge of the Company, threatened against the Company (A) by any current or former employee or independent contractor of the Company with respect to any accident or injury that is not fully covered by the Insurance Policies, or (B) by any Governmental Authority or any current or former applicant, employee or independent contractor of the Company with respect to any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wages and hours or any other employment related matter arising under applicable Legal Requirements, and (ii) to the Knowledge of the Company, no event has occurred or circumstance exists that, with or without notice or lapse of time or both, would give rise to, or serve as a basis for, any such Proceeding.

(d)    This Company is not, and never has been, a party to, bound by, or negotiating any collective bargaining or other Contract with any Union, and there is not, and has never been, any Union representing or purporting to represent any employees of the Company, and, to the Knowledge of the Company, no Union or group of employees of the Company is seeking or has sought to organize employees of the Company for the purpose of collective bargaining. There has never been nor, to the Knowledge of the Company, has there been any threat of any strikes, lockouts, work stoppages, work interruptions, slowdowns, concerted refusal to work overtime or other similar labor disruption or dispute involving the employees of the Company.

(e)    The Company is the sponsoring employer of several software developers working in the United States under H-1B visas, each of whom are identified on Schedule 4.15(e) to the

Seller Disclosure Schedule (each a “Foreign Employee”). Each Foreign Employee is the beneficiary of an approved I-140 Immigrant Worker Petition. The Company is fully compliant with all Legal Requirements, including the Immigration and Nationality Act, applicable to its employment and sponsorship of the Foreign Employees. The Company and each Foreign Employee are parties to attorney representation agreements, all of which are described on Schedule 4.15(e) to the Seller Disclosure Letter, relating to the applications of each Foreign Employee to be granted lawful permanent residence in the United States.

4.16    Benefit Plans.

(a)    Schedule 4.16(a) to the Seller Disclosure Letter sets forth a complete and accurate list of all material benefits received by any employee or independent contractor of the Company, as well as a list of all employee welfare benefit plans (as defined in Section 3(1) of ERISA), employee pension benefit plans (as defined in Section 3(2) of ERISA) and all other employment, compensation, consulting, bonus, stock option, restricted stock grant, stock purchase, other cash or stock-based incentive, profit sharing, savings, retirement, disability, insurance, severance, deferred compensation and other similar fringe or employee benefit plans, programs, agreements or arrangements (i) sponsored, maintained, contributed to or required to be contributed to, or entered into by the Company or any ERISA Affiliate for the benefit of, or relating to, any current or former director, manager, officer, employee or independent contractor of the Company or any ERISA Affiliate, or (ii) under which the Company or any ERISA Affiliate has any present or future Liability (collectively, the “Benefit Plans”).

(b)    With respect to each Benefit Plan, Sellers have made available to Buyer in the Virtual Data Room accurate and complete copies of the following: (i) a copy of each Benefit Plan (including any amendments thereto and all administration agreements, insurance policies, investment management or advisory agreements as currently in effect and all prior Benefit Plan documents, if amended within the last two (2) years); (ii) a copy of the three (3) most recent Form 5500 annual reports, if any, required under ERISA or the Code; (iii) a copy of the most recent summary plan description (and any summary of material modifications), if any, required under ERISA; (iv) if the Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding Contract (including any amendments thereto) as currently in effect; (v) if the Benefit Plan is intended to be qualified under Section 401(a) of the Code, the most recent determination and/or opinion letter received from the IRS; (vi) all actuarial reports, if any; (vii) all correspondence with the IRS or the United States Department of Labor regarding any Benefit Plan, other than that associated with any routine reporting and disclosure obligations; (viii) all discrimination tests for each Benefit Plan for the three (3) most recent plan years, if any; (ix) a list of all current and former employees of the Company or any ERISA Affiliate receiving COBRA benefits as of the Execution Date; and (x) any other related material or documents regarding the Benefit Plans. Schedule 4.16(b) to the Seller Disclosure Letter sets forth an accurate and complete description of the material terms and conditions of any unwritten Benefit Plan. All Benefit Plans have been approved and administered in accordance with the terms of the Benefit Plans and in accordance with all applicable Legal Requirements, in each case, in all material respects, and are currently in compliance with the Legal Requirements currently in effect with respect to such Benefit Plans in all material respects, including ERISA, the Code, and all similar Legal Requirements.

(c)    None of the Company or any ERISA Affiliate, any of their respective Representatives, or, to the Knowledge of the Company, any other Person has, with respect to any Benefit Plan, engaged in or been a party to any “prohibited transaction” (as defined in Section 4975 of the Code, Section 406 of ERISA or similar foreign Legal Requirements) that could result in the imposition of either a penalty assessed pursuant to Section 502(i) of ERISA, a Tax imposed by Section 4975 of the Code or any other similar Legal Requirement, in each case applicable to the Company or any ERISA Affiliate or any Benefit Plan. None of the Company or any ERISA Affiliate, any of their respective Representatives, or, to the Knowledge of the Company, any other Person, has, with respect to any Benefit Plan, breached any fiduciary duty with respect to the investment of the Assets or administration of any Benefit Plan that would reasonably be expected to result in Liability to the Company or any ERISA Affiliate.

(d)    Each Benefit Plan intended to qualify under Section 401(a) of the Code, and the trusts created thereunder intended to be exempt from Tax under the provisions of Section 501(a) of the Code, either (i) has received a favorable determination or prototype opinion letter from the IRS as to the form of such Benefit Plan, (ii) is still within the “remedial amendment period,” as described in Section 401(b) of the Code and the regulations thereunder (the “Remedial Amendment Period”), or (iii) has made application to the IRS for a favorable determination letter within the Remedial Amendment Period.

(e)    All contributions or payments required to be made or accrued before the Effective Time under the terms of any Benefit Plan will have been made by the Closing or appropriately accrued on the Financial Statements in accordance with GAAP and applicable Legal Requirements.

(f)    No Benefit Plan is (i) a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, (ii) a plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or (iii) a “multiple employer plan” as defined in Section 413(c) of the Code, and neither the Company nor any ERISA Affiliate has maintained, contributed to, or been required to contribute to any Benefit Plan described in clauses (i), (ii) or (iii) of this Section 4.16(f) within the last six (6) years.

(g)    No Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for current or former employees of the Company or any ERISA Affiliate for periods extending beyond their retirement or other termination of service, other than coverage mandated by Section 4980 of the Code and applicable Legal Requirements, if any.

(h)    Except as set forth on Schedule 4.16(h) to the Seller Disclosure Letter, the consummation of the Transactions will not, either alone or in combination with any other event, (i) entitle any current or former director, manager, officer, employee or independent contractor of the Company or any ERISA Affiliate to severance pay or any other payment or benefit, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such director, manager, officer, employee or independent contractor, (iii) require the Company or any ERISA Affiliate to place in trust or otherwise set aside any amounts in respect of severance pay or any other payment or benefit, or (iv) entitle any employee or independent contractor of the Company to terminate such employee’s employment or such independent contractor’s engagement.

(i)    Except for determination letters issued by the IRS with respect to plans intended to qualify under Section 401(a) of the Code, neither the Company nor any ERISA Affiliate, is a party to any express agreement or understanding, whether written or unwritten, with the IRS, the United States Department of Labor, the Pension Benefit Guaranty Corporation, or any similar foreign agency in regard to any Benefit Plan.

(j)    There are no Contracts between the Company or any ERISA Affiliate and any director, manager, officer or employee of such Person pursuant to which the Company or any ERISA Affiliate could be required to make any payment that would not be fully deductible under Section 280G of the Code or that would otherwise be considered an “excess parachute payment” (within the meaning of Section 280G(b)(2) of the Code).

(k)    Each Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional Tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Benefit Plan, and no director, manager, officer or employee of the Company or any ERISA Affiliate is entitled to any gross-up, reimbursement, equalization or similar payment from, or otherwise be indemnified by, the Company or any ERISA Affiliate for any violation of Section 409A of the Code.

(l)    There are no pending or, to the Knowledge of the Company, threatened Proceedings that have been asserted relating to any Benefit Plan by any employee or other beneficiary covered under any Benefit Plan or otherwise involving any Benefit Plan (other than routine claims for benefits). No examination, voluntary correction proceeding or audit of any Benefit Plan by any Governmental Authority is in progress or, to the Knowledge of the Company, threatened. Neither the Company nor any ERISA Affiliate is a party to any Contract with the Pension Benefit Guaranty Corporation, the IRS, the United States Department of Labor, or similar foreign Governmental Authority.

(m)    Neither the Company nor any ERISA Affiliate has used the services of workers provided by third party contract labor suppliers, temporary employees, “leased employees” (as that term is defined in Section 414(n) of the Code), or individuals who have provided services as independent contractors, to an extent that would reasonably be expected to result in the disqualification of any of the Benefit Plans or the imposition of penalties or excise Taxes with respect to any of the Benefit Plans by the IRS, the United States Department of Labor, the Pension Benefit Guaranty Corporation, or similar foreign Governmental Authority.

4.17    Taxes.

(a)    Sellers have made available to Buyer in the Virtual Data Room accurate and complete copies of all Tax Returns and any amendments to such Tax Returns filed by or on behalf of, or which include, the Company for the five (5) most recent Tax years prior to the Closing Date. The Company has duly filed all Tax Returns required to be filed by the Company (which are accurate and complete in all respects) and has timely paid in full, or caused to be paid in full, all Taxes and all assessments of any kind or nature whatsoever (whether or not shown on any Tax Return) allocable to any period ending prior to the Closing and required to be paid by the Company. Except as set forth on Schedule 4.17(a) to the Seller Disclosure Letter, the Company is not currently the beneficiary of any extension of time within which to file any Tax Return. The Company has timely withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, member or other Person, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed with the appropriate Governmental Authority. All sales, goods and services and value added Taxes required to be collected and remitted by the Company has been properly collected and timely remitted.

(b)    A list of each jurisdiction where the Company file Tax Returns or charge and remit sales or use Taxes is set forth on Schedule 4.17(b) to the Seller Disclosure Letter. All necessary sales Tax exemption certificates have been obtained by the Company and all such certificates have been properly completed and maintained. The Company has not engaged in any activity that creates a taxable nexus or permanent establishment in any jurisdiction where the Company does not file Tax Returns, and no claim has ever been made in writing or, to the Knowledge of the Company, in any other manner by any Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or could be subject to taxation by such jurisdiction. There are no Encumbrances (other than Permitted Encumbrances) on any of the Assets of the Company or otherwise affecting the Company that arose from any failure (or alleged failure) to pay any Tax.

(c)    No examination or audit of any Tax Return of the Company by any Governmental Authority is currently in progress or, to the Knowledge of the Company, threatened. No assessment or other Proceeding by any Governmental Authority is pending or, to the Knowledge of the Company, threatened with respect to the Taxes or Tax Returns of the Company. There is no dispute or claim concerning any Liability of the Company for additional Taxes, either (i) claimed or raised by any Governmental Authority in any written notice or communication provided to the Company, or (ii) to the Knowledge of the Company.

(d)    The unpaid Taxes of the Company did not, as of the Latest Balance Sheet Dates, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Latest Balance Sheets (rather than in any notes to the Latest Balance Sheets). Since the Latest Balance Sheet Dates, the Company has not incurred any Liability for Taxes outside the Ordinary Course.

(e)    The Company has not participated in, and the IRS has not approached the Company with respect to, any “reportable transaction” within the meaning of Section 1.6011-4 of the Treasury Regulations. The Company is not a party to or bound by any Tax allocation, sharing or similar Contract (including any advance pricing agreement, closing agreement or other Contract relating to Taxes with any Governmental Authority) and has no current or potential contractual or legal obligation to indemnify any other Person with respect to Taxes. The Company has not (i) been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax Return or (ii) had any Liability for the Taxes of any Person (A) under Section 1.1502-6 of the Treasury Regulations (or any similar Legal Requirement), (B) as a transferee or successor, (C) by Contract, or (D) otherwise.

(f)    The Company has not made any payment, is obligated to make any payment or is party to any Contract that under any circumstance could obligate the Company to make any payment that would not be fully deductible under Section 280G of the Code or that would otherwise be considered an “excess parachute payment” (within the meaning of Section 280G(b)(2) of the Code). No Company Contract requires the Company to gross-up, reimburse, equalize or make any similar payment to, or otherwise indemnify, any Person with respect to any Tax-related payments, including with respect to any Taxes arising under Section 409A, Section 280G or Section 4999 of the Code. The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period ending on or after the Closing Date as a result of any (i) change in accounting method for any Pre-Closing Tax Periods under Section 481 of the Code (or any similar Legal Requirement), (ii) written agreement with a Governmental Authority with regard to the Tax Liability of the Company for any Pre-Closing Tax Periods, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date. None of the Assets of the Company is property that the Company is or will be required to treat as being owned by another Person under provisions of Section 168(f)(8) of the Code (as in effect prior to amendment by the Tax Reform Act of 1986) or is “tax exempt use property” within the meaning of Section 168 of the Code.

(g)    The Company has not executed any outstanding waivers or comparable Consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns or agreed to any extension of time with respect to a Tax assessment or deficiency. No power of attorney currently in force has been granted by the Company concerning any Taxes or Tax Return. The Company has not received or been the subject of a private Tax ruling or a request for private Tax ruling. The Company has not entered into any closing agreements with any Governmental Authority with respect to Taxes, including closing agreements that would have a continuing effect after the Closing Date.

(h)    The Company has not (i) been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, (ii) been a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar Legal Requirement), (iii) been a “personal holding company” as defined in Section 542 of the Code (or any similar Legal Requirement), (iv) been a stockholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code, or (v) engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise become subject to Tax jurisdiction in a country other than the country of its incorporation, organization or formation.

(i)    The Company is not a party to any joint venture, partnership or other Contract that could be treated as a partnership for federal income tax purposes.

(j)    All statutory Tax holidays and Tax-advantaged rulings granted by any Governmental Authority are supported by a valid and enforceable official letter or determination issued by such Governmental Authority, each of which is described on Schedule 4.17(j) to the Seller Disclosure Letter.

(k)    The execution and delivery of the Transaction Documents and the performance of the Transactions will not cause Buyer or the Company to have any Liability for any Taxes.

4.18    Related Persons. Except as set forth on Schedule 4.18 to the Seller Disclosure Letter, no Related Person (a) is or, at any time during since January 1, 2016, has been, directly or indirectly, an owner of more than five percent (5%), or an Affiliate, of any Material Customer or Material Supplier or otherwise involved in any business arrangement or relationship with the Company, Material Customers or Material Suppliers, other than employment arrangements entered into in the Ordinary Course, (b) owns, or since January 1, 2016, has owned, directly or indirectly, any material Asset or right, tangible or intangible, used by the Company, or (c) engaged, directly or indirectly, in competition with the Company. None of Sellers or any Related Person has any claim against the Company, either directly or indirectly, for which the Company has or could have Liability to any Seller or Related Person, other than employment arrangements entered into in the Ordinary Course.

4.19    Powers of Attorney; Bank Accounts.

(a)    Except as set forth on Schedule 4.19(a) to the Seller Disclosure Letter, the Company has not granted any power of attorney or proxy (revocable or irrevocable) to any Person for any purpose whatsoever. The Company has not given authority (whether express, implied or ostensible) that is still outstanding or effective to any Person to enter into any Contract on the Company’s behalf other than the Company’s duly authorized employees to enter into routine business Contracts in the Ordinary Course.

(b)    Schedule 4.19(b) to the Seller Disclosure Letter sets forth an accurate and complete list of the name of each institution in which the Company has a bank account, securities account, safe-deposit box, lockbox account or any other account (the “Bank Accounts”), the title and account number for each of the Bank Accounts, details of all direct debit or standing order or similar authorities applicable to each of the Bank Accounts, and the names of all Persons authorized to draw funds from the Bank Accounts or have access to the Bank Accounts.

4.20    Absence of Certain Changes, Events and Conditions. Since December 31, 2017, the Company has (i) conducted its business and operations solely in the Ordinary Course, (ii) used commercially reasonable efforts to (A) maintain, keep and preserve its Assets in good condition and repair, (B) preserve its business and operations intact, (C) keep available the services of its employees and independent contractors, and (D) preserve the goodwill of customers, suppliers, distributors, lessors, lessees, licensors, licensees, creditors, employees, independent contractors and others having business dealings or relations with the Company, and (iii) except as set forth on Schedule 4.20 to the Seller Disclosure Letter, there has not been any:

(a)    Company Material Adverse Effect;

(b)    amendment of the Constitutive Documents or Governance Documents of the Company;

(c)    split, combination or reclassification of any equity interests or other securities of the Company, including the Securities;

(d)    declaration, setting aside or payment of any dividend or other distribution of cash or other Asset with respect to any equity interests or other securities of the Company, including the Securities;

(e)    issuance, delivery, transfer, grant, sale, purchase or pledge, or authorization or proposal to do any of the foregoing, by the Company of any equity interests or other securities (including securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating the issuance of any equity securities or other securities) of, or other ownership interests in, the Company, or repurchase, redemption or other acquisition, or amendment of any term, by the Company of any outstanding equity interests or other securities of, or other ownership interests in, the Company, including, in each case, the Securities;

(f)    entry into any new line of business, entry into any Contract or other action taken with respect to the opening, relocation or closing of any branch, office, servicing or other facility by, or abandonment or discontinuance of any existing lines of business of, the Company;

(g)    acquisition by merger or consolidation with, or by purchase of a substantial portion of the Assets or equity of, or by any other manner, any Person or any business or division of such Person by and of the Company;

(h)    purchase, lease, license or other acquisition of the right to own, lease, license, operate or use any Assets by and of the Company for an amount in excess of $15,000, individually (in the case of a lease or license, per annum), or $25,000 in the aggregate (in the case of a lease or license, for the entire term of the lease or license, respectively);

(i)    transfer, assignment, sale, lease, license or other disposition of, or Encumbrance (other than Permitted Encumbrances) placed upon, any of the Assets of the Company, except in the Ordinary Course and except for the Transactions;

(j)    material damage, destruction, theft or loss, or any material interruption in use, of any of the Assets of the Company, or any personal injury loss affecting the Company, in each case, whether or not covered by insurance;

(k)    transfer, assignment, sale, lease license or other disposition of any material rights under or with respect to any Company IP Rights;

(l)    failure to spend funds for any planned or budgeted capital expenditure projects of the Company;

(m)    material change in any method of accounting, accounting practice or Tax reporting methods of the Company, except as required by GAAP or applicable Legal Requirements;

(n)    change in the cash management practices and policies, practices and procedures of the Company with respect to collection of accounts and notes receivable, establishment of reserves for uncollectible accounts and notes receivable, accrual of accounts and notes receivable, payment of accounts and notes payable, inventory control, prepayment of expenses or deferral of revenue, including (i) taking (or omitting to take) any action that would have the effect of accelerating revenues, accelerating cash receipts or accelerating the collection of accounts receivable or notes receivable to pre-Closing periods that would otherwise be expected to take place or be incurred in post-Closing periods, or (ii) taking (or omitting to take) any action that would have the effect of delaying or postponing the payment of any accounts payable or notes payable to post-Closing periods that would otherwise be expected to be paid in pre-Closing periods;

(o)    action by the Company to make, change or rescind any Tax election or amend any Tax Return, or closing agreement entered into, settlement of any Tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or other similar action relating to the filing of any Tax Return or the payment of any Tax by the Company;

(p)    incurrence, assumption or guarantee of any Indebtedness by the Company, except unsecured current accounts payable incurred in the Ordinary Course;

(q)    cancellation of any material debts, entitlements or claims or amendment, termination or waiver of any material rights constituting Assets of the Company;

(r)    entry into, amendment, modification, renewal, termination, cancellation or assignment of, any Material Company Contract or any Governmental Authorization;

(s)    adoption, modification or termination of any (i) employment, severance, retention or other Contract with any current or former director, manager, officer, employee or independent contractor of the Company, (ii) Benefit Plan, or (iii) collective bargaining or other Contract with a Union, in each case whether written or oral;

(t)    (i) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of any of the employees or independent contractors of the Company, (ii) change in the terms of employment or engagement for any employee or independent contractor of the Company, (iii) termination of any employees of the Company, (iv) hiring or promoting of any employee or independent contractor of the Company, or (v) action to accelerate the vesting or payment of any compensation or benefit for any employee or independent contractor of the Company, except, in each case, in the Ordinary Course;

(u)    loan to, or forgiveness of any loan to, or entry into any other Contract or transaction with, any Related Person;

(v)    commencement, compromise or settlement of any Proceeding by or against the Company;

(w)    adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Legal Requirements or consent to the filing of any bankruptcy petition against the Company under similar Legal Requirement; or

(x)    entry into any Contract to do any of the foregoing or take any action or omit from taking any action that could reasonably be expected to result in any of the foregoing.

4.21    Brokers or Finders. Except for as set forth on Schedule 3.21 to the Seller Disclosure Letter, no investment banker, financial advisor, broker, finder or other intermediary retained by or authorized to act on behalf of the Company is or could be entitled to any fee, commission or other similar payment from Buyer or the Company or any of their respective Affiliates in connection with the Transactions.

4.22    International Trade Laws. The Company is, and at all times has conducted its business in accordance in all material respects with all International Trade Laws. Without limiting the foregoing:

(a)    the Company has obtained, and is in compliance in all material respects with, all import and export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Authority required for (i) the export and re-export of products, services, software and technologies and (ii) releases of technologies and Software to foreign nationals located in the United States and abroad (“Export Approvals”);

(b)    there are no pending or, to the knowledge of the Company, threatened claims against the Company with respect to such Export Approvals;

(c)    there are no actions, conditions or circumstances pertaining to the Company’s import or export transactions that will give rise to any future claims;

(d)    no Export Approvals with respect to the transactions contemplated hereby are required;

(e)    neither the Company nor any of its Affiliates is a party to any Contract or bid with, or has conducted business with, with any Sanctions Target or in any Sanctioned Jurisdiction;

(f)    none of the Company, its Affiliates, directors, officers, employees or agents is a Sanctions Target;

(g)    the Company has not received written notice to the effect that a Governmental Authority claimed or alleged that the Company was not in compliance in a material respect with any applicable International Trade Laws; and

(h)    neither the Company nor any of its Affiliates has made any voluntary disclosures to, or has been subject to any fines, penalties or sanctions from, any Governmental Authority regarding International Trade Laws.

4.23    No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article IV, neither the Company nor any other Seller makes any representation or warranty with respect to the Company or its business, operations, assets, Liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Buyer of any documentation, forecasts or other information with respect to any one or more of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES REGARDING BUYER

Except (a) as disclosed in the Buyer SEC Documents filed or furnished to the SEC by Buyer on or prior to the Execution Date and publicly available on or prior to the Execution Date, or (b) as set forth in the Buyer Disclosure Letter (with each Schedule to the Buyer Disclosure Letter qualifying the correspondingly numbered and lettered Section of this Article V and any other Section of this Article V to the extent it is reasonably apparent that the disclosure on such Schedule is responsive to such other Section of this Article V), Buyer represents and warrants to Sellers as of the Execution Date and as of the Closing (except for representations and warranties that address matters only as of a specified date, in which case as of such specified date) as follows:

5.1    Organization and Good Standing. Buyer is a corporation duly incorporated, validly existing and in good standing under the Legal Requirements of the State of Delaware and has full power and authority to own and lease the Assets of Buyer as they are now owned and leased, and to carry on the business of Buyer as it is now being conducted.

5.2    Authority, No Conflict.

(a)    This Agreement has been duly and validly executed by Buyer, and this Agreement (assuming due authorization, execution and delivery by Sellers and the Company) constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforceability is limited by the Enforceability Exceptions. Upon the delivery (and execution, if applicable) by Buyer of each of the documents and instruments to be delivered by Buyer at the Closing pursuant to Section 2.5(b) (collectively, the “Buyer Closing Documents”), each of the Buyer Closing Documents (assuming due authorization, execution and delivery by the other party or parties thereto, if applicable) will constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with their respective terms, except as enforceability is limited by the Enforceability Exceptions. Buyer has the right, power and authority to execute and deliver this Agreement and the Buyer Closing Documents and to perform its obligations under this Agreement and the Buyer Closing Documents, and such actions have been duly authorized by all necessary corporate or other governing action by Buyer.

(b)    Except as set forth on Schedule 5.2(b) to the Buyer Disclosure Letter, neither the execution and delivery of this Agreement or any of the other Transaction Documents by Buyer nor the consummation or performance of any of the Transactions by Buyer will, directly or indirectly (with or without notice or lapse of time or both) (i) contravene, conflict with or result in a violation or breach of any provision of any of the Constitutive Documents or Governance Documents of Buyer, (ii) contravene, conflict with or result in a violation or breach of any Legal Requirement to which Buyer is subject, (iii) contravene, conflict with or result in a violation or breach of, constitute a default under, or give any Person the right to declare a default or exercise any remedy under, accelerate the maturity or performance of or payment under, or cancel, terminate, or modify any material Contract to which Buyer is a party or is otherwise bound, or (iv) result in the creation or imposition of any Encumbrance upon any of the Assets of Buyer (other than Permitted Encumbrances), except in the case of clauses (ii), (iii) and (iv), for any contravention, conflict, violation, breach, default, remedy, acceleration, cancellation, termination, modification or Encumbrance, in each case, that would not reasonably be expected to cause a Buyer Material Adverse Effect.

(c)    Except as set forth on Schedule 5.2(c) to the Buyer Disclosure Letter, Buyer is not nor will be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or any of the other Transaction Documents, or the consummation or performance of the Transactions, except for any failure to give such notice or obtain such Consent, in each case, that would not reasonably be expected to cause a Buyer Material Adverse Effect.

5.3    Proceedings; Orders.

(a)    There are no Proceedings pending or, to the Knowledge of Buyer, threatened by or against Buyer that challenges, or that would have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Transactions.

(b)    There is no Order to which Buyer is subject or bound that would have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Transactions.

5.4    Brokers or Finders. There is no investment banker, financial advisor, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer that could be entitled to any fee, commission or other similar payment from Buyer, either of Sellers, the Company or any of their respective Affiliates with respect to the Transactions.

5.5    Financing. Buyer’s obligations under this Agreement are not contingent on the availability of financing.

5.6    No Other Representations or Warranties. Except for the representations and warranties made by Buyer in this Article V, Buyer makes no representation or warranty with respect to Buyer or its business, operations, assets, Liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any Seller of any documentation, forecasts or other information with respect to any one or more of the foregoing.

5.7    Independent Investigation.

(a)    THE REPRESENTATIONS AND WARRANTIES OF SELLERS AND THE COMPANY SET FORTH IN ARTICLES III AND IV (AS MODIFIED BY THE SCHEDULES THERETO) CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE SELLERS, THE COMPANY OR ANY OTHER PERSON TO BUYER IN CONNECTION WITH THE TRANSACTIONS, AND BUYER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESSED OR IMPLIED ARE SPECIFICALLY DISCLAIMED.

(b)    Buyer has conducted to its satisfaction an independent investigation of the financial condition, results of operations, assets, Liabilities, properties and projected operations of the business of the Company. In connection with Buyer’s investigation of the Company, Buyer may have received from or on behalf of the Sellers and the Company certain projections and business plan information. Buyer acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts or plans as furnished to Buyer, and that neither Buyer nor any other Person shall have any claim against any Seller or the

Company or their Affiliates with respect to such projections, forecasts or plans, except for any claim relating to fraud or willful misconduct. Accordingly, none of Sellers, the Company or any of their Affiliates makes any representations or warranties with respect to such projections and other forecasts and plans. Except for the express representations and warranties set forth in this Agreement or the Schedules, Buyer agrees that none of Sellers, the Company or any of its Affiliates will have or be subject to any Liability to Buyer or any other Person resulting from the distribution to Buyer, or Buyer’s use of, any information regarding Sellers or the Company, and any information, document or material made available to Buyer or its Affiliates in any data room, management presentations or any other form in expectation of the Transactions.

ARTICLE VI

PRE-CLOSING COVENANTS

6.1    Access and Investigation. During the Executory Period, Sellers and the Company shall, and Sellers shall cause the Company to, (a) provide Buyer and its Representatives with reasonable access, during normal business hours, to the Assets, offices, facilities, books and records (including working papers and data in the possession of either of Sellers, the Company or any of their respective independent accountants, internal audit reports and management letters from such accountants with respect to the Company’s system of internal controls), Tax Returns, Contracts and Representatives of the Company, (b) furnish and make available to Buyer and its Representatives such financial, operating and other data and information related to the Company as Buyer or any of its Representatives reasonably request, and (c) cause the Representatives of each Seller and the Company to cooperate with Buyer and its Representatives in its investigation of the Company. Notwithstanding foregoing sentence, Sellers and the Company shall not be required to disclose, or cause the disclosure of, any information to Buyer if such disclosure would, in the reasonable opinion of legal counsel to Sellers and the Company, (i) constitute a waiver of any legal privilege, or (ii) contravene any applicable Legal Requirement or binding Contract entered into prior to the Effective Date; provided, that Sellers and the Company shall inform Buyer to the extent information is excluded pursuant to this sentence, and shall use commercially reasonable efforts to provide Buyer with the maximum amount of information requested, including providing information subject to the attorney-client privilege under joint defense privilege or seeking waiver of any applicable confidentiality restrictions.

6.2    Conduct of Business by the Company During Executory Period.

(a)    During the Executory Period, the Company shall, and Sellers shall cause the Company to, (i) conduct its businesses and operations solely in the Ordinary Course, (ii) use commercially reasonable efforts to (A) maintain, keep and preserve its Assets in good condition and repair, (B) preserve its businesses and operations intact, (C) keep available the services of its employees and independent contractors, and (D) preserve the goodwill of customers, suppliers, distributors, lessors, lessees, licensors, licensees, creditors, employees, independent contractors and others having business dealings or relations with the Company, (iii) maintain its books and records in accordance with past practice, (iv) preserve and maintain all Governmental Authorizations, (v) prevent the lapse or other loss of any Company IP Rights, (vi) maintain in full force and effect the Insurance Policies (or replacement insurance policies continuing substantially similar coverage), (vii) prepare and file all Tax Returns in a manner consistent with past practice in preparing and filing similar Tax Returns in prior periods, file all Tax Returns when due, and cause such Tax Returns when filed to be accurate and complete, (viii) timely pay all Indebtedness, Taxes and other Liabilities, (ix) timely perform all obligations under the Company Contracts, (x) continue to spend funds for all budgeted and planned capital expenditures, and (xi) comply in all material respects with all applicable Legal Requirements.

(b)    Without limiting the generality of the foregoing, during the Executory Period, none of Sellers or the Company shall, and Sellers shall cause the Company not to, (i) take or omit from taking any action inconsistent with this Agreement or with the consummation of the Transactions, or (ii) take or omit from taking any action that would result in any inaccuracy in or breach of any of the representations, warranties, covenants, obligations or agreements made by Sellers or the Company in this Agreement.

(c)    Without limiting the generality of the foregoing, during the Executory Period, except (i) as set forth on Schedule 6.2(c) to the Seller Disclosure Letter, (ii) as otherwise expressly provided in this Agreement, or (iii) as expressly consented to in writing by Buyer (such consent to be given in Buyer’s sole discretion), the Company shall not, and Sellers shall cause the Company not to, (A) make any capital expenditures other than budgeted and planned capital expenditures, (B) amend, modify, sublease, assign, extend, renew or terminate any Real Property Lease or enter into any new lease, sublease, license or other Contract for the use or occupancy of any real property, (C) enter into what would be a Material Company Contract if entered into prior to the Execution Date, (D) violate, amend or otherwise modify or waive any of the material terms of any of the Material Company Contracts, (E) enter into any Contract that would be breached by, or require the Consent of any Person in order to continue in full force following, the consummation of the Transactions, (F) release any Person from, or modify or waive any provision of, any confidentiality or similar Company Contract, (G) abandon any application filed by or on behalf of the Company relating to Intellectual Property Rights, (H) create any Subsidiaries, (I) grant any new options, warrants or any other rights with respect to the capital stock of the Company or permit any Optionholder to exercise any issued and outstanding Company Options, (J) take any action, permit any action to be taken, or omit from taking any action that would cause any of the changes, events or conditions described in clauses (a) through (x) of Section 4.20 to occur, or (K) authorize, or enter into any Contract to do, any of the foregoing.

6.3    [RESERVED]

6.4    Exclusivity.

(a)    During the Executory Period, none of Sellers or the Company shall, and Sellers shall cause the Company not to, and Sellers and the Company shall cause each of their respective Affiliates and Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposals or offers from any Person (other than Buyer and its Representatives) concerning (A) any transfer or sale of Assets of the Company (other than the sale of Assets in the Ordinary Course), (B) the issuance of any equity or debt interests or other securities (other than trade accounts or notes payable in the Ordinary Course) of the Company, or (C) any acquisition, business combination, amalgamation, change of control, merger or other similar transaction involving the Company, whether structured as an Asset sale, equity sale, merger or otherwise (collectively, an “Acquisition Proposal”), (ii) have any discussion (other than to provide notice as to the existence of the obligations under this Section 6.4) with or provide any information to any Person relating, directly or indirectly, to any Acquisition Proposal, (iii) approve or recommend, or propose to approve or recommend, whether publicly or to any director, manager or equity holder, any Acquisition Proposal, or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principal, merger agreement, acquisition agreement, option agreement or other similar Contract related to any Acquisition Proposal, or propose, whether publicly or to any director, manager or equity holder, or agree to do any of the foregoing related to any Acquisition Proposal.

(b)    During the Executory Period, Sellers and the Company shall, Sellers shall cause the Company to, and Sellers and the Company shall cause each of their respective Affiliates and Representatives to, (i) immediately cease and terminate any existing discussion or negotiation with any

Person (other than Buyer and its Representatives) with respect to any Acquisition Proposal, and (ii) use commercially reasonable efforts to recover or cause to be destroyed all information concerning the Company in the possession of such Persons and their respective Representatives (other than information provided to such Person in the Ordinary Course for purposes unrelated to an Acquisition Proposal).

(c)    During the Executory Period, Sellers and the Company shall promptly notify Buyer of, and communicate to Buyer in writing the terms and conditions of (and the identity of the Person making), any Acquisition Proposal.

6.5    Notification of Certain Matters. During the Executory Period, Buyer, on the one hand, and Sellers and the Company, on the other hand (as applicable, the “Notifying Party”), shall (and Sellers shall cause the Company to) promptly notify the other (the “Notified Party”) of (a) any notice or other communication from or with any Governmental Authority in connection with the Transactions, (b) any notice from any Person alleging that the Consent of such Person is or may be required in connection with the any of the Transaction Documents or the Transactions, (c) any Proceeding commenced or threatened against the Notifying Party in connection with any of the Transaction Documents or Transactions, (d) any Order issued or threatened to be issued against the Notifying Party, (e) the occurrence of any event that would reasonably be expected to cause any representation or warranty of the Notifying Party contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing, or (f) any failure of the Notifying Party to comply in all material respects with any of the Notifying Party’s covenants, obligations or agreements contained in this Agreement. Notwithstanding anything in this Agreement to the contrary, the delivery of any notice by the Notifying Party and the information or knowledge obtained by the Notified Party pursuant to this Section 6.5 is not to (i) affect or be deemed to affect or modify any representation, warranty, covenant, obligation or agreement contained in this Agreement, the conditions to the obligations of the Parties to consummate the Closing in Article VIII or otherwise prejudice in any way the rights and remedies of the Notified Party under this Agreement, including pursuant to Article IX, (ii) be deemed to affect or modify the Notified Party’s reliance on the representations, warranties, covenants, obligations and agreements made by the Notifying Party in this Agreement, or (iii) be deemed to amend or supplement the Disclosure Letters or prevent or cure any misrepresentation, breach of warranty or breach of covenant by the Notifying Party.

6.6    Notices, Consents and Filings; Compliance.

(a)    As promptly as practicable after the Execution Date, Sellers and the Company shall, and Sellers shall cause the Company to, give all notices and use their reasonable best efforts to obtain, or cause to be obtained, all Consents that are or become required in connection with the execution and delivery of this Agreement and the other Transaction Documents to which any Seller or the Company is a party and the consummation of the Transactions. Buyer shall reasonably cooperate with Sellers and the Company in seeking to obtain such Consents.

(b)    As promptly as practicable after the Execution Date, but in no event more than five (5) Business Days after the Execution Date, each of the Parties shall make (and, with respect to Sellers and the Company, and Sellers shall cause the Company to make) all Filings required by any applicable Legal Requirements to be made by such Person in order to consummate the Transactions. Each of the Parties shall (and, with respect to Sellers and the Company, and Sellers shall cause the Company to) use reasonable best efforts to coordinate and cooperate with the other Parties in exchanging information related to such Filings and providing assistance as such other Party reasonably requests in connection with such Filings. Each Party shall supply (and, with respect to Sellers and the Company, and Sellers shall cause the Company to supply) as promptly as practicable to the appropriate Governmental Authority any additional information and documentary material that is requested by such Governmental Authority in connection with such Filings. Buyer, on the one hand, and Sellers, on the other hand, shall each pay fifty percent (50%) of all filing and other similar fees in connection with the Filings contemplated by this Section 6.6(b), except for those Filings related to the SEC which shall be paid by Buyer.

(c)    To the fullest extent permitted by applicable Legal Requirements, the Parties shall jointly agree upon the form of the notices, Consents and Filings contemplated by this Section 6.6, and shall promptly provide the other Party with copies of all such notices, Consents and Filings.

(d)    Nothing in this Agreement, including this Section 6.6, requires, or is to be construed to require, Buyer or any of its Affiliates to (and the Company shall not, and Sellers shall cause the Company not to, without the prior written consent of Buyer (such consent to be given in Buyer’s sole discretion)) agree to (i) transfer, sell, license, divest, discontinue or limit or hold separate (through the establishment of a trust or otherwise), before, on or after the Closing Date, any equity interests or other securities, Assets, businesses or other interests of Buyer (except as related to the Escrow Agreement), the Company or any of their respective Affiliates, (ii) the imposition of any limitation, restriction or condition on the ability of Buyer, the Company or any of their respective Affiliates to conduct their respective businesses or own, acquire, hold or exercise full rights of ownership of any equity interests or other securities, Assets, businesses or other interests, or (iii) any modification or waiver of the terms of this Agreement or any of the other Transaction Documents.

6.7    Monthly Financial Statements. During the Executory Period, the Company shall deliver to Buyer, within fifteen (15) days after the end of each month, a copy of the unaudited consolidated monthly financial statements of the Company as of the end of such month and for the fiscal period then ended prepared in accordance with GAAP (footnote disclosure excluded) (the “Monthly Financial Statements”).

6.8    Tail Policy; Indemnification of Directors and Officers.

(a)    At or prior to the Closing, Sellers shall purchase a “tail” policy(ies) providing extended reporting period coverage under the existing directors’ and officers’ insurance policies of Sellers and the Company (the “Tail Policy”) covering claims asserted within six (6) years after the Closing Date arising from facts or events that occurred at or before the Closing (including consummation of the Transactions) and the premium for the Tail Policy is to be a Transaction Expense. The Tail Policy (or endorsements thereto) is to name as insureds thereunder all current and former directors, managers and officers of the Company.

(b)    For a period of six (6) years following the Closing Date, Buyer shall, and shall cause the Company to, maintain in effect in the Constitutive Documents and/or Governance Documents of the Company provisions with respect to limitation of liability and indemnification of current or former directors, managers, officers and employees and the advancement of expenses incurred substantially similar to those contained in the Constitutive Documents and/or Governance Documents, as applicable, immediately prior to the Closing, except as otherwise required by applicable Legal Requirements.

6.9    Termination of Certain Contracts. At or prior to the Closing, Sellers and the Company shall, and Sellers shall cause the Company to, terminate those Contracts set forth on Annex E, in each case, in compliance with the terms of each such Contract. Each Seller agrees that, upon the Closing, the Contracts listed on Annex E shall be null and void and shall no longer be valid or in effect.

6.10    Reasonable Best Efforts. Subject to the terms of this Agreement and except where a lesser standard is expressly set forth in this Agreement, each Party shall use such Party’s reasonable best efforts to take, or cause to be take, all actions and to do, or cause to be done, all things necessary or desirable under applicable Legal Requirements to consummate the Transactions and to cause all of the conditions precedent to each other Party’s obligations set forth in Article VIII to be satisfied.

ARTICLE VII

ADDITIONAL COVENANTS

7.1    Tax Returns.

(a)    The Sellers’ Representative shall prepare, or cause to be prepared, all income Tax Returns for the Company that relate to Tax periods ending on or before the Closing Date, but that are required to be filed after the Closing Date. The Sellers’ Representative shall prepare, or cause to be prepared, such Tax Returns consistently with the past practice of the Company in filing their Tax Returns, except as otherwise required by applicable Legal Requirements. The Sellers’ Representative shall provide Buyer with a draft of each such Tax Return (including relevant work papers) at least twenty (20) days prior to the due date for the filing of such Tax Return. The Sellers’ Representative shall permit Buyer to review, comment on and approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) each such Tax Return prior to finalizing such Tax Return. No fewer than two (2) Business Days prior to the due date for filing each such Tax Return, the Sellers’ Representative shall deliver to Buyer the finalized form of such Tax Return. Subject to Article IX, including Section 9.2(b)(iv), Buyer shall timely file, or cause to be timely filed, with the applicable Governmental Authority, each such Tax Return.

(b)    Buyer shall prepare, or cause to be prepared, all non-income Tax Returns for the Company that relate to Tax periods ending on or before the Closing Date, but that are required to be filed after the Closing Date. Buyer shall prepare, or cause to be prepared, such Tax Returns consistently with the past practice of the Company in filing their Tax Returns, except as otherwise required by applicable Legal Requirements. Buyer shall provide the Sellers’ Representative with a draft of each such Tax Return (including relevant work papers) at least twenty (20) days prior to the due date for the filing of such Tax Return. Subject to the immediately following sentence, Buyer shall permit the Sellers’ Representative to review, comment on and approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) each such Tax Return prior to finalizing such Tax Return. Subject to Article IX, including Section 9.2(b)(iv), Buyer shall timely file, or cause to be timely filed, with the applicable Governmental Authority, each such Tax Return.

(c)    Buyer shall prepare, or cause to be prepared all Tax Returns for the Company that relate to any Straddle Period (“Straddle Period Tax Returns”). Buyer shall prepare, or cause to be prepared, such Straddle Period Tax Returns consistently with the past practice of the Company in filing their Tax Returns, except as otherwise required by applicable Legal Requirements. Buyer shall provide the Sellers’ Representative with a draft of each such Straddle Period Tax Return (including relevant work papers) at least twenty (20) days prior to the due date for the filing of such Straddle Period Tax Return. Subject to the immediately following sentence, Buyer shall permit the Sellers’ Representative to review, comment on and approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) each such Straddle Period Tax Return prior to finalizing such Straddle Period Tax Return. Subject to Article IX, including Section 9.2(b)(iv), Buyer shall timely file, or cause to be timely filed, with the applicable Governmental Authority, each such Straddle Period Tax Return.

(d)    The determination of the Taxes of the Company for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date is to be determined by assuming that the Straddle Period consisted of two (2) taxable years or periods, one of which ended at the close of the Closing Date and the other of which began at the beginning of the day immediately following the Closing Date, and items of income, gain, deduction, loss or credit, and any apportionment factors of the Company for the Straddle Period, are to be allocated between such two (2) taxable years or periods on a “closing of the books basis” by assuming that the books of the Company were closed at the close of the Closing Date. However, (i) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, and (ii) periodic Taxes, such as real and personal property Taxes, are to be apportioned ratably between such periods on a daily basis.

7.2    Amended Tax Returns and Carrybacks. Without the prior written consent of the Sellers’ Representative (such consent not to be unreasonably withheld, conditioned or delayed), unless otherwise required by applicable Legal Requirements, Buyer shall not cause or permit any amendment of any income Tax Return of the Company for any Pre-Closing Tax Period, or cause or permit any carryback of any Tax attributes from any Post-Closing Tax Period to any Pre-Closing Tax Period.

7.3    Tax Refunds. Any refund of Taxes of the Company paid with respect to any Tax period ending on or before the Closing Date (a “Pre-Closing Tax Refund”), shall be for the account of Sellers, except to the extent such refund arises as the result of a carryback beginning after the Closing Date. Pre-Closing Tax Refunds shall be paid over to the Sellers’ Representative, net of any Taxes thereon and any cost to Buyer and its Affiliates (including the Company) attributable to the obtaining and receipt of such Pre-Closing Tax Refunds. Buyer shall pay, or cause to be paid, to the Sellers’ Representative any amount to which the Sellers are entitled pursuant to foregoing sentence within fifteen (15) Business Days of the receipt of the applicable Pre-Closing Tax Refund by Buyer, the Company or any of their respective Affiliates. To the extent any Pre-Closing Tax Refund is subsequently disallowed or required to be returned to the applicable Governmental Authority, the Sellers’ Representative shall promptly return any such amounts (plus any interest in respect of such amounts owed to the applicable Governmental Authority) to Buyer.

7.4    Transfer Taxes. Notwithstanding anything in this Agreement to the contrary, the Sellers’ Representative shall timely make, or cause to be timely made, all Filings, including filing appropriate Tax Returns, and take, or cause to be taken, all other actions under applicable transfer notification Legal Requirements and all applicable Legal Requirements relating to Taxes, including Transfer Taxes, that are required to be made or taken by either of Sellers or the Company in connection with or as a result of the Transactions; provided, that the Sellers’ Representative shall permit Buyer to review, comment on and approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) each such Filing, including Tax Returns, prior to finalizing and filing each such Filing, including Tax Returns. All Transfer Taxes, if any, arising in connection with, or as a result of, the Transactions are to be equally apportioned between, and timely paid by, Buyer, on the one hand, and the Sellers’ Representative, on behalf of Sellers, on the other hand, regardless of the Person on whom such Transfer Taxes are imposed by any Legal Requirements.

7.5    Confidentiality. Sellers shall ensure that no confidential and proprietary information concerning the Company and their respective businesses and operations that either of Sellers, any of their respective Affiliates or any of the Representatives of any of the foregoing now possess or hereafter create or obtain, including any confidential or proprietary information relating to the financial condition, results of operations, businesses, Assets, Liabilities or future prospects of the Company or relating to any customer, supplier, distributor, lessor, licensor, licensee or creditors of the Company, is published, disclosed or made accessible by any of them to any other Person at any time or used by any of them without the prior written consent of Buyer (such consent to be given in Buyer’s sole discretion); provided, however, that the restrictions of this Section 7.5 do not apply to the extent (a) such restrictions would otherwise be required by applicable Legal Requirements, (b) such information has otherwise become publicly available other than as the result of a breach by either of Sellers of its obligations under this Agreement; or (c) such information has otherwise been lawfully provided to TELUS or its Affiliates by a third-party not prohibited from disclosing such information by a legal, contractual or fiduciary obligation.

7.6    Public Announcements. Unless required by applicable Legal Requirements, none of the Parties shall make any disclosure or permit any of its Affiliates or Representatives to make any disclosure (whether or not in response to an inquiry) with respect to the Transaction Documents and the Transactions unless previously approved by the Parties in writing. Consistent with the foregoing sentence, Sellers acknowledge that upon execution of this Agreement, Buyer may file a copy of this Agreement as an exhibit to a Form 8-K (describing the Transactions) with the SEC and issue a press release, in each case, as required by the Exchange Act. Sellers and the Company shall consult with Buyer concerning the means by which the Company’s customers, suppliers, distributors, lessors, lessees, licensors, licensees, creditors, employees, independent contractors and others having business dealings or relations with the Company will be informed of the Transactions, and Buyer’s prior written approval will be required (such approval not to be unreasonably withheld, conditioned or delayed), and Buyer has the right, and Sellers and the Company shall provide Buyer a reasonably opportunity, to be present for any such communications.

7.7    Restrictive Covenants.

(a)    During the Restricted Period, no Key Shareholder shall, whether on such Key Shareholder’s behalf or on behalf of, or in conjunction with, any other Person (except Buyer, the Company, or their Affiliates), directly or indirectly, without Buyer’s prior written consent, (i) engage in, or assist other Persons in engaging in, the Restricted Business in the Restricted Area, (ii) acquire any interest in, or render services to, any Person that engages in, directly or indirectly, the Restricted Business in the Restricted Area in any capacity, including as a partner, principal, equity holder, creditor, trustee or other Representative, or (iii) interfere with, or attempt to interfere with, the business relationships (whether formed before, on or after the Closing Date) between Buyer, any of Buyer’s Subsidiaries, the Company or any of their respective Affiliates (collectively, the “Buyer Group”) and any of the customers, suppliers, distributors, lessors, lessees, licensors, licensees, creditors and others having business dealings or relations with any Person within the Buyer Group. Notwithstanding the foregoing, each Key Shareholder is permitted to, directly or indirectly, own, solely as an investment, securities of any Person engaged in the Restricted Business in the Restricted Area that are publicly traded on a national securities exchange if such Key Shareholder (A) is not a controlling g person of, or a member of a group that controls, such Person, (B) does not, directly or indirectly, own two (2%) or more of any class of securities of such Person, and (C) has no active participation in the business of such Person. Notwithstanding anything in the Agreement to the contrary, a Key Shareholder will be permitted to work for a company comprised of multiple divisions, one or more of which may engage in the Restricted Business in the Restricted Area, so long as such Key Shareholder is not, directly or indirectly, working for, consulting with, or providing any services to any such division of such company that is engaged in the Restricted Business.

(b)    During the Restricted Period, no Seller shall, whether on such Seller’s behalf or on behalf of, or in conjunction with, any other Person, directly or indirectly, (i) hire or solicit any employee of any Person within the Buyer Group or encourage any employee or independent contractor of any Person within the Buyer Group to leave such employee’s employment or independent contractor’s engagement with such Person, except, in each case, solely pursuant to a general solicitation that is not directed specifically to any such employee or independent contractor, or (ii) otherwise interfere with, or attempt to interfere with, the relationship between any Person within the Buyer Group and any employee or independent contractor of such Person. Notwithstanding the foregoing, Sellers are permitted to hire or engage any such employee or independent contractor whose employment or engagement with all Persons within the Buyer Group has been terminated (A) by the Buyer Group, or (B) by such employee or independent contractor after one (1) year from the date of such termination, subject, in each case, to any non-competition, non-solicitation, confidentiality and other similar Contracts between any Person within the Buyer Group and such employee or independent contractor.

(c)    Sellers acknowledge that the provisions of this Agreement are (i) reasonable and not any greater than reasonably necessary to protect the Buyer Group, and (ii) in consideration of (A) the Transactions, including Sellers’ right to receive the Final Cash Consideration, and (B) additional good and valuable consideration as set forth in this Agreement and the other Transaction Documents. Sellers acknowledge that the Final Cash Consideration is sufficient to support Sellers’ obligations under this Section 7.7. In addition, Sellers acknowledge (1) that the business of the Buyer Group is or could be conducted throughout the Restricted Area, and (2) the Buyer Group has business activities and valuable business relationships within its industries throughout the Restricted Area. Sellers acknowledge that the potential harm to the Buyer Group of the non-enforcement of any provision of this Section 7.7 outweighs any potential harm to Sellers of its enforcement by injunction or otherwise. Sellers acknowledge that they have had this Agreement carefully read on their behalf and consulted with legal counsel of Sellers’ choosing regarding the contents of this Agreement, have given careful consideration to the restraints imposed upon Sellers by this Section 7.7 and are in full accord as to the necessity of such restraints for the reasonable and proper protection of confidential and proprietary information of the Buyer Group now existing or to be developed in the future. Sellers acknowledge that each and every restraint imposed by this Section 7.7 is reasonable with respect to subject matter, duration, scope and geographical area.

(d)    It is expressly understood and agreed that although the Parties consider the restrictions contained in this Section 7.7 to be reasonable and not any greater than reasonably necessary to protect the Buyer Group, if a court of competent jurisdiction makes a final judicial determination that any restriction regarding the subject matter, duration, scope or geographical area or any other restriction contained in this Section 7.7 is an unenforceable restriction against Sellers, then the provisions of this Section 7.7 are not to be rendered void and such court is expressly empowered to reform such restriction, and such restriction is to be deemed reformed, in such jurisdiction to apply as to such maximum subject matter, duration, scope and geographical area and to such maximum extent as such court judicially determines to be enforceable. Alternatively, in the event any court of competent jurisdiction finds that any restriction contained in this Section 7.7 is unenforceable, and such restriction cannot be reformed so as to make it enforceable, such finding is not to affect the enforceability of any other restriction contained in this Section 7.7 in such jurisdiction or any of the restrictions in this Section 7.7 in any other jurisdiction.

(e)    In the event of a breach of this Section 7.7 by Sellers, the Restricted Period is to be extended by the duration of such breach.

(f)    Notwithstanding anything in this Agreement to the contrary, in no event shall the restrictions set forth in this Section 7.7 apply to TELUS.

7.8    Foreign Employees. For one (1) year following the Closing, Buyer agrees to (i) timely prepare and file, or cause to be timely prepared and filed, an appropriate application to extend the duration of stay applicable to each Foreign Employee who has not yet been granted permanent residency status; and (ii) to the extent permitted by applicable Legal Requirements, support in all reasonable respects each Foreign Worker’s efforts to obtain permanent residency status; and (iii) in the event of a merger, change in control, or other transaction or reorganization that results in or constitutes an effective change of employer of a Foreign Employee, Buyer shall take all reasonable steps required by Legal Requirements to protect the immigration status of such Foreign Employee, including, if necessary, filing an amended immigrant and nonimmigrant petitions as successor-in-interest. Notwithstanding anything to the contrary in this Section 7.8 or elsewhere in this Agreement, in no event shall Buyer or the Company be restricted from terminating the employment of any Foreign Employee for good cause.

7.9    Further Assurances. Following the Closing, the Parties shall reasonably cooperate with each other and with their respective Representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and the Parties agree (a) to furnish upon request to the other Parties such further information, (b) to execute and deliver to each other Party such other documents, and (c) to do such other acts and things, all as the other Parties reasonably request, for the purpose of carrying out the intent of this Agreement and the Transactions. In addition, without limiting the generality of the foregoing, Sellers shall, and shall cause their respective Representatives to, cooperate with Buyer, as reasonably requested by Buyer, in connection with any updates to the legal or equitable ownership records with respect to any registrations (or applications for registration) of Company IP Rights to reflect the Company as the holder of the same.

7.10    Waiver of Transfer Restrictions and Conditions. Except as set forth in this Agreement, the Company and each Seller do hereby waive and relinquish any all rights, restrictions and conditions applicable to the transfer of the Purchased Stock and the cancellation of the Company Options and the Warrant, including, without limitation, any and all notice and consent requirements, rights of first refusal, and any and all other rights, restrictions and conditions set forth any of the Constitutive Documents of the Company.

7.11    Company Benefit Plans. Following the Closing, to the extent permitted by applicable Legal Requirements and the terms of the applicable Benefit Plans, Buyer shall, and shall cause the Company to, maintain the Benefit Plans available to Company employees in accordance with the requirements set forth on Annex F.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1    Conditions to Obligations of the Parties. Each and every obligation of the Parties under this Agreement, except for the obligations of such Party to be fulfilled prior to the Closing and obligations of such Party that survive termination of this Agreement, is subject to the satisfaction (or, where legally permissible, waiver by such Party in writing), at or prior to the Closing, of each of the following conditions:

(a)    No Governmental Authority has enacted, issued, promulgated, enforced or entered any Legal Requirement that is in effect and has the effect of restraining or prohibiting the consummation of the Transactions, otherwise making the Transactions illegal, or causing any of the Transactions to be rescinded following the Closing.

(b)    No Proceeding has been commenced or threatened that if adversely decided would have the effect of restraining or prohibiting the consummation of the Transactions, otherwise making the Transactions illegal, or causing any of the Transactions to be rescinded following the Closing.

8.2    Conditions to Obligations of Buyer. Each and every obligation of Buyer under this Agreement, except for the obligations of Buyer to be fulfilled prior to the Closing and obligations that survive termination of this Agreement, is subject to the satisfaction (or, where legally permissible, waiver by Buyer in writing), at or prior to the Closing, of each of the following conditions:

(a)    Each of the representations and warranties of the Company contained in Article IV (other than the Company Fundamental Representations, Section 4.3(a) and Section 4.3(b)), in each case, that does not contain an express materiality qualification must be true and correct in all material respects as of the Closing with the same effect as though made at and as of the Closing (except those representations and warranties that address matters only as of a specified date, which must be true and correct in all material respects as of that specified date). Each of the representations and warranties of the Company contained in Article IV (other than the Company Fundamental Representations, Section 4.3(a)

and Section 4.3(a)) that does contain an express materiality qualification must be true and correct in all respects as of the Closing with the same effect as though made at and as of the Closing (except those representations and warranties that address matters only as of a specified date, which must be true and correct in all respects as of that specified date). Each of the representations and warranties of Sellers contained in Article III, the Company Fundamental Representations, and the representations and warranties of the Company contained in Section 4.3(a) and Section 4.3(b) must be true and correct in all respects as of the Closing with the same effect as though made at and as of the Closing (except those representations and warranties that address matters only as of a specified date, which must be true and correct in all respects as of that specified date).

(b)    A Company Material Adverse Effect must not have occurred since the Execution Date.

(c)    Sellers and the Company must have performed and complied in all material respects with all of the covenants and obligations that Sellers and the Company, respectively, are required to perform or to comply with pursuant to this Agreement at or prior to the Closing.

(d)    Sellers shall have delivered to Buyer a certificate, in form and substance reasonably satisfactory to Buyer, dated as of the Closing Date and signed by each Seller, confirming satisfaction of the conditions set forth in Sections 8.2(a), and (c) applicable to each such Seller.

(e)    The Company shall have delivered to Buyer a certificate, in form and substance reasonably satisfactory to Buyer, dated as of the Closing Date and signed by an authorized officer of the Company, confirming satisfaction of the conditions set forth in Sections 8.2(a), (b), and (c)

(f)    Sellers and the Company must have delivered, or caused to be delivered, the Seller Closing Documents in accordance with Section 2.5(a).

(g)    Each Employment Agreement shall be in full force and effect as of the Closing.

(h)    Buyer must have received the Escrow Agreement, duly executed by the Escrow Agent.

(i)    There shall not be a material change in the capitalization of the Company from the Execution Date to the Closing Date (as reflected on the Capitalization Table and the Allocation Certificate).

8.3    Conditions to Obligations of Sellers and the Company. Each and every obligation of Sellers and the Company under this Agreement, except for the obligations of Sellers and the Company to be fulfilled prior to the Closing and obligations that survive termination of this Agreement, is subject to the satisfaction (or, where legally permissible, waiver by Sellers in writing), at or prior to the Closing, of each of the following conditions:

(a)    Each of the representations and warranties of Buyer contained in Article V (other than the Buyer Fundamental Representations) that does not contain an express materiality qualification must be true and correct in all material respects as of the Closing with the same effect as though made at and as of the Closing (except those representations and warranties that address matters only as of a specified date, which must be true and correct in all material respects as of that specified date). Each of the representations and warranties of Buyer contained in Article V (other than the Buyer Fundamental Representations) that does contain an express materiality qualification must be true and correct in all respects as of the Closing with the same effect as though made at and as of the Closing (except those representations and warranties that address matters only as of a specified date, which must be true and correct in all respects as of that specified date). Each of the Buyer Fundamental Representations must be true and correct in all respects as of the Closing with the same effect as though made at and as of the Closing (except those representations and warranties that address matters only as of a specified date, which must be true and correct in all respects as of that specified date).

(b)    A Buyer Material Adverse Effect must not have occurred since the Execution Date.

(c)    Buyer must have performed and complied in all material respects with all of the covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing.

(d)    Buyer must have delivered to the Sellers’ Representative a certificate, in form and substance reasonably satisfactory to the Sellers’ Representative, dated as of the Closing Date and signed by a duly authorized officer of Buyer, confirming satisfaction of the conditions set forth in Sections 8.3(a), (b), and (c).

(e)    Buyer must have delivered, or caused to be delivered, the Buyer Closing Documents in accordance with Section 2.5(b).

(f)    Sellers must have received the Escrow Agreement, duly executed by the Escrow Agent.

ARTICLE IX

INDEMNIFICATION

9.1    Survival. All representations, warranties, covenants, obligations and agreements in this Agreement, and the right to commence any claim with respect thereto, are to survive the Closing and the consummation of the Transactions and continue in full force and effect for the time periods set forth in Section 9.4.

9.2    Indemnification Obligations of Sellers.

(a)    From and after the Closing and subject to the limitations set forth in this Article IX, each Seller shall, severally and not jointly, indemnify Buyer and its Affiliates, their respective equity holders (other than the equity holders of Buyer) and the Representatives of each of the foregoing (collectively, the “Buyer Indemnified Persons”) for, and shall save and hold each of them harmless against, and pay on each of their behalf or reimburse each of them for, any Damages that any such Buyer Indemnified Person suffers, sustains or becomes subject to, directly or indirectly, as a result of or in connection with:

(i)    any inaccuracy in or breach of any representation or warranty made by such Seller in Article III; and

(ii)    any nonfulfillment, nonperformance or other breach of any covenant, obligation or agreement of such Seller in this Agreement.

(b)    From and after the Closing and subject to the limitations set forth in this Article IX, Sellers shall, severally and not jointly, in accordance with their respective Pro Rata Share, indemnify the Buyer Indemnified Persons for, and shall save and hold each of them harmless against, and pay on each of their behalf, any Damages that any such Buyer Indemnified Person suffers, sustains or becomes subject to, directly or indirectly, as a result of or in connection with:

(i)    any inaccuracy in or breach of any representation or warranty made by the Company in Article IV;

(ii)    any nonfulfillment, nonperformance or other breach of any covenant, obligation or agreement of the Company in this Agreement;

(iii)    any unpaid Closing Indebtedness or Closing Transaction Expenses;

(iv)    any (i) Taxes (or the non-payment thereof) of the Company or otherwise in relation to the conduct of the businesses of the Company for any Pre-Closing Tax Period, including those Taxes set forth on the Tax Returns contemplated by Section 7.1 (subject to Section 7.1(d) with respect to Straddle Period Tax Returns), (ii) Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor) is or was a member on or prior to the Closing Date, including pursuant to Section 1.1502-6 of the Treasury Regulations or any analogous or similar Legal Requirement, (iii) Taxes of any Person (other than the Company) that relate to an event or transaction occurring on or before the Closing Date that are imposed on the Company as a transferee or successor, by Contract or pursuant to any Legal Requirement, or (iv) Taxes or other Damages incurred by Buyer or the Company pursuant to Section 280G of the Code in connection with the Transactions;

(v)    any Liability under Title IV of ERISA that is imposed on the Company solely due to the Company being a Seller ERISA Affiliate;

(vi)    any claims relating to allocation of the Transaction Consideration among Sellers, Optionholders, and the Warrantholder, including any inaccuracy or misrepresentation on the Allocation Certificate; and

(vii)    any Proceeding relating to any of the foregoing, including any Proceeding commenced by a Buyer Indemnified Person for purposes of enforcing such Buyer Indemnified Person’s rights under this Article IX if such Buyer Indemnified Person is the prevailing party in such Proceeding.

9.3    Indemnification Obligations of Buyer. From and after the Closing and subject to the limitations set forth in this Article IX, Buyer shall indemnify Sellers and their respective Affiliates, their respective equity holders and the Representatives of each of the foregoing (collectively, the “Seller Indemnified Persons”) for, and shall save and hold each of them harmless against, and pay on each of their behalf or reimburse each of them for, any Damages that any such Seller Indemnified Person suffers, sustains or becomes subject to, directly or indirectly, as a result of or in connection with:

(a)    any inaccuracy in or breach of any representation or warranty made by Buyer in Article V;

(b)    any nonfulfillment, nonperformance or other breach of any covenant, obligation or agreement of Buyer in this Agreement; and

(c)    any Proceeding relating to any of the foregoing, including any Proceeding commenced by a Seller Indemnified Person for purposes of enforcing such Seller Indemnified Person’s rights under this Article IX if such Seller Indemnified Person is the prevailing party in such Proceeding.

9.4    Time Limitations.

(a)    Sellers shall have no Liability under Section 9.2(a)(ii) (solely with respect to those covenants, obligations and agreements to be performed at or prior to the Closing), Section 9.2(b)(i) (other than with respect to the Company Excluded Representations), or Section 9.2(b)(ii) (solely with respect to those covenants, obligations and agreements to be performed at or prior to the Closing) unless on or before the eighteen (18) month anniversary of the Closing Date, Buyer notifies the Sellers’ Representative in writing of a claim or potential claim with respect thereto specifying the factual basis of such claim or potential claim in reasonable detail to the extent then known by Buyer. Sellers shall have no Liability under Section 9.2(a)(ii) (solely with respect to those covenants, obligations and agreements to be performed after the Closing), Section 9.2(b)(i) (solely with respect to the Company Regulatory Representations), or Section 9.2(b)(ii) (solely with respect to those covenants, obligations and agreements to be performed after the Closing) unless on or before the date that is thirty (30) days after the expiration of the applicable statute of limitations (including extensions or waivers thereof), Buyer notifies the Sellers’ Representative in writing of a claim or potential claim with respect thereto specifying the factual basis of such claim or potential claim in reasonable detail to the extent then known by Buyer. Any claim or potential claim with respect to Section 9.2(a)(i), Section 9.2(b)(i) (solely with respect to the Company Fundamental Representations), Section 9.2(b)(iii), Section 9.2(b)(iv), Section 9.2(b)(v), Section 9.2(b)(vi), or Section 9.2(b)(vii) shall survive indefinitely.

(b)    Buyer shall have no Liability under Section 9.3(a) (other than with respect to the Buyer Fundamental Representations) or Section 9.3(b) (solely with respect to those covenants, obligations and agreements to be performed at or prior to the Closing), unless on or before the eighteen (18) month anniversary of the Closing Date, the Sellers’ Representative notifies Buyer in writing of a claim or potential claim with respect thereto specifying the factual basis of such claim or potential claim in reasonable detail to the extent then known by Sellers. Buyer shall have no Liability under Section 9.3(b) (solely with respect to those covenants, obligations and agreements to be performed after the Closing), unless on or before the date that is thirty (30) days after the expiration of the applicable statute of limitations (including extensions or waivers thereof), the Sellers’ Representative notifies Buyer in writing of a claim or potential claim with respect thereto specifying the factual basis of such claim or potential claim in reasonable detail to the extent then known by Sellers. Any claim or potential claim with respect to Section 9.3(a) (solely with respect to the Buyer Fundamental Representations) or Section 9.3(c) shall survive indefinitely.

(c)    Upon the giving of notice as contemplated by Section 9.4(a) or Section 9.4(b), as applicable, the Indemnified Person’s rights with respect to the claim or potential claim specified in such notice shall survive the time at which such claim or potential claim would otherwise terminate pursuant to this Agreement (regardless of when the Damages in respect of such claim or potential claim are actually incurred), and such Indemnified Person shall be entitled to commence a Proceeding subsequent to the applicable survival date for the enforcement of such Indemnified Person’s rights under this Article IX.

9.5    Certain Other Limitations and Guidelines.

(a)    Sellers shall have no Liability under Section 9.2(b)(i) (other than with respect to the Company Fundamental Representations and those representations and warranties set forth in Section 4.17 (Taxes)) for any Damages related thereto for which Sellers would, but for this sentence, be liable until the aggregate amount of all such Damages equals or exceeds on a cumulative basis an amount equal to $123,750 (the “Deductible Amount”), in which event Sellers shall be liable, severally and not jointly, in accordance with their respective Pro Rata Share, for all such Damages in excess of the Deductible Amount. Sellers shall have no Liability under Section 9.2(b)(i) (other than with respect to the Company Excluded Representations) for any Damages related thereto for which Sellers would, but for this sentence, be liable that exceed an amount equal to the Indemnity Escrow Fund, plus any interest and earnings earned on the Indemnity Escrow Fund (collectively, the “Initial Cap Amount”). Sellers, except the Key Shareholders, shall have no Liability under Section 9.2 for any Damages related thereto for which Sellers would, but for this sentence, be liable that exceeds the Initial Cap Amount. TELUS shall have no Liability under Section 9.2 for any Damages related thereto for which TELUS would, but for this sentence, be liable that exceeds the portion of the Transaction Consideration received by TELUS. No Key Shareholder (excluding TELUS) shall have any Liability under Section 9.2 for any Damages related thereto for which such Key Shareholder (excluding TELUS) would, but for this sentence, be liable that exceeds such Key Shareholder’s Pro Rata Share of the Transaction Consideration (the “Ultimate Cap Amount”).

(b)    Buyer shall have no Liability under Section 9.3(a) (other than with respect to the Buyer Fundamental Representations) for any Damages related thereto for which Buyer would, but for this sentence, be liable until the aggregate amount of all such Damages equals or exceeds on a cumulative basis an amount equal to the Deductible Amount, in which event Buyer shall be liable for all such Damages in excess of the Deductible Amount. Buyer shall have no Liability under Section 9.3(a) (other than with respect to the Buyer Fundamental Representations) for any Damages related thereto for which Buyer would, but for this sentence, be liable that exceed an amount equal to the Initial Cap Amount. Buyer shall have no liability under Section 9.3(a) (solely with respect to the Buyer Fundamental Representations) or any other clause of Section 9.3 for any Damages related thereto for which Buyer would, but for this sentence, be liable that exceed an amount equal to the Ultimate Cap Amount.

(c)    Payments by an Indemnifying Person pursuant to Section 9.2 or Section 9.3 in respect of any Damages are to be reduced by any insurance proceeds actually received by the Indemnified Person with respect to any such claim (net of any related costs incurred in connection therewith, including deductibles, retroactive premiums and premium increases). Each Indemnified Person shall use commercially reasonably efforts to recover under applicable insurance policies for any Damages prior to seeking indemnification under this Agreement.

(d)    Each Indemnified Person shall use commercially reasonable efforts to mitigate any Damages upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto; provided, however, no Indemnified Person is to be required to incur any costs in connection therewith.

(e)    The representations, warranties, covenants, obligations and agreements of the Parties, and an Indemnified Person’s right to indemnification or other remedy with respect thereto or otherwise under Section 9.2 or Section 9.3, as applicable, are not be affected or deemed waived by reason of any investigation made by or on behalf of such Indemnified Person, its Affiliates or any of their respective Representatives, or by reason of the fact that such Indemnified Person, its Affiliates or any of their respective Representatives knew or should have known that any such representation, warranty, covenant, obligation or agreement is, was or might be inaccurate, breached or not complied with, or by reason of such Indemnified Person’s waiver of any condition set forth in Article VIII.

(f)    The Parties intend for each representation, warranty, covenant, obligation and agreement contained in this Agreement to have independent significance. If an inaccuracy exists in, or any Party has breached, any representation, warranty, covenant, obligation or agreement contained in this Agreement in any respect, the fact that there exists another representation, warranty, covenant, agreement or obligation relating to the same subject matter (regardless of the relative levels of specificity) that is accurate or such Party has not breached is not to detract from or mitigate the fact that an inaccuracy exists in, or such Party is in breach of, the first representation, warranty, covenant, obligation or agreement.

(g)    For purposes of calculating the amount of Damages to which a Buyer Indemnified Person is entitled under this Article IX for an inaccuracy or breach of a representation or warranty under this Agreement (but not for determining whether a representation or warranty is inaccurate or has been breached), the terms “material,” “materially,” “materiality,” “material adverse effect” and “Company Material Adverse Effect” and other similar qualifications are to be disregarded; provided, however, the foregoing is not to apply to the term Material Company Contract, Material Customer or Material Supplier or the definitions thereof.

(h)    Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement, including Section 9.4 and this Section 9.5, limits the survival of any claim or potential claim or the Liability of any Indemnifying Person to an Indemnified Person for fraud or willful misconduct.

(i)    Notwithstanding anything in this Agreement to the contrary, no Party shall be entitled to recover punitive or exemplary damages from any other Party, except to the extent such Party is required to pay such damages to a third-party in connection with a Third-Party Claim.

9.6    Procedure for Indemnification – Third-Party Claims.

(a)    If any Indemnified Person receives notice of the assertion or commencement of any Proceeding made or brought by any Person who is not a Party, an Affiliate of a Party, or a Representative of a Party or an Affiliate of a Party (a “Third-Party Claim”) against such Indemnified Person with respect to which the Indemnifying Person is obligated to provide indemnification under this Agreement, the Indemnified Person shall give the Indemnifying Person prompt written notice of such Third-Party Claim. The failure to give such prompt written notice will not, however, relieve the Indemnifying Person of its indemnification obligations, except and only to the extent that the Indemnifying Person forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Person must describe the Third-Party Claim in reasonable detail and must indicate the estimated amount, if reasonably practicable, of the Damages that have been or could be sustained by the Indemnified Person.

(b)    The Indemnifying Person shall have the right to participate in, or by giving written notice to the Indemnified Person within thirty (30) days after being notified of a Third-Party Claim by the Indemnified Person in accordance with Section 9.6(a) and unconditionally acknowledging in writing the Indemnifying Person’s indemnification obligations to the Indemnified Person with respect to such Third-Party Claim, to assume the defense of such Third-Party Claim at the Indemnifying Person’s expense and by the Indemnifying Person’s own counsel (such counsel must be reasonably acceptable to the Indemnified Person), and the Indemnified Person shall cooperate in good faith in such defense. The Indemnified Person shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by the Indemnified Person subject to the Indemnifying Person’s right to control the defense thereof and, in any event, the Indemnifying Person shall keep the Indemnified Person fully apprised as to the status of such defense. If the Indemnifying Person elects not to assume the defense of such Third-Party Claim or fails to timely notify the Indemnified Person in writing of the Indemnifying Person’s election to assume the defense of such Third-Party Claim as provided in this Agreement, the Indemnified Person shall be entitled to, subject to Section 9.6(d), pay, compromise and defend such Third-Party Claim and seek indemnification for any and all Damages based upon, arising out of, with respect to or by reason of such Third-Party Claim. Buyer and Sellers shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available records relating to such Third-Party Claim (to the extent permitted by applicable Legal Requirements) and making available, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending Party, management employees of the non-defending Party in such a manner as not to unreasonably interfere with the normal operations of the non-defending Party, as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

(c)    Notwithstanding anything in this Agreement to the contrary, if (i) the Indemnifying Person is given notice of a Third-Party Claim in compliance with Section 9.6(a) and fails to notify the Indemnified Person of the Indemnifying Person’s election to defend such Third-Party Claim within the time prescribed in Section 9.6(b) or fails to unconditionally acknowledge in writing the Indemnifying Person’s indemnification obligations to the Indemnified Person with respect to such Third-Party Claim, (ii) the claim for indemnification is based upon, arises out of, is with respect to or is by reason of any criminal or quasi-criminal Proceeding, (iii) the relief sought in connection with the Third-Party Claim is not solely monetary damages, (iv) the Indemnified Person reasonably concludes, based upon advice of counsel, that either a conflict exists between the Indemnifying Person and the Indemnified Person in connection with the defense of the Third-Party Claim or there are legal defenses available to the Indemnified Person that are different from or additional to those available to the Indemnifying Person, (v) Buyer, if acting as the Indemnified Person, reasonably concludes that the Damages relating to such Third-Party Claim could exceed the then current balance of the Indemnity Escrow Fund, (vi) the Third-Party Claim is asserted directly by or on behalf of a Person that is a material customer, supplier, distributor, lessor, licensor, licensee or creditor of the Indemnified Person, or (vii) the defense of the Third-Party Claim is not instituted and continuously maintained in good faith by the Indemnifying Person, then, in any such case, the Indemnified Person is entitled to assume the defense of such Third-Party Claim and assert a claim against the Indemnifying Person for indemnification with respect to such Third-Party Claim pursuant to the terms of this Article IX, with the reasonable costs and expenses of such defense to be included in the amount of Damages sought pursuant to such indemnification. The Indemnifying Person shall cooperate in good faith with the Indemnified Person with respect to the transfer of the defense of such Third-Party Claim from the Indemnifying Person to the Indemnified Person in accordance with this Section 9.6(c).

(d)    Notwithstanding anything in this Agreement to the contrary, the Indemnifying Person shall not enter into a settlement of any Third-Party Claim without the prior written consent of the Indemnified Person (such consent not to be unreasonably withheld, conditioned or delayed), except as provided in this Section 9.6(d). If a firm offer is made to settle a Third-Party Claim without leading to Liability or the creation of a financial or other obligation on the part of the Indemnified Person and provides, in customary form, for the unconditional release of each Indemnified Person from all Liabilities in connection with such Third-Party Claim and the Indemnifying Person desires to accept and agree to such offer, the Indemnifying Person shall give written notice to that effect to the Indemnified Person. If the Indemnified Person fails to consent in writing to such firm offer within fifteen (15) days after the Indemnified Person’s receipt of such notice, the Indemnified Person shall be entitled to continue to contest or defend such Third-Party Claim and in such event, the maximum Liability of the Indemnifying Person as to such Third-Party Claim is not to exceed the amount of such settlement offer. If the Indemnified Person fails to consent to such firm offer and also fails to timely assume defense of such Third-Party Claim, the Indemnifying Person shall be entitled to settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the Indemnified Person has assumed the defense of any Third-Party Claim pursuant to Section 9.6(b) or Section 9.6(c) and the Indemnifying Person has unconditionally acknowledged in writing the Indemnifying Person’s indemnification obligations to the Indemnified Person with respect to such Third-Party Claim, the Indemnified Person shall not agree to any settlement of such Third-Party Claim without the written consent of the Indemnifying Person (such consent not to be unreasonably withheld, conditioned or delayed).

9.7    Procedure for Indemnification – Direct Claims. Any claim by an Indemnified Person on account of Damages that do not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Person by giving the Indemnifying Person prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Person of its indemnification obligations, except and only to the extent that the Indemnifying Person forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Person must describe the Direct Claim in reasonable detail and must indicate the estimated amount, if reasonably practicable, of the Damages that have been or could be sustained by the Indemnified Person. The Indemnifying Person shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. During such thirty (30) day period, the Indemnified Person shall allow the Indemnifying Person and its Representatives to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Person shall reasonably assist the Indemnifying Person’s investigation by giving such information and assistance (including access to the Indemnified Person’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Person or any of its Representatives reasonably requests, in each such case, in such a manner as not to unreasonably interfere with the normal operations of the Indemnified Person. If the Indemnifying Person does not so respond within such thirty (30) day period, the Indemnifying Person is to be deemed to have rejected such Direct Claim, in which case the Indemnified Person shall be entitled to pursue such remedies as are available to the Indemnified Person on the terms and subject to the provisions of this Agreement.

9.8    Payment; Escrow.

(a)    After (a) any final Order has been rendered by a Governmental Authority of competent jurisdiction, (b) a settlement has been consummated in accordance with this Article IX, or (c) the Indemnified Person and the Indemnifying Person have arrived at a mutually binding Contract, in each case, with respect to a Third-Party Claim or a Direct Claim, the Indemnified Person shall forward to the Indemnifying Person notice of any amounts due and owing by the Indemnifying Person in accordance with this Article IX.

(b)    Any amount that is due and owing to any Buyer Indemnified Person for any claim arising under Section 9.2(a) or Section 9.2(b), shall be paid first by release of funds to the applicable Buyer Indemnified Person from the Indemnity Escrow Fund by the Escrow Agent in accordance with the Escrow Agreement, and Buyer and Sellers’ Representative shall, within five (5) Business Days after the occurrence of the earliest event to occur that is described in Section 9.8(a), execute and deliver joint instructions to the Escrow Agent authorizing such release. If any amount in excess of the Escrow Fund is owed by any Key Shareholder to any Buyer Indemnified Person pursuant this Article IX, then such Key Shareholder shall within five (5) Business Days after the occurrence of the earliest event to occur that is described in Section 9.8(a), deliver such amount to Buyer in immediately available funds.

(c)    If any amounts are due and owing by Buyer to any Seller Indemnified Person in accordance with this Article IX, then Buyer shall, within five (5) Business Days after the occurrence of the earliest event to occur that is described in the first sentence of this Section 9.8(a), pay to the applicable Seller Indemnified Person all such amounts by wire transfer of immediately available funds to the account designated by Sellers to Buyer in writing.

(d)    No later than five (5) Business Days after the eighteen (18) month anniversary of the Closing Date, Buyer and the Sellers’ Representative shall jointly instruct the Escrow Agent to disburse the balance of the Indemnity Escrow Fund, if any, to the Sellers’ Representative for payment to each Seller in accordance with such Seller’s applicable Pro Rata Share. Notwithstanding anything contained in this Section 9.8(d) to the contrary, if the Sellers’ Representative is notified in writing of a claim for indemnity hereunder by any Buyer Indemnified Party on or prior to the eighteen (18) month anniversary of the Closing Date, and such claim is not finally resolved or disposed of as of such date, the amount of such claim (to the extent payable from the Indemnity Escrow Fund in accordance with Section 9.8(b)), will be retained in the Indemnity Escrow Fund until such claim is finally resolved or disposed of in accordance with the terms of this Article IX..

9.9    Exclusive Remedies. Subject to Section 2.6 and Section 11.10, the Parties acknowledge and agree that the remedies provided for in this Article IX are to be their sole and exclusive remedies with respect to any claims based upon, arising out of, with respect to or by reason of the matters covered by this Agreement, other than claims based upon, arising out of, with respect to or by reason of any fraud or willful misconduct. Nothing in this Section 9.9 is to interfere with or impede the operation of Section 2.6 (including with respect to the resolution of the Disputed Matters by the Parties and the Independent Accounting Firm), or limit any Person’s right to seek and obtain any equitable relief to which any Person is entitled pursuant to Section 11.10 or to seek any remedy on account of fraud or willful misconduct.

9.10    Tax Treatment of Indemnification Payments. The Parties shall treat each payment made under this Article IX as an adjustment to the Transaction Consideration for Tax purposes, unless (a) a final determination (which includes the execution of a Form 870-AD or successor form) with respect to any such payment causes such payment not to be treated as an adjustment to the Transaction Consideration for Tax purposes or (b) as otherwise required by applicable Legal Requirements.

9.11    Certain Waivers and Releases. Other than with respect to any rights or obligations explicitly arising under this Agreement (including Section 6.8) or the other Transaction Documents, and, solely with respect to TELUS, other than with respect to any right or obligations arising in its capacity as a customer of the Company and not as a Seller or Warrantholder, Sellers (i) shall not, and shall not permit any of their respective Affiliates or any of the Representatives of any of the foregoing (each, together with Sellers, a “Seller Releasing Person”) to, commence, directly or indirectly, any Proceeding (whether for indemnification, contribution, subrogation or otherwise) with respect to any, and (ii) as of the Closing, on their own behalf and on behalf of the other Seller Releasing Persons, hereby waive and forever discharge the Company, their respective Affiliates and the Representatives (solely in their capacities as such) of each of the foregoing (each, a “Company Released Person”) from all, (A) debts, covenants, torts, Damages, Liabilities, demands, claims, suits, defenses, judgments and offsets of every name and nature, that have been or could have been asserted against the Company Released Person by any Seller Releasing Person that arise out of or in any way relate to any event, circumstance, condition, action or omission occurring or existing at or prior to the Closing, and (B) Liabilities of Sellers under Section 2.6 or this Article IX. Sellers hereby acknowledge and agree that Sellers do not have any claim or right to indemnity or contribution from any of the Company Released Persons with respect to any amounts paid by Sellers pursuant to this Agreement or otherwise. Sellers agree that in no event will Buyer, any of its Affiliates, any of their respective Representatives or any of the Company Released Persons have any Liability whatsoever to Sellers for any inaccuracies, breaches, nonfulfillment or nonperformance of the representations, warranties, covenants, obligations or agreements of either of Sellers or the Company under this Agreement, and that Sellers shall not seek to recover any amounts in connection therewith or thereunder from Buyer, any of its Affiliates, any of their respective Representatives or any of the Company Released Persons.

ARTICLE X

TERMINATION

10.1    Termination Events. Subject to Section 10.2, the Parties, by written notice given prior to the Closing, are permitted to terminate this Agreement as follows:

(a)    by mutual written agreement of Buyer and the Sellers’ Representative;

(b)    by Buyer or the Sellers’ Representative if any Governmental Authority has enacted, issued, promulgated, enforced or entered any Legal Requirement that is in effect (and, with respect to any Order, such Order is final and non-appealable) and has the effect of restraining or prohibiting the consummation of the Transactions, otherwise making the Transactions illegal, or causing any of the material Transactions to be rescinded following the Closing;

(c)    by Buyer if any of the representations by Sellers or the Company in this Agreement is inaccurate or Sellers or the Company has breached any of their respective representations, warranties, covenants, obligations or agreements set forth in this Agreement, in each case, such that the material conditions set forth in Section 8.2 could not be satisfied by the Outside Date and such inaccuracy or breach has not been waived in writing by Buyer or such breach has not been cured by Sellers or the Company within ten (10) days after the Sellers’ Representative’s receipt of written notice thereof from Buyer, except that the right to terminate this Agreement under this Section 10.1(c) is not to be available to Buyer if Buyer is in material breach of this Agreement so as to cause any of the conditions set forth in Section 8.1 or Section 8.3 not to be satisfied;

(d)    by Seller if any of the representations by Buyer in this Agreement is inaccurate or Buyer has breached any of its representations, warranties, covenants, obligations or agreements set forth in this Agreement, in each case, such that the material conditions set forth in Section 8.3 could not be satisfied by the Outside Date and such inaccuracy or breach has not been waived in writing by the Sellers’ Representative or such breach has not been cured by Buyer within ten (10) days after Buyer’s receipt of written notice thereof from the Sellers’ Representative, except that the right to terminate this Agreement under this Section 10.1(d) is not to be available to the Sellers’ Representative if any of Sellers or the Company is in material breach of this Agreement so as to cause any of the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied; or

(e)    by Buyer or the Sellers’ Representative if the Closing has not occurred on or before the date that is thirty (30) days following the Execution Date (the “Outside Date”) or such later date as Buyer and the Sellers’ Representative mutually agree upon in writing, unless the terminating Party is in material breach of this Agreement, except that the right to terminate this Agreement under this Section 10.1(e) is not to be available to (i) Buyer if Buyer has breach its obligations under this Agreement in any manner that primarily contributed to the occurrence of the event that gave rise to the termination right under this Section 10.1(e), or (ii) the Sellers’ Representative if either of Sellers or the Company has breached any of its obligations under this Agreement in any manner that primarily contributed to the occurrence of the event that gave rise to the termination right under this Section 10.1(e).

10.2    Effect of Termination. If this Agreement is terminated pursuant to Section 10.1, this Agreement will forthwith become void and have no effect, without any Liability on the part of any Party, its Affiliates or any of their respective Representatives, except (i) with respect to any Liability of a Party for a willful or intentional misrepresentation or willful or intentional breach of any representation, warranty, covenant, obligation or agreement of such Party under this Agreement occurring prior to such termination, and (ii) that Section 7.6 (Public Announcements), this Section 10.2 and Article XI are to survive such termination.

ARTICLE XI

GENERAL PROVISIONS

11.1    Expenses. Except as otherwise expressly provided in this Agreement, each Party shall bear such Party’s respective expenses incurred in connection with the preparation and execution of the Transaction Documents, and consummation of the Transactions, including all fees and expenses of such Party’s Representatives.

11.2    Successors and Assigns; No Third Party Beneficiaries. Subject to the terms of this Section 11.2, this Agreement is to apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the Parties. None of Sellers or the Company is permitted to assign any of such Party’s rights or delegate any of such Party’s obligations under this Agreement without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that TELUS is permitted to assign its rights under this Agreement to any Affiliate of TELUS without the consent of Buyer; provided, further, that, notwithstanding any such assignment by TELUS, TELUS shall remain responsible for any and all obligations and Liabilities under this Agreement in the same manner as if such assignment had not occurred. Buyer is not permitted to assign any of Buyer’s rights or delegate any of Buyer’s obligations under this Agreement without the prior written consent of the Sellers’ Representative (such consent not to be unreasonably withheld, conditioned or delayed), except that Buyer is permitted to assign any of Buyer’s rights and delegate any of Buyer’s obligations under this Agreement, without the prior written consent of the Sellers’ Representative, (a) to any Affiliate of Buyer, (b) in connection with the sale of all or substantially all of the ownership interests or Assets of or any business combination transaction involving Buyer or any of its Affiliates, and (c) as collateral to any financial institution providing financing to Buyer or any of its Affiliates. No assignment or delegation is to relieve any of the Parties of any of such Party’s obligations under this Agreement. Nothing in this Agreement is to be construed to give any Person other than the Parties any legal or equitable right under or with respect to this Agreement or any provision of this Agreement, except such rights as will inure to a successor or permitted assignee pursuant to this Section 11.2 and except as contemplated by Article IX.

11.3    Notices. All notices, Consents and other communications under this Agreement must be in writing and are to be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by facsimile with confirmation of transmission by the transmitting equipment during regular business hours, or if not during regular business hours, the next Business Day, (c) sent by electronic mail during regular business hours, or if not during regular business hours, the next Business Day, (d) received by the addressee, if sent by certified mail, return receipt requested, or (e) received by the addressee, if sent by a nationally recognized overnight delivery service, return receipt requested, in each case to the appropriate addresses or facsimile numbers set forth below (or to such other addresses or facsimile numbers as a Party designates by notice to the other Parties in accordance with this Section 11.3):

If to Buyer or to the Company (after the Closing):

Computer Programs and Systems, Inc.

6600 Wall Street

Mobile, Alabama 36695

Attention: Boyd Douglas

Electronic Mail: Boyd.douglas@cpsi.com

Facsimile: 251-639-8214

with a copy to (which does not constitute notice to Buyer or the Company):

Maynard, Cooper & Gale, P.C.

1901 Sixth Avenue North

2400 Regions Harbert Plaza

Birmingham, Alabama 35203

Attention: Gregory S. Curran

Electronic Mail: gcurran@maynardcooper.com

Facsimile: 205-254-1999

If to Sellers (other than TELUS), the Sellers’ Representative, or to the Company (prior to the Closing):

Get Real Health

51 Monroe Street, Suite 1700

Rockville, Maryland 20850

Attention: Kevin M. Plessner

Electronic Mail: Kevin@Getrealhealth.com

If to TELUS:

TELUS Corporation

TELUS Garden

510 W Georgia Street, 23rd Floor

Vancouver VC, V6B 0M3

Attention: Rob Peets

Electronic Mail: rob.peets@telus.com

11.4    Entire Agreement; Modification. This Agreement and the other Transaction Documents constitute the entire agreement among the Parties and supersede all prior agreements, whether written or oral, among the Parties with respect to the subject matter hereof and thereof. The Parties are not permitted to amend this Agreement, except by a written agreement signed by the Parties. No course of dealing between or among any Persons having any interest in this Agreement is to be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.

11.5    Waiver; Remedies. Neither the failure nor any delay by any of the Parties in exercising any right under this Agreement is to operate as a waiver of such right, and no single or partial exercise of any such right is to preclude any other or further exercise of such right or the exercise of any other right. No waiver of any of the provisions of this Agreement is to be deemed or is to constitute a waiver of any other provisions of this Agreement, whether or not similar, nor is any waiver to constitute a continuing waiver. Any waiver of any condition based on the accuracy of any representation or warranty, or based on the performance of or compliance with any covenant or obligation, is not to affect the right to indemnification, reimbursement or other remedy based on such representation, warranty, covenant, obligation or agreement. The rights and remedies of the Parties are cumulative and not alternative.

11.6    Severability. Subject to Section 7.7(d), any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction is to be, as to that jurisdiction, ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Subject to Section 7.7(d), upon such determination that any term or provision of this Agreement is invalid or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to give effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible.

11.7    Governing Law; Venue. This Agreement, as well as all matters in dispute among the Parties, whether arising from or relating to this Agreement or arising from or relating to alleged extra-contractual facts prior to, during or subsequent to this Agreement, including fraud, misrepresentation, negligence or any other alleged tort or violation of this Agreement, regardless of the legal theory upon which such matter is asserted, are to be governed by, construed under and enforced in accordance with the

Legal Requirements of the State of Delaware without regard to any conflicts of laws principles that would require the application of any other Legal Requirements. The Parties shall bring any Proceeding with respect to this Agreement, the other Transaction Documents or the Transactions in the federal or state courts located in the State of Delaware and, by execution and delivery of this Agreement, the Parties hereby accept for themselves and in respect of their assets, generally and unconditionally, the jurisdiction of such courts. Each Party hereby irrevocably waives, in connection with any such Proceeding, any objection, including any objection to the venue based on the ground of forum non conveniens, that such Party now or hereafter has to the bringing of any such Proceeding in such jurisdiction. Each Party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such Proceeding by the mailing of copies thereof by registered or certified mail, postage repaid, to such Party at such Party’s address set forth in Section 11.3. Nothing in this Agreement is to affect the right of a Party to serve process in any other manner permitted by applicable Legal Requirements.

11.8    Waiver of Jury Trial. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR IN ANY WAY PERTAINING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS, WHETHER NOW OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE. EITHER PARTY IS PERMITTED TO FILE A COPY OF THIS SECTION 11.8 WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED AGREEMENT AMONG THE PARTIES TO IRREVOCABLY WAIVE TRIAL BY JURY, AND THAT ANY PROCEEDING WHATSOEVER AMONG THE PARTIES RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS IS INSTEAD TO BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

11.9    Counterparts; Execution of Agreement. The Parties are permitted to execute this Agreement in one or more counterparts, each of such counterparts is to be deemed to be an original copy of this Agreement and all of which, when taken together, are to be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or other electronic transmission is to constitute effective execution and delivery of this Agreement as to the Parties. Signatures of the Parties transmitted by facsimile or other electronic transmission are to be deemed to be their original signatures for all purposes.

11.10    Enforcement of Agreement. The Parties agree that each Party would be damaged irreparably in the event any of the provisions of this Agreement is not performed in accordance with its specific terms and that any breach of this Agreement by any Party could not be adequately compensated by monetary damages. Accordingly, each Party agrees that, in addition to any other right or remedy to which a Party is entitled, at law or in equity, each Party is entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of the provisions of this Agreement, without posting any bond or other undertaking or proving Damages.

11.11    The Sellers’ Representative.

(a)    Each Seller hereby appoints the Sellers’ Representative for and on behalf of the Securityholders to give and receive notices and communications in connection with this Agreement and the transactions contemplated hereby, to authorize, agree to, receive, hold, and distribute the Transaction Consideration, to take all actions on behalf of the Securityholders pursuant to this Agreement, and to take all actions necessary or appropriate in the judgment of the Sellers’ Representative for the accomplishment of the foregoing. More specifically, the Sellers’ Representative shall have the authority to make all decisions and determinations and to take all actions (including giving consents or agreeing to any amendments to this Agreement or any Seller Closing Document or to the termination hereof or thereof) required or permitted hereunder on behalf of each Securityholder, and any such action, decision or determination so made or taken shall be deemed the action, decision or determination of each such Securityholder, and any notice, communication, document, certificate or information required (other than any notice required by Legal Requirement or under the Company’s Constitutive Documents) to be given to any Securityholder hereunder or pursuant to any Transaction Document shall be deemed so given if given to the Sellers’ Representative. Without limiting the generality of the foregoing, the Sellers’ Representative shall be authorized, in connection with the Closing, to execute all certificates, documents and agreements on behalf of and in the name of the Securityholders necessary to effectuate the Closing and the Transactions.

(b)    Notwithstanding the authority granted to the Sellers’ Representative under Section 11.11(a), the Sellers’ Representative shall (1) immediately forward to TELUS any and all notices or other correspondence received by Sellers’ Representative on behalf of TELUS (including in connection with it being a Securityholder); (2) consult with TELUS and obtain its written consent before taking any action on behalf of TELUS (including in connection with it being a Securityholder); and (3) obtain the written consent of TELUS before agreeing to waive any condition under this Agreement or taking any action on behalf of TELUS (including in connection with it being a Securityholder) related to matters of a financial nature (including, without limitation, matters pertaining to adjustments to or payment of the Transaction Consideration or the Earnout Payment, the purchase price adjustment procedure under Section 2.6, or any dealings with the Escrow Fund).

(c)    In performing the functions specified in this Agreement, the Sellers’ Representative shall not be liable to any Securityholder in the absence of gross negligence or willful misconduct on the part of the Sellers’ Representative. Each Seller shall severally (based on each such Seller’s Pro Rata Share), and not jointly, indemnify and hold harmless the Sellers’ Representative from and against any Damages incurred without gross negligence or willful misconduct on the part of the Sellers’ Representative and arising out of or in connection with the acceptance or administration of his duties hereunder. If not paid directly to the Sellers’ Representative by Sellers, such Damages may be recovered by the Sellers’ Representative from the Escrow Fund otherwise distributable to Sellers (and not distributed or distributable to any Buyer Indemnified Person or subject to a pending indemnification claim of any Buyer Indemnified Person) following the release of the Escrow Fund pursuant to the terms hereof and of the Escrow Agreement, at the time of distribution, and such recovery will be made from Sellers according to their respective Pro Rata Share. Sellers’ Representative is entitled to reimbursement from Securityholders of any fees and expenses, including but not limited to taxes, paid by Sellers’ Representative in performing the functions specified in this Agreement.

(d)    The Sellers’ Representative has legal capacity and full power and authority to execute and deliver this Agreement and each Transaction Document to which the Sellers’ Representative is a party and to perform his obligations hereunder and thereunder. This Agreement has been duly executed and delivered by the Sellers’ Representative, and, assuming the due authorization, execution and delivery of this Agreement by the Buyer, constitutes the valid and binding obligation of the Sellers’ Representative enforceable against the Sellers’ Representative in accordance with its terms, subject to the Enforceability Exceptions. All other agreements and documents to be executed by the Sellers’ Representative in connection with the transactions contemplated by this Agreement will be duly and validly executed by the Sellers’ Representative and, when so executed and delivered (and executed and delivered by the other parties thereto), will constitute the legal, valid and binding obligations of the Sellers’ Representative enforceable in accordance with their respective terms, subject to the Enforceability Exceptions.

(e)    The provisions of this Section 11.11 shall in no way impose any obligations on Buyer. In particular, notwithstanding any notice received by Buyer to the contrary, Buyer (i) shall be fully protected in relying upon and shall be entitled to rely upon, and shall have no Liability to the Securityholders with respect to, actions, omissions to act, decisions and determinations of the Sellers’ Representative, (ii) shall be entitled to assume that all actions, omissions to act, decisions and determinations of the Sellers’ Representative are fully authorized by the Securityholders and (iii) shall be entitled to deal exclusively with the Sellers’ Representative on all matters relating to this Agreement and the other Transaction Documents. All deliveries and payments made by Buyer to the Sellers’ Representative or at the direction of the Sellers’ Representative shall be made on behalf of the Securityholders and shall constitute full performance of the delivery and payment obligations of Buyer under this Agreement and the other Transaction Documents, including any payments made by Buyer to the Sellers’ Representative with respect to the Earnout Payment. Buyer shall not be liable for allocation of particular deliveries and payments of such amounts at the direction of the Sellers’ Representative.

11.12    Rules of Construction.

(a)    Except as otherwise explicitly specified in this Agreement to the contrary, (i) references to an Article, Section, Exhibit or Annex mean an Article or Section of, or Exhibit or Annex to, this Agreement, unless another agreement is specified, (ii) the word “including” is to be construed as “including, without limitation,” (iii) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole, (iv) words in the singular or plural form include the plural and singular form, respectively, (v) pronouns are to be deemed to refer to the masculine, feminine or neuter, as the identity of the Person or Persons requires, (vi) the words “asset” and “property” are to be construed to have the same meaning and effect and to refer to all tangible and intangible assets and properties, including cash, securities, accounts, contract rights and real and personal property, (vii) references to a particular Person include such Person’s successors and permitted assigns, (viii) references to a particular statute, rule or regulation include all rules and regulations thereunder and any predecessor or successor statutes, rules or regulations, in each case as amended or otherwise modified from time to time, (ix) references to a particular agreement, document, instrument or certificate mean such agreement, document, instrument or certificate as amended, supplemented or otherwise modified from time to time if permitted by the provisions thereof, (x) references to “Dollars” or “$” are references to United States Dollars, (xi) an accounting term not otherwise defined in this Agreement has the meaning ascribed to such term in accordance with GAAP, (xii) references to “written” or “in writing” include electronic form, and (xiii) any reference in this Agreement to a “day” or a number of “days” (without explicit reference to “Business Days”) is to be interpreted as a reference to a calendar day or number of calendar days. The headings of Articles, Sections, Exhibits and Annexes and Schedules to the Disclosure Letters are provided for convenience only and are not to affect the construction or interpretation of this Agreement. The Exhibits, the Annexes and the Disclosure Letters are incorporated into this Agreement to the same extent as though fully set forth in this Agreement.

(b)    Whenever this Agreement indicates that Sellers have “made available” any document to Buyer, such statement is to be deemed to be a statement that Sellers have posted, or caused to be posted, such document to the Virtual Data Room (i) prior to the fifth (5th) Business Day immediately prior to the Closing Date and such document was not subsequently removed, or (ii) during the five (5) Business Day period immediately prior to the Closing Date (but in any event, prior to the Closing Date) in response to Buyer identifying or requesting such document during such period.

(c)    The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement is to be construed as if drafted jointly by the Parties and no presumption or burden of proof is to arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

(d)    If any period for giving notice or taking action under this Agreement expires on a day that is not a Business Day, the time period is to be automatically extended to the Business Day immediately following such day. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period is to be excluded.

[Signature Pages Follow]

As of the Execution Date, each of the Parties, intending to be legally bound, has caused an authorized Representative of such Party to duly execute this Agreement on behalf of such Party.

THE COMPANY:

iNetXperts, Corp. doing business as Get Real Health

By:	/s/ Robin Wiener
Name:	Robin Wiener
Title:	CEO

[Signature Page to Stock Purchase Agreement – The Company]

BUYER:

Computer Programs and Systems, Inc.

By:	/s/ J. Boyd Douglas
Name:	J. Boyd Douglas
Title:	President and Chief Executive Officer

[Signature Page to Stock Purchase Agreement – Buyer]

SELLERS:

/s/ Mark Heaney
Mark Heaney

/s/ Robin Wiener
Robin Wiener

/s/ Jason Harmon
Jason Harmon

/s/ Rajesh CKR
Rajesh CKR

/s/ Manoj Sreenilayam
Manoj Sreenilayam

/s/ Alison Hoffman
Alison Hoffman

/s/ Chunmin Ren
Chunmin Ren

/s/ Christina Hendricks
Christina Hendricks

/s/ Romain Gallais
Romain Gallais

/s/ Kelly Grey
Kelly Grey

[Signature Page to Stock Purchase Agreement - Sellers]

TELUS Corporation

By:	/s/ Rich Osborn
Name:	Rich Osborn
Title:	Managing Partner, TELUS Ventures

[Signature Page to Stock Purchase Agreement - Sellers]

SELLERS’ REPRESENTATIVE:

/s/ Kevin M. Plessner
Kevin M. Plessner, solely in his capacity as the Sellers’ Representative

[Signature Page to Stock Purchase Agreement – Sellers’ Representative]

Annex A

Defined Terms

The following definitions will apply in connection with the interpretation of this Agreement:

“Accounts Payable” is defined in Section 4.3(c).

“Accounting Principles” is defined in Section 2.6(g).

“Accounts Receivable” is defined in Section 4.3(c).

“Acquisition Proposal” is defined in Section 6.4(a).

“Affiliate” means, with respect to a specified Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such specified Person. The term “control” means (a) the possession, directly or indirectly, of the power to vote ten percent (10%) or more of the securities of a Person having ordinary voting power, (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, by Contract or otherwise, or (c) being a director, manager, officer, executor, trustee or fiduciary (or their equivalents) of a Person or a Person that controls such Person.

“Agreement” is defined in the introductory paragraph of this Agreement.

“Allocation Certificate” is defined in Section 2.2(e).

“Allocation Percentage” is defined in Section 2.2(e).

“Asset” means any asset or property of any kind, nature, character or description whatsoever (whether known or unknown, whether real or personal or mixed, and whether tangible or intangible).

“Audited Financial Statements” is defined in Section 4.3(a).

“Bank Accounts” is defined in Section 4.19(b).

“Base Purchase Price” is defined in Section 2.2(a).

“Benefit Plans” is defined in Section 4.16(a).

“Business Associates” is defined in Section 4.15(a).

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Mobile, Alabama are authorized or required by applicable Legal Requirements to be closed for business.

“Buyer” is defined in the introductory paragraph of this Agreement.

“Buyer Disclosure Letter” means that certain letter, dated as of the Execution Date, duly executed and delivered by Buyer to the Sellers’ Representative setting forth, among other items, those matters required, necessary or appropriate to be disclosed by Buyer either in response to an express disclosure requirement contained in this Agreement or as an exception to one or more representations, warranties, covenants, obligations or agreements in this Agreement.

Annex A-1

“Buyer Closing Documents” is defined in Section 5.2(a).

“Buyer Fundamental Representations” means those representations and warranties set forth in Section 4.1 (Organization and Good Standing), and Section 4.2 (Authority; No Conflict), Section 4.5 (Brokers or Finders).

“Buyer Group” is defined in Section 7.7(a).

“Buyer Indemnified Persons” is defined in Section 9.2(a).

“Buyer Material Adverse Effect” means any Effect that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the businesses, results of operations, financial condition, or Assets of Buyer and its Subsidiaries, taken as a whole, or (b) the ability of Buyer to consummate the Transactions on a timely basis; provided, however, that, for the purposes of clause (a) in determining whether a Buyer Material Adverse Effect has occurred, no Effect is to be considered to the extent arising out of, relating to or resulting from (i) changes generally affecting the economy, financial or securities markets, (ii) the public announcement of this Agreement and the Transactions in accordance with the terms of this Agreement, (iii) any outbreak or escalation of war (whether or not declared) or any act of terrorism, (iv) general conditions in the industry in which Buyer or any of its Subsidiaries operates, (v) any change in Legal Requirements after the Execution Date, (vi) any change in GAAP after the Execution Date, (vii) the failure of Buyer or any of its Subsidiaries to meet internal or published projections, forecasts or revenue or earning predictions for any period (but not the underlying causes of such failure unless such underlying causes would otherwise be excepted from this definition), or (viii) any natural disasters or acts of God; provided, further, that any Effect arising out of or resulting from any change or event referred to in clause (i), (iii), (iv), (v), (vi) or (viii) is to constitute, and is to be taken into account in determining the occurrence of, a Buyer Material Adverse Effect to the extent such change or event has a disproportionate impact on Buyer or any of its Subsidiaries as compared to other companies that operate in the industries in which Buyer or such Subsidiary, as applicable, operates.

“Buyer SEC Documents” means all reports, schedules, forms, statements, prospectuses, registration statements and other documents filed or furnished by Buyer since January 1, 2016, including those filed or furnished subsequent to the Execution Date, collectively, together with any exhibits and schedules thereto and other information incorporated therein.

“Capitalization Table” is defined in Section 2.2(d).

“Cash and Cash Equivalents” means the aggregate cash and cash equivalents of the Company determined in accordance with GAAP, including all bank deposits and deposits in transit (only to the extent there has been a corresponding reduction of accounts receivable of the Company on account of such deposits and such reduction is taken into account in the determination of Current Assets for purposes of calculating Net Working Capital), but specifically excluding all (a) outstanding checks and authorized automatic account withdrawals that have not cleared (only to the extent there has been a corresponding reduction of accounts payable of the Company on account of such outstanding checks and authorized automatic account withdrawals and such reduction is taken into account in the determination of Current Liabilities for purposes of calculating Net Working Capital) and (b) Loss Proceeds.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980.

“Closing” is defined in Section 2.4.

Annex A-2

“Closing Cash” means the aggregate balance of Cash and Cash Equivalents as of immediately prior to the Closing.

“Closing Consideration” is defined in Section 2.2(a).

“Closing Date” the day on which the Closing takes place.

“Closing Indebtedness” means the aggregate amount of all outstanding Indebtedness as of immediately prior to the Closing.

“Closing Payments” is defined in Section 2.3.

“Closing Statement” is defined in Section 2.6(a).

“Closing Transaction Expenses” means the aggregate amount of all unpaid Transaction Expenses as of immediately prior to the Closing.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” means the Internal Revenue Code of 1986.

“Common Stock” is defined in the Recitals of this Agreement.

“Company” is defined in the introductory paragraph of this Agreement.

“Company Contract” means any Contract to which the Company is a party or is otherwise bound.

“Company Excluded Representations” means the Company Regulatory Representations and the Company Fundamental Representations.

“Company Fundamental Representations” means those representations and warranties set forth in Section 4.1 (Organization and Good Standing; Capitalization), Section 4.2 (Authority; No Conflict), the first sentence of Section 4.4 (Assets), Section 4.18 (Related Persons), and Section 4.21 (Brokers or Finders).

“Company IP Rights” means all of the Intellectual Property Rights owned by the Company.

“Company Material Adverse Effect” means any Effect that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the businesses, results of operations, financial condition, or Assets of the Company, taken as a whole, or (b) the ability of either Sellers or the Company to consummate the Transactions on a timely basis; provided, however, that, for the purposes of clause (a) in determining whether a Company Material Adverse Effect has occurred, no Effect is to be considered to the extent arising out of, relating to or resulting from (i) changes generally affecting the economy, financial or securities markets, (ii) the public announcement of this Agreement and the Transactions in accordance with the terms of this Agreement, (iii) any outbreak or escalation of war (whether or not declared) or any act of terrorism, (iv) general conditions in the industry in which the Company operates, (v) any change in Legal Requirements after the Execution Date, (vi) any change in GAAP after the Execution Date, (vii) the failure of the Company to meet internal or published projections, forecasts or revenue or earning predictions for any period (but not the underlying causes of such failure unless such underlying causes would otherwise be excepted from this definition), or (viii) any natural disasters or acts of God; provided, further, that any Effect arising out of or resulting from any

Annex A-3

change or event referred to in clause (i), (iii), (iv), (v), (vi) or (viii) is to constitute, and is to be taken into account in determining the occurrence of, a Company Material Adverse Effect to the extent such change or event has a disproportionate impact on the Company as compared to other companies that operate in the industries in which the Company operates.

“Company Options” is defined in the Recitals of this Agreement.

“Company Privacy Requirements” is defined in Section 4.6(r).

“Company Products” is defined in Section 4.6(d).

“Company Regulatory Representations” means those representations and warranties set forth in Section 4.16 (Benefit Plans), and Section 4.17 (Taxes).

“Company Released Person” is defined in Section 9.11.

“Company Sites” means Internet websites owned, maintained or operated by the Company.

“Consent” means any consent, approval, authorization, permission, waiver, clearance, exemption, expiration of any notification requirements or similar affirmation by any Person pursuant to any Contract, Governmental Authorization, Legal Requirement or otherwise.

“Constitutive Documents” means, with respect to any Person, the charter, articles or certificate of incorporation, organization or formation or such other constitutive documents of such Person, including those that are required to be registered or kept in the place of incorporation, organization or formation of such Person, which establish the legal existence of such Person.

“Contract” means any contract, agreement, instrument, obligation, covenant, commitment, arrangement, understanding, lease, license, plan, mortgage, indenture, note, loan, bond, debenture, guarantee, insurance policy, concession, franchise, purchase or sales order, bid or other contractual obligation, whether written or oral and whether express or implied, together with all amendments, supplements and other modifications thereto.

“Copyrights” means copyrightable works (including advertising and promotional materials, Software, compilations of data and website content), and any copyrights therefor (whether registered or unregistered), and including common law and statutory rights therein and therefor, and further including goodwill relating thereto, registrations and renewals thereof and applications for registration therefor.

“Current Assets” means, as of the Effective Time, the sum of those current Assets of the Company identified on the example calculation of Net Working Capital on Annex D, calculated in accordance with GAAP (excluding in all instances, all Cash and Cash Equivalents).

“Current Liabilities” means, as of the Effective Time, the sum of those current Liabilities of the Company identified on the example calculation of Net Working Capital on Annex D, calculated in accordance with GAAP.

“Damage” means any damage, loss, Liability, Tax, royalty, claim, judgment, award, assessment, settlement, disbursement, deficiency, fine, penalty, cost or expense of any nature whatsoever (including any costs of investigation and any defense and reasonable attorneys’, consultants’ and experts’ fees and expenses), or diminution of value.

Annex A-4

“Debt Payoff Letters” is defined in Section 2.5(a)(vii).

“Deductible Amount” is defined in Section 9.5(a).

“Direct Claim” is defined in Section 9.7.

“Disclosure Letters” means the Buyer Disclosure Letter and the Seller Disclosure Letter.

“Disputed Matters” is defined in Section 2.6(b).

“Downward Adjustment Amount” is defined in Section 2.6(e).

“Earnout Payment” is defined in Annex B.

“Effect” means any event, occurrence, fact, circumstance, condition, development, change or effect.

“Effective Time” is defined in Section 2.4.

“Employment Agreements” is defined in the Recitals of this Agreement.

“Encumbrances” means any lien (statutory or otherwise), security interest, Preferential Right, charge, claim, condition, equitable interest, community property interest, pledge, mortgage, deed of trust, lease, license, right of occupancy, easement, encroachment, right of way, servitude, profit, conservation, zoning, deed restriction, conditional and installment sale agreement or other title retention device or arrangement, activity and use limitation, restrictive covenant, restriction of any kind or nature, including restriction on the exercise of any attribute of ownership, including use, voting, transfer and receipt of income, or any other encumbrance of any nature whatsoever, together with all documents and instruments evidencing or securing such matter.

“Enforceability Exceptions” is defined in Section 3.2(a).

“Environmental Claim” means any Proceeding alleging Liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification or injunctive relief arising out of, based on or resulting from (a) the presence or Release of any Hazardous Materials, or (b) any actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Laws” means all Legal Requirements relative to or that govern or purport to govern air quality, soil quality, water quality, wetlands, natural resources, solid waste, hazardous waste, hazardous or toxic substances (including Hazardous Materials), pollution or the protection of public health, human health or the environment, including CERCLA, the Hazardous Materials Transportation Act, the Safe Drinking Water Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Toxic Substances Control Act, the Federal Insecticide, Fungicide, and Rodenticide Act, the Occupational Safety and Health Act and the Emergency Planning and Community Right to Know Act.

“Environmental Notice” means any written notice of violation or infraction, or written notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

Annex A-5

“Environmental Permit” means any Governmental Authorization or other material action required to be obtained by or on behalf of the Company under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person that is considered a single employer with the Company under Section 414 of the Code.

“Escrow Agent” means Regions Bank.

“Escrow Agreement” is defined in Section 2.5(a)(iv).

“Escrow Fee” means the fees payable to the Escrow Agent as contemplated by the Escrow Agreement.

“Escrow Fund” is defined in Section 2.3(a).

“Estimated Cash Consideration” means an amount equal to (a) $11,000,000, plus (b) the Estimated Net Working Capital Surplus, if any, minus (c) the Estimated Net Working Capital Deficit, if any, plus (d) the Estimated Closing Cash, minus (e) the Estimated Closing Indebtedness, minus (f) the Estimated Closing Transaction Expenses, minus (g) the Escrow Fund.

“Estimated Closing Cash” is defined in Section 2.2(c).

“Estimated Closing Indebtedness” is defined in Section 2.2(c).

“Estimated Closing Statement” is defined in Section 2.2(c).

“Estimated Closing Transaction Expenses” is defined in Section 2.2(c).

“Estimated Net Working Capital” is defined in Section 2.2(c).

“Estimated Net Working Capital Deficit” means the amount by which the Estimated Net Working Capital is less than the Net Working Capital Target.

“Estimated Net Working Capital Surplus” means the amount by which the Estimated Net Working Capital is greater than the Net Working Capital Target.

“Exchange Act” means the Securities Exchange Act of 1934.

“Execution Date” is defined in the introductory paragraph of this Agreement.

“Executive Order” is defined in the definition of “Sanctions Laws.”

“Executory Period” means the period commencing on (and including) the Execution Date and continuing until the Closing (or, if earlier, the termination of this Agreement in accordance with Article X).

“Export Approvals” is defined in Section 4.22(a).

“FCPA” means the Foreign Corrupt Practices Act of 1977.

Annex A-6

“Filing” means any report, registration, document, filing, declaration, statement, application or submission.

“Final Cash Consideration” means that amount equal to (a) $11,000,000), plus (b) the Final Net Working Capital Surplus, if any, minus (c) the Final Net Working Capital Deficit, if any, plus (d) the Final Closing Cash, minus (e) the Final Closing Indebtedness, minus (f) the Final Closing Transaction Expenses, minus (g) the Escrow Fund.

“Final Closing Cash” means the Closing Cash as finally determined in accordance with Section 2.6.

“Final Closing Indebtedness” means the Closing Indebtedness as finally determined in accordance with Section 2.6.

“Final Closing Transaction Expenses” means the Closing Transaction Expenses as finally determined in accordance with Section 2.6.

“Final Net Working Capital” means Net Working Capital as finally determined in accordance with Section 2.6.

“Final Net Working Capital Deficit” means the amount by which the Final Net Working Capital is less than the Estimated Net Working Capital.

“Final Net Working Capital Surplus” means the amount by which the Final Net Working Capital is greater than the Estimated Net Working Capital.

“Financial Statements” means the Audited Financial Statements and the Latest Financial Statements.

“Financing Source” means Regions Bank.

“FLSA” means the Fair Labor Standards Act of 1938.

“Foreign Employee” is defined in Section 4.15(e).

“GAAP” means United States generally accepted accounting practices in effect as of the date in question.

“Governance Documents” means, with respect to any Person, the bylaws, Sellers agreement, operating agreement, limited liability company agreement, limited partnership agreement, partnership agreement or such other governance documents of such Person.

“Governmental Authority” means any federal, state, local, municipal, foreign or other court, legislature, executive or regulatory (including self-regulatory and non-governmental regulatory) authority, agency or commission, or other governmental or quasi-governmental entity, authority, organization or instrumentality, or any department, agency, subdivision, board, directorate, court, tribunal or other instrumentality of any of the foregoing, or any arbitrator.

“Governmental Authorizations” is defined in Section 4.12(a).

“Hazardous Material” means any chemical, material, substance or waste, whether naturally occurring or manmade, that is currently regulated by or forms the basis of Liability now or hereafter

Annex A-7

under any Environmental Laws, including material or substance that is (a) listed or defined a “hazardous” or “toxic” substance, material, or waste, “extremely hazardous waste”, “restricted hazardous waste”, “pollutant”, “contaminant”, “hazardous constituent”, “special waste”, “toxic substance” or other similar term or phrase under any Environmental Laws and (b) any petroleum product, including any fraction or by-product thereof, asbestos, polychlorinated biphenyls (PCBs), radioactive material and lead-containing paints or coatings.

“Inbound License Agreement” is defined in Section 4.6(b).

“Indebtedness” means the aggregate amount (including the current portion thereof), without duplication, of (a) the Company’s indebtedness, contingent or otherwise, for money borrowed from other Persons, purchase money indebtedness (other than accounts payable by the Company to any Person that is not a Related Person in the Ordinary Course) and reimbursement obligations of the Company with respect to letters of credit, (c) the deferred purchase price of Assets or services incurred outside the Ordinary Course by the Company, (d) all obligations pursuant to which the Company is responsible for any earn-out or contingent payment, bonus, deferred compensation, phantom equity arrangement or other similar payment or arrangement, (e) all obligations for underfunded employee pension benefit plans and any unsatisfied obligation for “withdrawal liability” to a “multiemployer plan” as such terms are defined under ERISA, (f) all off-balance sheet financing of the Company, excluding all operating leases of the Company, (g) all obligations under interest rate hedging, swap Contracts, forward rate Contracts, interest rate cap or collar Contracts or other financial Contracts entered into for the purpose of limiting or managing interest rate risks, (h) all obligations under currency swap transactions (valued at the termination value thereof), (i) all indebtedness and obligations with respect to bank products, including credit cards, credit card processing services, debit cards, stored value cards and purchasing cards (including so-called “procurement cards” and “P-Cards”), (j) all indebtedness and obligations of the type described in this definition guaranteed or in effect guaranteed in any manner, directly or indirectly, by the Company, including through a Contract, contingent or otherwise, to supply funds to, or in any other manner invest in, the debtor, or to purchase indebtedness, or to purchase and pay for Assets if not delivered or pay for services if not performed, primarily or exclusively, for the purpose of enabling the debtor to make payment of the indebtedness or obligation or to insure the owners of the indebtedness or obligation against loss, but excluding the endorsements of checks and other instruments in the Ordinary Course, and (k) all accrued but unpaid interest expense and all penalties, fees, charges and prepayment premiums that are payable, in each case, with respect to any of the indebtedness or obligations described in this definition, including as a result of the entry into the Transaction Documents and the consummation of the Transactions (including any repayment of Indebtedness at or prior to the Closing).

“Indemnified Person” means any Buyer Indemnified Person or Seller Indemnified Person, as applicable.

“Indemnifying Person” means any Party against whom an indemnification claim is made pursuant to Article IX.

“Indemnity Escrow Fund” is defined in Section 2.3(a).

“Independent Accounting Firm” means RSM US, LLP, or such other nationally recognized independent accounting firm mutually acceptable to Buyer and Sellers.

“Information Systems” means all computer hardware, data storage systems, computer and communications networks (other than the Internet), interfaces, firewalls and other apparatus that are owned by or leased to the Company and used to create, manipulate, store, transmit, exchange or receive information in any electronic form.

Annex A-8

“Initial Cap Amount” is defined in Section 9.5(a).

“Insurance Policies” is defined in Section 4.10.

“Intellectual Property Rights” means intellectual property and/or other proprietary rights, including (a) Marks, (b) Net Names, (c) Patents, (d) Copyrights, (e) know-how, trade secrets, technical, marketing or pricing information, plans, notes, reports, drawings, photographs, works, devices, computer hardware, makes, models, works-in-progress, research and development, formulas, algorithms, processes, data, designs, layouts, customer and supplier lists, financial information, inventions, and creations, (f) Software (whether in general release or under development), and (g) all rights to prosecute and perfect any of the foregoing through administrative prosecution, registration, recordation, or other Proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing, including for any past or ongoing infringement, misuse or misappropriation, anywhere in the world.

“International Trade Laws” means any applicable (a) Sanctions Laws; (b) U.S. export control Legal Requirements (including, without limitation, the International Traffic in Arms Regulations (22 CFR §§ 120-130, as amended)), the Export Administration Regulations (15 CFR §§ 730-774, as amended) and any regulation, order, or directive promulgated, issued or enforced pursuant to such Legal Requirements; (c) Legal Requirements pertaining to imports and customs, including those administered by the Bureau of Customs and Border Protection in the United States Department of Homeland Security (and any successor thereof) and any regulation, order, or directive promulgated, issued or enforced pursuant to such Legal Requirements; and (d) export, import and customs laws of other countries in which the Company has conducted and/or currently conduct business.

“Invoices” is defined in Section 2.5(a)(ix).

“IRS” means the United States Internal Revenue Service

“Key Employees” means Robin Wiener, Jason Harmon, Mark Heaney, and Kevin Plessner.

“Key Shareholders” means TELUS, Robin Wiener, Mark Heaney, Jason Harmon, and Rajesh C.K.R..

“Knowledge of Buyer” means any matters known by, or that should be known following reasonable diligence and inquiry by, J. Boyd Douglas and David A. Dye.

“Knowledge of the Company” means any matters known by, or that should be known following reasonable diligence and inquiry by, any of the Key Employees.

“Latest Balance Sheet Date” means the date of the Latest Balance Sheet.

“Latest Balance Sheet” means the balance sheet within the Latest Financial Statements.

“Latest Financial Statements” is defined in Section 4.3(a).

“Leased Real Property” is defined in Section 4.5(a).

“Legal Requirement” means any federal, state, local, municipal, foreign or other law (including common law), statue, code, ordinance, regulation, rule, regulatory or administrative ruling or guidance, directive, Order, constitution, treaty or other restriction, requirement or rule of law of any Governmental Authority.

Annex A-9

“Lenders” means Capital Bank.

“Liability” means any liability, obligation or commitment of any kind, nature, character or description whatsoever (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether matured or unmatured, whether liquidated or unliquidated, whether due or to become due, and whether secured or unsecured).

“Loss Proceeds” means all insurance proceeds and condemnation claims and awards received by the Company prior to the Effective Time as a result of, or with respect to, any Assets of the Company being damaged, destroyed or condemned to the extent such proceeds, claims and awards have not been used to repair or replace such Assets.

“Marks” means, registered and unregistered, trademarks, logos, logotypes, corporate names, trade names, trade dress, and/or service marks, including common law and statutory rights therein and therefor, and further including goodwill relating thereto, registrations and renewals thereof and applications for registration therefor.

“Material Company Contracts” is defined in Section 4.8(a).

“Material Customers” is defined in Section 4.7(a).

“Material Suppliers” is defined in Section 4.7(b).

“Monthly Financial Statements” is defined in Section 6.7.

“Net Names” means internet web sites and internet domain names, including all related internet protocol addresses, and including common law and statutory rights therein and therefor, and further including goodwill relating thereto, registrations and renewals thereof and applications for registration therefor.

“Net Working Capital” means the Current Assets, minus the Current Liabilities.

“Net Working Capital Target” means -$1,362,000.

“Notified Party” is defined in Section 6.5.

“Notifying Party” is defined in Section 6.5.

“NWC Escrow Fund” is defined in Section 2.3(a).

“Objection Deadline” is defined in Section 2.6(b).

“Objection Period” is defined in Section 2.6(a).

“Objection Notice” is defined in Section 2.6(b).

“OFAC” is defined in the definition of “Sanctions.”

“Optionholders” is defined in the Recitals of this Agreement.

“Option Cancellation Agreement” is defined in Section 2.5(a)(ii).

Annex A-10

“Option Consideration” is defined in Section 2.1.

“Order” means any order, award, decision, injunction, judgment, ruling, decree, assessment, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Authority or mediator.

“Ordinary Course” means the ordinary course of business consistent with past practice.

“Outside Date” is defined in Section 10.1(e).

“Parties” means Buyer, Sellers, and the Sellers’ Representative.

“Patents” means inventions (whether patentable or unpatentable and whether or not reduced to practice), improvements to inventions, patents, patent applications and work product therefor, together with any reissuance, division, continuation, continuation-in-part, revision, extension or reexamination of any such patent or patent application, and including common law and statutory rights therein and therefor, and further including goodwill relating thereto, registrations and renewals thereof and applications for registration therefor.

“Permitted Encumbrances” means (a) mechanic’s, materialman’s and similar liens arising and incurred in the Ordinary Course (i) that do not result from a breach, default or violation by the owner of the Asset subject to any such lien, (ii) that are not, individually or in the aggregate, material to the business, operations and financial condition of the owner of the Asset subject to any such lien, and (iii) for which the underlying obligations are not past due or payable, and (b) liens for Taxes not yet due or payable or being contested in good faith (and for which adequate accruals or reserves have been established on the financial statements (with respect to the Company, the Latest Balance Sheets) of the owner of the Asset subject to any such lien in accordance with GAAP).

“Person” means any individual, partnership, limited partnership, limited liability partnership, limited liability company, corporation, unincorporated association, joint stock company, joint venture, trust, business trust or other entity, or any Governmental Authority.

“Personally Identifiable Information” means any information that alone or in combination with other information can be used to specifically identify a Person.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Period through the end of the Closing Date.

“Pre-Closing Tax Refund” is defined in Section 7.3.

“Preferential Right” means any purchase option, call option, right of first refusal, right of first offer, co-sale right, participation right, preemptive right, subscription right or other similar right.

“Privacy Laws and Standards” is defined in Section 4.6(r).

“Proceeding” means any complaint, notice of violation, notice, demand, action, cause of action, enforcement action, lawsuit, litigation, proceeding, hearing, arbitration, mediation, citation, indictment, summons, subpoena, audit or investigation or inquiry of any nature (in each case, whether civil, criminal, administrative, regulatory, investigative or informal, and whether at law or in equity) commenced, conducted, heard or pending by or before any Governmental Authority or mediator.

Annex A-11

“Pro Rata Share” means, with respect to each Seller, the proportion of Purchased Stock owned by such Seller relative to the Purchased Stock owned by all Sellers in the aggregate.

“Purchased Stock” is defined in the Recitals.

“Real Property Leases” is defined in Section 4.5(a).

“Related Person” means (a) any director, officer or employee of either Seller, (b) any shareholder, member, partner, equity holder, director, manager or officer of the Company, and (c) any Affiliate or member of the immediate family of any of the foregoing.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within or from any building, structure, improvement, fixture, building system and equipment, or any component thereof).

“Remedial Amendment Period” is defined in Section 4.16(d).

“Representative” means, with respect to any Person, any director, manager, officer, employee, independent contractor, consultant, legal counsel, accountant, financial advisor or other agent or representative of such Person.

“Restricted Area” means anywhere in North America.

“Restricted Business” means the development and implementation of electronic health record systems and patient engagement platforms (including systems, software, applications, and other products related thereto).

“Restricted Period” means the two (2) year period immediately following the Closing Date.

“Revised Cash Consideration” means that amount equal to (a) $11,000,000), plus (b) the Revised Net Working Capital Surplus, if any, minus (c) the Revised Net Working Capital Deficit, if any, plus (d) the Revised Closing Cash, minus (e) the Revised Closing Indebtedness, minus (f) the Revised Closing Transaction Expenses, minus (g) the Escrow Fund.

“Revised Closing Cash” is defined in Section 2.6(a).

“Revised Closing Indebtedness” is defined in Section 2.6(a).

“Revised Closing Transaction Expenses” is defined in Section 2.6(a).

“Revised Net Working Capital” is defined in Section 2.6(a).

“Revised Net Working Capital Deficit” means the amount by which the Revised Net Working Capital is less than the Estimated Net Working Capital.

“Revised Net Working Capital Surplus” means the amount by which the Revised Net Working Capital is greater than the Estimated Net Working Capital.

Annex A-12

“Sanctioned Jurisdiction” means, a country, territory or geographical region which is itself the subject or target of any Sanctions (including, without limitation, the Crimea region of Ukraine, Cuba, Iran, North Korea, Sudan and Syria).

“Sanctions” means economic or financial sanctions, requirements or trade embargoes imposed, administered or enforced from time to time by Governmental Authorities with jurisdiction over the Seller and the Company and which would apply to the Company’s activities applicable to this Agreement (including, but not limited to, the Office of Foreign Assets Control (“OFAC”), the U.S. Department of State and the U.S. Department of Commerce), the United Nations Security Council, the European Union, Her Majesty’s Treasury, or any other relevant Governmental Authority in the jurisdictions in which the Company operates.

“Sanctions Laws” means all Legal Requirements of any jurisdiction, including the U.S., applicable to the Company, its Affiliates or any Party to this Agreement concerning or relating to Sanctions, terrorism or money laundering, including, without limitation, (a) Executive Order No. 13224 of September 23, 2001 entitled Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (the “Executive Order”); (b) the USA PATRIOT Act of 2001; (c) the U.S. International Emergency Economic Powers Act; (d) the U.S. Trading with the Enemy Act; (e) the U.S. United Nations Participation Act; (f) the U.S. Syria Accountability and Lebanese Sovereignty Act; (g) the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010; (h) the Iran Sanctions Act, Section 1245 of the National Defense Authorization Act of 2012; and (i) any similar Laws, rules, regulations and requirements enacted, administered or enforced by the U.S., the United Nations Security Council, the European Union, Her Majesty’s Treasury or any other relevant Governmental Authority in the jurisdictions in which the Company operates.

“Sanctions Target” means any Person: (a) that is the subject or target of any Sanctions; (b) listed in the annex to, or otherwise subject to the provisions of, the Executive Order; (c) named in any Sanctions-related list maintained by OFAC, the U.S. Department of State, the U.S. Department of Commerce or the U.S. Department of the Treasury, including the OFAC list of “Specially Designated Nationals and Blocked Persons”; (d) located, organized or resident in a Sanctioned Jurisdiction that is, or whose government is, the subject or target of Sanctions; (e) which otherwise is, by public designation of the United Nations Security Council, the European Union, Her Majesty’s Treasury, or any other relevant Governmental Authority in the jurisdictions in which the Company operates, the subject or target of any Sanction; (f) with which any party to this Agreement is prohibited from dealing or otherwise engaging in any transaction by any Sanctions Laws; or (g) owned or controlled by any such Person or Persons described in the foregoing clauses (a)-(f).

“SEC” means the United States Securities and Exchange Commission.

“Securities” is defined in Section 3.1(b).

“Securities Act” means the Securities Act of 1933.

“Securityholders” means, collectively, Sellers, the Optionholders, and the Warrantholder.

“Seller Closing Documents” is defined in Section 3.2(a).

“Seller Disclosure Letter” means that certain letter, dated as of the Execution Date, duly executed and delivered by Sellers to Buyer setting forth, among other items, those matters required, necessary or appropriate to be disclosed by Sellers either in response to an express disclosure requirement contained in this Agreement or as an exception to one or more representations, warranties, covenants, obligations or agreements in this Agreement.

Annex A-13

“Seller ERISA Affiliate” means any Person that is considered a single employer with any Seller under Section 414 of the Code.

“Seller Indemnified Persons” is defined in Section 9.3.

“Seller Releasing Person” is defined in Section 9.11.

“Sellers” is defined in the introductory paragraph of this Agreement.

“Series A Preferred Stock” is defined in the Recitals of this Agreement.

“Software” means computer software programs and software systems, including all databases, compilations, tool sets, compilers, modules, libraries, files or other components, higher level of “proprietary” languages, source code, object code and related data, records, documentation and materials.

“Statutory Transfer Restrictions” means, with respect to any security, those transfer restrictions statutorily imposed on such security under the Securities Act and applicable state securities Legal Requirements.

“Stock Incentive Plan” is defined in the Recitals of this Agreement.

“Straddle Period” means any Tax year or other Tax period beginning on or before the Closing Date and ending after the Closing Date.

“Straddle Period Tax Returns” is defined in Section 7.1(c).

“Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to any contingency) to vote in the election of directors or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof (for this purpose, a Person owns (or Persons own) a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses) or is or controls any managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” includes all Subsidiaries of such Subsidiary.

“Tail Policy” is defined in Section 6.8(a).

“Tax” means any federal, state, county, municipal, local, foreign or other tax, duty, fee, excise, premium, impost, levy, assessment, tariff or other charge of any kind whatsoever imposed, assessed or collected by a Governmental Authority, including (a) any gross income, net income, gross receipts, business, royalty, capital, capital gains, goods and services, value added, general service, service use, severance, stamp, franchise, occupation, production, capital stock, sales and use, real property, real property gains, land transfer, personal property, ad valorem, transfer, registration, license, lease, profits, windfall profits, environmental (including under Section 59A of the Code), payroll, employment,

Annex A-14

unemployment, disability, employer health, pension plan, social security, national insurance contributions, anti-dumping, countervail, excise, recapture, wealth, estate, inheritance, surplus, surtaxes, customs, indebtedness, alternative or add-on minimum, estimated or premium tax, (b) any withholding on amounts paid to or by the relevant Person, (c) any fine, penalty, interest and addition to tax or installment in respect thereof or with respect to the nonpayment thereof, whether disputed or not, and all interest in respect of such fine, penalty and addition, (d) any tax imposed, assessed or collected or payable pursuant to tax sharing agreements or other Contracts relating to the sharing or payment of taxes, levies, assessments, tariffs, duties, deficiencies or fees, and (e) any Liability for any of the foregoing as a transferee, successor, guarantor, or by Contract or by operation of law.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof, and any return, form or other document required to be retained in compliance with applicable Tax reporting and withholding Legal Requirements.

“TELUS” means TELUS Corporation, a British Columbia corporation.

“Third-Party Claim” is defined in Section 9.6(a).

“Transaction Consideration” is defined in Section 2.2(a).

“Transaction Consideration Bank Accounts” means the bank account in the United States to be designated by the Sellers’ Representative in a written notice to Buyer at least five (5) Business Days prior to the Closing Date.

“Transaction Documents” means this Agreement and all other Contracts, documents and certificates contemplated by this Agreement, including the Seller Closing Documents and the Buyer Closing Documents.

“Transaction Expenses” means, to the extent not paid prior to Closing (a) all of the fees, charges, expenses and other costs and Liabilities incurred, paid or required to be paid by Sellers and the Company in connection with the negotiation of this Agreement, the performance of Sellers’ and the Company’s obligations under the Transaction Documents and the preparation for and consummation of the Transactions, including (i) all of the fees, charges, expenses and other costs of legal counsel, accountants, investment bankers, brokers, financial advisors and other representatives and consultants of Sellers and the Company engaged in connection with the Transactions that are not paid directly by Sellers, whether or not such fees, charges, expenses or other costs have been assessed or billed prior to the Closing, (ii) subject to Section 6.6(b), all of the fees, charges, expenses and other costs associated with providing the necessary or appropriate notices or obtaining the necessary or appropriate Consents of any Governmental Authority or other Person in connection with the Transactions, and (iii) all of the fees, charges, expenses and other costs associated with obtaining the release of all Encumbrances on the Assets of the Company, (b) payments, bonuses or severance that become due or are otherwise required to be made by the Company as a result of or in connection with entering into the Transaction Documents and consummating the Transactions or as a result of a change of control of the Company as contemplated by this Agreement or other similar Contract provisions that are triggered by the Transaction Documents and the Transactions (including, without limitation, any payment due to Matthew Soska in connection with his service as Chief Financial Officer of the Company), (c) payroll, employment or other Taxes, if any, required to be paid by Buyer (on behalf of the Company) with respect to the amounts payable pursuant to this Agreement, (d) the premium for the Tail Policy, and (e) one-half of any monetary consideration due pursuant to Amendment No. 1 to that certain License Agreement, dated July 13, 2016, by and between the Company and MatrixCare, Inc.

Annex A-15

“Transactions” means the sale and transfer of the Purchased Stock by Sellers to Buyer, the cancellation of the Company Options and the Warrant, and the other transactions provided for in this Agreement and the other Transaction Documents.

“Transfer Taxes” means all provisional and final sales, use, transfer, real estate transfer, recording, documentary, stamp, registration, value added, gross receipts, capital gains and all other similar Taxes (including penalties and interest).

“Treasury Regulations” means the income tax regulations, including the temporary regulations, promulgated under the Code.

“Ultimate Cap Amount” is defined in Section 9.5(a).

“Union” means a union, works council, labor organization or similar organization.

“Upward Adjustment Amount” is defined in Section 2.6(f).

“Virtual Data Room” means that certain virtual data room managed by Sellers at https://legalanywhere.net/maynardcooper/default.asp.

“Warrant Cancellation Agreement” is defined in Section 2.5(a)(iii).

“Warrantholder” is defined in the Recitals of this Agreement.

“Warrant” is defined in the Recitals of this Agreement.

“401(k) Plan” means the Get Real Health 401(k) Profit Sharing Plan.

Annex A-16

Annex B

Earnout Payment

(a)    If and to the extent earned in accordance with this Annex B, the Securityholders shall be entitled to receive an additional earnout payment (the “Earnout Payment”) from Buyer.

(b)    The amount of the Earnout Payment shall be determined as follows:

(i)    If (A) EBITDA of the Company for the period commencing as of January 1, 2019 and ending as of December 31, 2019 (the “Measurement Period”) is less than $3,000,000, then no Earnout Payment will be due;

(ii)    If (A) EBITDA of the Company for the Measurement Period is equal to or greater than $3,000,000, then an Earnout Payment will be due in the amount reflected in the following illustration:

Earn-Out Payment Illustration						($ in millions)
2019 EBITDA	< $3.0	$3.0	$4.0	$5.0	$6.0	≥ $6.4
Earnout Payment	$0	$4.0	$6.5	$9.0	$11.5	$14.0

The amount of the Earnout Payment will be straight-line interpolated between each threshold set forth in the above illustration.

(c)    EBITDA of the Company shall be calculated in accordance with the following:

(i)    As used herein, “EBITDA” means the total of the following for the Company, each calculated for the Measurement Period: net income, plus interest expense, plus income taxes, plus depreciation and amortization, in each case calculated in accordance with GAAP, except as set forth herein.

(ii)    The calculation of EBITDA of the Company for the Measurement Period will contain a pro forma adjustment for subscription revenues, which shall be calculated as follows, without duplication for any revenues that are already recognized in accordance with GAAP during the Measurement Period:

(A)    The total contract value of each subscription license sale (1) made from the Execution Date through the end of the Measurement Period, (2) for which the underlying licenses are under the control of a customer (including a reseller) and there is an obligation of such customer (including a reseller) to pay for the licenses, and (3) for which payments are scheduled to be made to the Company on a regular and ratable basis over the term of the subscription; minus

(B)    Any incremental costs that are a direct and sole result of the related subscription license sales noted in subsection (A) above (including commissions and payments to third parties) and a “cost of goods sold” expense equal to 20.48% of the total contract value of such subscription license sale. The “cost of goods sold” reduction will apply to all subscription license revenues that would have been recognized under GAAP after January 1, 2020.

Annex B-1

For purposes of this pro forma adjustment, it is expressly understood that any contracted discount that is structured in such a way as to provide a fee abatement on subscription licenses otherwise deployed or placed into service for the first subscription year shall serve to reduce the total contract value of the related licenses for subsequent subscription years in the same amount unless CPSI provides its prior written consent to the discount (i.e., if the contract specifies a 100% discount for subscription fees during the first year of the contract, then none of the underlying licenses will be considered deployed despite the achievement of GAAP revenues). Additionally, the calculation of total contract value will include only those amounts representing contractual obligations that are non-cancelable. A contractual obligation will not be considered to be cancelable solely because of agreement provisions providing for (1) termination for breach; (2) termination for convenience in government contracts, including where using resellers for government contract end customers, where required by the government customer; or (3) unilateral Company options to extend the agreement. Contracts containing provision(s) providing for unilateral customer options to extend and mutual options to extend a subscription sublicense shall be considered to be cancelable.

(iii)    Notwithstanding anything to the contrary in this Annex B, the revenue that would be recognized in connection with any Contract between the Company and TELUS or its Affiliates entered into or amended following the Closing for which Buyer did not provide its advance written consent shall not be included in the calculation of EBITDA for purposes of determining the Earnout Payment. Buyer shall provide its consent or denial of consent as soon as is practically possible but in no event later than two (2) Business Days after receipt of GRH’s written request. Buyer’s consent to the Company entering into or amending a Contract with TELUS shall not be unreasonably withheld, conditioned or delayed.

(d)    In the event that the Company’s EBITDA for the Measurement Period equals or exceeds $3,000,000, then, in the event that Buyer is able to replace its Centriq patient portal with the Company’s InstantPHR patient portal in 2019 with one or more customers and such replacement results in a reduction in Buyer’s third party software expenses in 2019 compared to such expenses in 2018, then the Earnout Payment will be increased, on a dollar-for-dollar basis, with such cost savings in an amount not to exceed $300,000; provided, that, in no circumstances shall the maximum Earnout Payment exceed $14,000,000.

(e)    As promptly as practicable, but in no event later than thirty (30) days after the audit of the Company’s financial statements for fiscal year 2019, Buyer shall prepare and deliver to the Sellers’ Representative a notice (the “Earnout Payment Notice”) setting forth Buyer’s good faith calculation of (i) EBITDA for the Measurement Period, and (ii) the Earnout Payment. Buyer shall contemporaneously provide a list of the books and records used in calculating EBITDA and the Earnout Payment, along with the methodology used. During the thirty (30) day period immediately following the delivery of the Earnout Payment Notice by Buyer to the Sellers’ Representative (the “Earnout Objection Period”), Buyer shall provide the Sellers’ Representative and its respective Representatives with a reasonable opportunity, in a manner that does not unreasonably interfere with the businesses and operations of Buyer and its Affiliates (including the Company), to review any books and records used in calculating the Earnout Payment.

(f)    If, prior to 5:00 p.m. (Central Time) on the last day of the Earnout Objection Period (the “Earnout Objection Deadline”), the Sellers’ Representative has not given Buyer written notice (an “Earnout Objection Notice”) of any good faith objection to the Earnout Payment Notice, or any component thereof, specifying in reasonable detail the nature and basis of such objection, as well as the specific matters in dispute (the “Disputed Earnout Matters”), then the Earnout Payment Notice and all components thereof are to be deemed final and are to be binding and conclusive on the Securityholders for all purposes under this Agreement and not subject to further dispute or challenge.

Annex B-2

(g)    If, prior to the Earnout Objection Deadline, the Sellers’ Representative has given Buyer an Earnout Objection Notice, then Buyer and the Sellers’ Representative shall in good faith attempt to resolve the Disputed Earnout Matters (and, for avoidance of doubt, all other matters with respect to, and all other components of, the Earnout Payment Notice are to be binding and conclusive on the Securityholders for all purposes under this Agreement and not subject to further dispute or challenge). If Buyer and the Sellers’ Representative fail to resolve all of the Disputed Earnout Matters within thirty (30) days following Buyer’s receipt of such Earnout Objection Notice, then Buyer and the Sellers’ Representative shall submit the Disputed Earnout Matters remaining in dispute (and only such Disputed Earnout Matters, as all other matters with respect to, and all other components of, the Earnout Payment Notice (including those Disputed Earnout Matters resolved by Buyer and the Sellers’ Representative in accordance with the immediately preceding sentence) are to be binding and conclusive on the Securityholders for all purposes under this Agreement and not subject to further dispute or challenge) to the Independent Accounting Firm for resolution in accordance with the guidelines and procedures set forth in this Agreement. If Disputed Earnout Matters are submitted to the Independent Accounting Firm for resolution in accordance with the immediately preceding sentence, (i) Buyer and the Sellers’ Representative shall furnish, or cause to be furnished, to the Independent Accounting Firm such work papers and other documents and information relating to such Disputed Earnout Matters as the Independent Accounting Firm requests and as are available to the Buyer or the Sellers’ Representative or their respective Representatives, and Buyer and the Sellers’ Representative are to be afforded the opportunity to present to the Independent Accounting Firm any material relating to such Disputed Earnout Matters, (ii) Buyer and the Sellers’ Representative shall instruct the Independent Accounting Firm to deliver the Independent Accounting Firm’s determination in a written notice to Buyer and the Sellers’ Representative within thirty (30) days of the submission to the Independent Accounting Firm of such Disputed Earnout Matters, and such determination is to be final, binding and conclusive on the Securityholders and the Buyer for all purposes under this Agreement and not subject to further dispute or challenge and is to be used in the calculation of EBITDA for the Measurement Period and the determination of the Earnout Payment, and (iii) the fees and expenses of the Independent Accounting Firm are to be allocated and payable by Buyer, on the one hand, and the Sellers’ Representative, on the other hand, in proportion to the amounts by which the proposals of Buyer and the Sellers’ Representative, respectively, differed from the Independent Accounting Firm’s final determination of such Disputed Earnout Matters, and Buyer and the Sellers’ Representative shall instruct the Independent Accounting Firm to determine such proportions in the Independent Accounting Firm’s final determination.

(h)    Within five (5) Business Days of the final determination of EBITDA for the Measurement Period and the amount of the Earnout Payment, the Sellers’ Representative shall prepare (or cause to be prepared) and deliver to Buyer an updated Allocation Certificate reflecting any changes to the information therein resulting from the increase in the Transaction Consideration caused by the Earnout Payment being earned.

(i)    Within thirty (30) days of the final determination of EBITDA for the Measurement Period and the amount of the Earnout Payment, Buyer shall pay the Earnout Payment to (1) the Transaction Consideration Bank Account, on behalf of Sellers and the Warrantholders, and (2) the Company, to be distributed by the Company through a special Company payroll to the Optionholders (the amount of each such payment in clauses (1) and (2) hereof to be based on each such Securityholder’s respective Allocation Percentage as reflected in the updated Allocation Certificate).

(j)    The Securityholders and Buyer agree and acknowledge that, except as expressly set forth in the Agreement, nothing contained herein or in any other Transaction Document shall require the business of the Company to be conducted in any particular manner after the Closing. During the Executory Period, the business of the Company shall be conducted in the Ordinary Course. Without limiting the foregoing, from and after the Effective Date, the Company shall not (and Sellers shall cause the Company not to) accelerate any payments due from any customer, including any reseller, without the written consent of Buyer.

Annex B-3

(k)    Notwithstanding anything contained herein to the contrary, the Buyer shall have the right to setoff against the Earnout Payment (if any) any Damages to any Buyer Indemnified Persons by the Sellers pursuant to the Agreement.

(l)    The Securityholders shall treat each payment made under this Annex B as an adjustment to the Transaction Consideration for Tax purposes, unless (i) a final determination (which includes the execution of a Form 870-AD or successor form) with respect to any such payment causes such payment not to be treated as an adjustment to the Transaction Consideration for Tax purposes or (ii) as otherwise required by applicable Legal Requirements.

Annex B-4